     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1999

                                                REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       KINDERCARE LEARNING CENTERS, INC.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                    8351                                   63-0941966
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
             incorporation)                     Classification Code Number)                  Identification Number)

                      650 N.E. HOLLADAY STREET, SUITE 1400
                             PORTLAND, OREGON 97232
                                 (503) 872-1300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                              EVA KRIPALANI, ESQ.
                       KINDERCARE LEARNING CENTERS, INC.
                      650 N.E. HOLLADAY STREET, SUITE 1400
                             PORTLAND, OREGON 97232
                                 (503) 872-1300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                        COPIES OF ALL CORRESPONDENCE TO:

           JOHN B. TEHAN, ESQ.                       VALERIE FORD JACOB, ESQ.
        SIMPSON THACHER & BARTLETT           FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
           425 LEXINGTON AVENUE                         ONE NEW YORK PLAZA
         NEW YORK, NEW YORK 10017                 NEW YORK, NEW YORK 10004-1980
              (212) 455-2000                              (212) 859-8000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                      PROPOSED
                            TITLE OF SECURITIES                                  MAXIMUM AGGREGATE             AMOUNT OF
                              TO BE REGISTERED                                   OFFERING PRICE(1)          REGISTRATION FEE
Common Stock, par value $.01 per share......................................        $200,000,000                $55,600

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the registrant's common stock, which is referred to as the "U.S. prospectus," and one to be used in connection with a concurrent international offering of the registrant's common stock, which is referred to as the "international prospectus." The international prospectus will be identical to the U.S. prospectus except that it will have a different front cover page, underwriting section and back cover page. The U.S. prospectus is included in this registration statement and is followed by the alternate pages to be used in the international prospectus. The alternate pages to be used in the international prospectus have been labeled "ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS."

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED APRIL 9, 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

 [LOGO]
                                         SHARES
                       KINDERCARE LEARNING CENTERS, INC.

                                  COMMON STOCK

                             ---------------------

    We are issuing and selling       shares of common stock, and stockholders
are selling       shares of common stock. The U.S. underwriters will offer
        shares in the United States and Canada, and the international managers
will offer         shares outside the United States and Canada.

    We expect the public offering price to be between $      and $      per
share. Currently, our common stock does not trade on a national securities exchange and only a very limited public market exists for the shares. After pricing of the offering, we expect that the common stock will trade on The New
York Stock Exchange under the symbol "      ."

    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

                             ---------------------

                                                                                     PER SHARE     TOTAL
                                                                                    -----------  ---------
Public offering price.............................................................       $           $
Underwriting discount.............................................................      $            $
Proceeds, before expenses, to KinderCare..........................................      $            $
Proceeds, before expenses, to the selling stockholders............................      $            $

    The U.S. underwriters may also purchase up to an additional shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an
aggregate of an additional             shares from the selling stockholders.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Merrill Lynch & Co. is acting as sole book-running manager for the offering. Merrill Lynch & Co. and Credit Suisse First Boston are acting as joint lead managers. The shares of common stock will be ready for delivery in New York, New
York on or about       , 1999.

                            ------------------------

                              JOINT LEAD MANAGERS

MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON

                               ------------------

SALOMON SMITH BARNEY                       NATIONSBANC MONTGOMERY SECURITIES LLC

                               ------------------

                  The date of this prospectus is       , 1999.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Summary....................................................................................................           3
Risk Factors...............................................................................................          11
Use of Proceeds............................................................................................          18
Dividend Policy............................................................................................          18
Price Range of Common Stock................................................................................          19
Capitalization.............................................................................................          20
Dilution...................................................................................................          21
Selected Financial and Other Data..........................................................................          22
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          25
Business...................................................................................................          39
Management.................................................................................................          60
Relationships and Transactions Related to KinderCare.......................................................          67
Principal and Selling Stockholders.........................................................................          69
Description of Long-term Indebtedness......................................................................          71
Description of Capital Stock...............................................................................          74
Shares Eligible for Future Sale............................................................................          76
United States Tax Consequences to Non-United States Holders................................................          79
Underwriting...............................................................................................          82
Legal Matters..............................................................................................          86
Experts....................................................................................................          86
Available Information......................................................................................          86
Index to Consolidated Financial Statements.................................................................         F-1

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about KinderCare Learning Centers, Inc., including: (a) our anticipated growth strategies, (b) future expenditures for capital projects, (c) our ability to continue to control costs and maintain quality, (d) the general economic environment, (e) federal and state legislation regarding welfare reform, the child care industry, transportation safety and labor and employment issues, (f) competitive conditions in the child care and early education industries, (g) availability of a qualified labor pool, (h) the impact of labor organization efforts, (i) various factors affecting occupancy levels, (j) availability of sites and/or licensing or zoning requirements affecting new center development and (k) the impact of Year 2000 compliance by us and those entities with which we do business.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

    The following section highlights the key information contained in this prospectus. You should read the entire prospectus, including the financial data and related notes, before making an investment decision.

KINDERCARE LEARNING CENTERS

    KinderCare Learning Centers, Inc., founded in 1969, is the leading for-profit provider of early childhood care and educational services in the United States. We provide center-based early childhood care and educational services five days a week throughout the year to children between the ages of six weeks and twelve years. At March 5, 1999, we operated a total of 1,151 child care centers and served approximately 124,000 children and their families in 39 states, as well as the United Kingdom. For the twelve months ended March 5, 1999, our net revenue was $623.6 million and our Adjusted EBITDA was $101.1 million.

    We are the nation's leading provider of early childhood care and education in terms of number of centers, number of children we serve, geographical breadth and number of teachers and caregivers we employ. Our high quality early education and child care services have enabled us to develop a strong brand identity and reputation in an industry where personal trust and parent referrals play an important role in attracting new customers. We believe that our brand name enjoys widespread recognition and that our brand awareness is substantially greater than that of our competitors.

    We operate two primary types of child care and early education centers:
KinderCare community centers and KinderCare At Work-Registered Trademark-centers. KinderCare community centers, which comprise the vast majority of our centers, typically provide center-based educational and child care services to children between the ages of six weeks and 12 years. For our KinderCare At Work-Registered Trademark- centers, we partner with employers to meet their individual needs for on-site/near-site child care for their employees. At March 5, 1999, we operated 39 on-site/near-site centers for 34 different employers. We intend to grow our core business by adding new community and employer-sponsored centers and upgrading our existing community centers.

OUR INDUSTRY

    We are part of the education industry, a $650 billion per year industry in the United States that includes preschool to post-secondary education, as well as training at corporations nationwide. Within this industry, the child care and early education sector is highly fragmented, with the top 50 for-profit child care companies serving less than 2% of the estimated 50 million children under the age of 12. In recent years, this sector has received increased media and government attention as research has been publicized highlighting the importance of quality child care experiences to early childhood development.

    The child care segment of the education industry generated an estimated $33 billion in revenues in 1998, with approximately 100,000 centers throughout the United States, and grew at a compound annual growth rate of 11.6% from 1982 to 1998. From 1998 to 2003, the overall child care segment is expected to grow at a 7.1% compound annual growth rate to an estimated $46.5 billion in 2003, according to Marketdata Enterprises. The growth in this industry segment has been, and is expected to continue to be, driven by a number of factors, including the following:

    - the growing number of mothers in the workforce

    - the increasing population of children under the age of five

    - the increasing amount of scientific research emphasizing, and the resulting public awareness of, the importance of education during a child's early development

    - the increasing use of center-based care

    - proposed increases in federal and state support of child care service providers

INITIATIVES SINCE THE RECAPITALIZATION

    In February 1997, affiliates of Kohlberg Kravis Roberts & Co. became beneficial owners of 83.6% of our outstanding common stock in a recapitalization transaction. Since that time, we have significantly improved the quality of our operations, positioning our company to benefit from the industry's positive growth trends. Key elements of our transformation include the following:

    - NEW MANAGEMENT TEAM. Beginning with the February 1997 addition of David J. Johnson as our chief executive officer and the subsequent addition of nine other officers, we added significant depth and professionalism to our senior management team. Mr. Johnson was formerly chief executive officer of Red Lion Hotels where he gained multi-unit management expertise while growing that company significantly. Since the recapitalization, we have relocated our headquarters to Portland, Oregon, substantially rebuilt our corporate staff with experienced professionals and redesigned many management processes. We made these changes with minimal disruption to our center-level operations while also improving our strong field management team.

    - INCREASED INVESTMENT IN OUR PEOPLE. We took steps to strengthen field operations personnel following the recapitalization by adding back field management positions that had been eliminated in prior years, including adding 27 area manager positions, bringing the total to 77, and 12 regional support positions. We also began a program of recruiting individuals with multi-unit retail experience for area manager positions, instituting incentive pay programs designed to focus center and area managers on center-level performance and enhancing other employee benefits. These measures have increased the support and control of our field operations, as well as the quality and professionalism of our field employees.

    - ACCELERATED NEW CENTER DEVELOPMENT AND IMPROVED NEW CENTER ECONOMICS. Following the recapitalization, we developed a new center prototype which reflects a larger and more physically appealing design than prior prototypes. These larger centers are designed to generate higher revenues, operating income and margins than our existing centers. At 70% occupancy, our new centers have average annual revenue potential of approximately $920,000, compared to approximately $480,000 for our centers opened in fiscal 1996 and earlier. At March 5, 1999, in our centers opened in fiscal 1996 and earlier, the average licensed capacity was 120 and the average weekly tuition rate was $111, while in our centers opened after fiscal 1996, the average licensed capacity was 180 and the average weekly tuition rate was $141. In order to take advantage of these improved economics, we added 20 of our new prototype centers in fiscal 1998 and expect to open 40 more during fiscal 1999.

    - QUALITY INITIATIVES, INCLUDING ACCREDITATION OF OUR CENTERS. We have pursued a variety of initiatives since the recapitalization designed to increase the quality and consistency of our operations. These initiatives include promoting operating standards at our centers and enhancing training for staff and management personnel. Although not mandated by any regulatory authority, we are also aggressively pursuing accreditation of our centers by the National Association for the Education of Young Children, a national organization that has established comprehensive criteria for providing quality early childhood education and care.

    - MANAGEMENT FOCUS ON CENTER-LEVEL PERFORMANCE. Our new management team has increased the focus of both corporate and field staff on center-level management of all aspects of our operations. We linked incentives to center-level results, involved center directors in budgeting and held them accountable for center-level operating results. We believe that these initiatives have improved our center-level performance by increasing the quality of our information and improving our ability to react to individual market conditions.

    - UPGRADED BASE OF EXISTING CENTERS. We have invested, and will continue to invest, in a renovation program that is designed to bring all of our centers to a company standard for physical plant and equipment and to enhance the curb appeal of these centers. In addition, we conduct regular strategic reviews of our centers to assess their profitability and potential, and we close centers when our review process indicates that such centers are not meeting performance expectations.

    - IMPROVED SITE SELECTION AND NEW CENTER DEVELOPMENT PROCESS. We have refined and expanded our new center site selection and development process to more effectively target not only attractive markets but also specific locations within those markets with the greatest convenience and retail appeal. As part of this process, we perform comprehensive studies to determine near and long-term potential for both occupancy and tuition growth. We have also streamlined the new center opening process to more efficiently transition our centers from the construction phase to full operation.

OUR COMPETITIVE STRENGTHS

    Our objective is to build on our position as the nation's leading provider of early childhood care and educational services by further developing our competitive strengths. Our unique operating strengths include the following:

    - LEADING MARKET POSITION. At March 5, 1999, we operated 1,151 child care centers with total center licensed capacity of approximately 145,000 full-time children. Our current licensed capacity represents more than 20% of the aggregate capacity of the top 50 for-profit child care service providers. Our position as the industry leader with a large, nationwide customer base gives us both the ability to spread the costs of programs and services over a large number of centers and a valuable distribution network for new products and services. We believe that this position makes us an attractive strategic partner for companies with high quality, compatible products and services.

    - STRONG BRAND IDENTITY AND REPUTATION. With 30 years of experience in the industry, we believe that we enjoy strong brand recognition and a reputation for quality. This represents a valuable asset in our industry where personal trust and parent referrals play an important role in attracting new customers. We strive to reinforce our positive image through our many quality initiatives and our targeted marketing to current and potential customers.

    - HIGH QUALITY EDUCATIONAL PROGRAMS. Under the direction of our education department led by a professional with a Ph.D. in early childhood education, we have developed high quality proprietary curricula targeted to children in each of the age and development levels we serve. Our training programs for our teachers focus on delivery of our curricula and foster an understanding of developmentally appropriate practices. Our programs are updated and enhanced as new research becomes available. We believe that educational content is becoming increasingly important as a distinguishing factor in our industry and that our high-quality educational programs are an increasingly important part of our business.

    - GEOGRAPHICALLY DIVERSE OPERATIONS. Our broad national presence, with centers located throughout 39 states, enhances brand awareness and mitigates the potential impact of changing local or regional economic trends, demographic trends or regulatory factors.

    - ABILITY TO ATTRACT AND RETAIN A QUALIFIED WORKFORCE. We believe our ability to provide enhanced employee benefits and recognition programs gives us a competitive advantage in attracting and retaining a high quality workforce, which is an important factor in the successful operation of our centers. Our focus on investing in our people has led us to improve our benefit and incentive programs, employee recognition programs and training programs, while our size allows us to spread these costs over a larger base than our competitors.

    - FINANCIAL FLEXIBILITY. We have an attractive capital structure and following the offering will have substantially reduced our outstanding debt. In addition, we have a real estate portfolio of 747 owned centers, which provide us with the opportunity to pursue sale leaseback arrangements or other strategies to improve our financial flexibility. We believe that our capital structure and real estate assets are a competitive advantage, providing us with capital to invest in our business and finance our future growth.

OUR GROWTH STRATEGY

    We are implementing a growth strategy that contains the following key elements:

    - CONTINUE ACCELERATED OPENING OF CENTERS WITH IMPROVED ECONOMICS. We plan to continue the accelerated opening of new community centers in attractive markets. We expect to add approximately 50 new centers in fiscal year 2000. We believe there are opportunities to continue to locate centers in many attractive markets across the United States. From siting to opening, a new center typically requires an 18 to 24 month lead time. Accordingly, the centers we have planned for fiscal years 1999 and 2000 are currently in various stages of development. We expect that our improved development and opening process, along with the recent addition of a Senior Director of New Centers, will allow us to continue to open new centers with economics that compare favorably to our existing center base.

    - EXPAND EMPLOYER-SPONSORED CHILD CARE SERVICES. We believe that we have an opportunity to expand our KinderCare At Work-Registered Trademark-operations based on the quality of our curricula and the strength of our brand. We consider on-site/near-site employer-sponsored child care to be one of the fastest growing segments of our industry. We are already one of the leading providers of this service, although we have not yet aggressively pursued employer-sponsored child care. At March 5, 1999 we operated 39 on-site/near-site centers for 34 different employers, including Delco Electronics Corp., Fred Meyer, Inc., Lego Systems, Inc. and The Walt Disney Company. We intend to actively pursue growth in this area of our business.

    - PURSUE STRATEGIC RELATIONSHIPS AND ACQUISITIONS. We believe that we have a number of opportunities for strategic partnerships or acquisitions in areas in which our core strengths can be used to our advantage. We plan to actively investigate and pursue opportunities by: (a) acquiring regional or local child care service providers and employer-sponsored child care businesses that complement and accelerate our internal growth of community and KinderCare At Work-Registered Trademark- centers, (b) enhancing our proprietary educational curricula through partnerships with, or acquisitions of, companies offering high quality educational products, (c) partnering with or acquiring companies that develop or distribute educational products and services for the kindergarten to 12(th) grade market and (d) acquiring private and/or charter schools to take advantage of our corporate infrastructure, real estate management expertise and ability to manage multi-site curricula delivery. To better focus our efforts in this area, we recently hired a Vice President, Business Development.

    - INCREASE EXISTING CENTER REVENUE. We plan to increase our existing center occupancy and our customer retention by continuing our focus on quality and implementing targeted marketing programs to further enhance our brand image and awareness. We also will continue to evaluate and implement a center-specific tuition strategy designed to capitalize on our high quality services and reputation. We believe that our broad customer base offers an opportunity for the delivery of additional high quality educational products and services that will complement the services we currently provide and provide opportunities to better serve our customers.

    - IMPROVE OUR OPERATIONAL EFFICIENCIES. We believe that we can improve our operating performance by further consolidating our purchasing power and continuing our focus on center-level economics. We intend to continually review the effectiveness of our support services and information and reporting systems as a means to improve efficiencies.

    - INCREASE THE NUMBER OF ACCREDITED CENTERS. We intend to aggressively pursue NAEYC accreditation for our centers and have hired four regional coordinators to assist our centers in completing the lengthy accreditation process. We believe that the accreditation process strengthens our centers by motivating our teaching staff, reinforcing developmentally-appropriate practices and improving our reputation for quality.

    We believe we have established a strategy that has positioned us to grow based on our leading market share and access to capital. We also have the infrastructure and resources necessary to operate a large, growing company. We believe that these factors will enhance our position in the education industry and our opportunities for growth.

                            ------------------------

    Our principal executive offices are located at 650 N.E. Holladay Street, Suite 1400, Portland, Oregon 97232, and our telephone number is (503) 872-1300.

                                  THE OFFERING

Common stock offered by:

  KinderCare:

    U.S. offering...............              shares

    International offering......              shares
                                  ----------

      Total.....................              shares

  The selling stockholders (1):

    U.S. offering...............              shares

    International offering......              shares
                                  ----------

      Total.....................              shares

Shares outstanding after the                  shares
  offering......................              (2)

                                  We estimate that the net proceeds to be received by us from
                                  the offering, will be approximately $      million. We
                                  intend to use these net proceeds to redeem $      million
                                  principal amount of our outstanding senior subordinated
                                  notes, which also requires payment of a $      million
                                  premium, and to repay approximately $      million of our
                                  bank indebtedness. We will not receive any proceeds from
Use of proceeds.................  the sale of shares of common stock by the selling stockholders.

                                  See the "Risk Factors" section beginning on page 11 and the other information included in this prospectus for a
                                  discussion of factors you should carefully consider before
Risk Factors....................  deciding to invest in shares of our common stock.

Proposed NYSE symbol............

------------------------

(1) The selling stockholders in the offering will be             .

(2) Excludes 737,093 shares of our common stock reserved for issuance pursuant to options granted under our stock option plan as of April 2, 1999.
                            ------------------------

    Except as otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment options are not exercised.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

    The following table sets forth summary consolidated financial and other data for our business. The historical consolidated statement of operations data for the five fiscal years ended June 3, 1994 (53 weeks), June 2, 1995, May 31, 1996, May 30, 1997 and May 29, 1998 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this prospectus or documents that we have previously filed with the Securities and Exchange Commission. The historical unaudited consolidated financial data for the forty weeks ended March 6, 1998 and March 5, 1999 have been derived from, and should be read in conjunction with, the unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. The pro forma financial information gives effect to the offering and the use of proceeds contemplated in this prospectus. In the opinion of our management, all adjustments considered necessary for a fair presentation have been included in the unaudited consolidated financial statements. Interim results for the forty weeks ended March 5, 1999 are not necessarily indicative of results that can be expected for the entire 1999 fiscal year.

                                                                 FISCAL YEAR ENDED                         FORTY WEEKS ENDED
                                              --------------------------------------------------------  ------------------------
                                              JUNE 3, 1994   JUNE 2,    MAY 31,    MAY 30,    MAY 29,    MARCH 6,     MARCH 5,
                                               (53 WEEKS)     1995       1996       1997       1998        1998         1999
                                              ------------  ---------  ---------  ---------  ---------  -----------  -----------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND CHILD CARE CENTER DATA)
STATEMENT OF OPERATIONS DATA:
Revenues, net...............................   $  488,726   $ 506,505  $ 541,264  $ 563,135  $ 597,070   $ 450,972    $ 477,550
Operating income............................       47,166      50,786     51,709     20,102     45,493      35,089       48,274
Investment income, net......................        3,176       2,635        250        232        612         518          390
Interest expense............................       17,675      17,318     16,727     22,394     40,677      31,960       32,026
Extraordinary items, net of income taxes....        2,397          --         --      7,532         --          --           --
Net income (loss)...........................       17,433      22,066     21,683    (12,967)     3,426       2,407       10,388
Pro forma net income (loss).................           --          --         --         --                     --

PER SHARE DATA:
Basic net income (loss) per share...........   $     0.87   $    1.10  $    1.10  $   (0.79) $    0.36   $    0.26    $    1.10
Diluted net income (loss) per share.........         0.85        1.07       1.07      (0.79)      0.36        0.26         1.08
Pro forma basic net income (loss) per
  share.....................................           --          --         --         --                     --
Pro forma diluted net income (loss) per
  share.....................................           --          --         --         --                     --

OTHER FINANCIAL DATA:
Adjusted EBITDA (a).........................   $   72,314   $  77,969  $  87,165  $  81,907  $  93,247   $  66,934    $  74,814
Depreciation................................       25,148      28,071     33,972     34,253     42,553      26,898       27,061
Capital expenditures........................       35,710      74,376     67,304     43,748     84,954      59,461       69,427

CHILD CARE CENTER DATA:
Number of centers at end of period..........        1,132       1,137      1,148      1,144      1,147       1,145        1,151
Center licensed capacity at end of period...      136,000     137,000    141,000    143,000    143,000     142,000      145,000
Occupancy (b)...............................          n/c(c)       n/c(c)      70.3%      70.0%      70.6%       69.3%       68.8%
Average tuition rate (b)....................   $      n/c(c) $     n/c(c) $   99.24 $  101.93 $  106.81  $  106.20    $  112.78

                                                                                               AS OF MARCH 5, 1999
                                                                                              ----------------------
                                                                                               ACTUAL     PRO FORMA
                                                                                              ---------  -----------
                                                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Property and equipment, net.................................................................  $ 549,557   $
Total assets................................................................................    633,731
Total debt (d)..............................................................................    439,027
Stockholders' equity........................................................................     42,555

------------------------

(a) We define Adjusted EBITDA as our earnings before interest expense, income taxes, depreciation, amortization, recapitalization expenses, restructuring and other charges (income), net, investment income, net and extraordinary items. Adjusted EBITDA is not intended to indicate that cash flow is sufficient to fund all of our cash needs or represent cash flow

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)
    from operations as defined by generally accepted accounting principles. In addition, Adjusted EBITDA should not be used as a tool for comparison as the computation may not be similar for all companies.

(b) We define occupancy, a measure of the utilization of center capacity, as the full-time equivalent, or FTE, attendance at all of our centers divided by the sum of the licensed capacity of all of our centers. FTE attendance is not a strict head count. Rather, the methodology used is to determine an approximate number of full-time children based on weighted averages. For example, an enrollment of one full-time child equates to one FTE, while a part-time child enrolled for a half-day would equate to 0.5 FTE. The FTE measurement of center capacity utilization does not necessary reflect the actual number of full- and part-time children enrolled. We define average tuition rate as net revenues, exclusive of fees, which are primarily for reservation and registration, and non-tuition income, divided by FTE attendence for the respective period. The average tuition rate represents the approximate weighted average tuition rate paid by a parent for a child to attend one of our centers five full days during one week. The occupancy mix between full- and part-time children at our centers, however, can significantly affect these averages.

(c) Prior to June 3, 1995, we used average occupancy and the three year old tuition rate to measure performance. Average occupancy was defined as actual operating revenues for the respective period divided by the building capacity of each of our centers multiplied by such center's basic tuition rate for full-time, three-year-old students for the respective period. The three-year-old tuition rate represented the weekly tuition rate paid by a parent for a three-year-old child to attend one of our centers five full days during one week. The tuition rate represented an approximate average of all tuition rates at each center. At June 3, 1995, we changed our method of measuring performance to the utilization of occupancy and average tuition rate. Prior to fiscal 1996, we did not track licensed capacity or full-time equivalent attendance. Therefore, occupancy and average tuition rate can not be calculated for fiscal 1995 and 1994. For further information regarding our measurement of occupancy and tuition rates, see "Selected Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(d) Total debt includes long-term debt and the current portion of long-term debt.

                                  RISK FACTORS

    You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

WE FACE INTENSE COMPETITION IN THE CHILD CARE AND EDUCATIONAL SERVICES INDUSTRY FROM NUMEROUS OTHER TYPES OF PROVIDERS.

    The early childhood care and educational services industry is highly fragmented and competitive. Our competition consists principally of the following:

    - local nursery schools and child care centers, some of which are non-profit, including church-affiliated centers

    - other for-profit, center-based child care providers

    - providers of services that operate out of homes

    - substitutes for organized child care, such as relatives, nannies and one parent caring full-time for a child

    - preschool and before and after school programs provided by public schools

    Local nursery schools, child care centers and in-home providers generally charge less for their services than we do. Many church-affiliated and other non-profit child care centers have lower operating expenses than we do and may receive donations and/or other funding to subsidize operating expenses. Consequently, operators of such centers often charge tuition rates that are less than our rates. In addition, fees for home-based care are normally substantially lower than fees for center-based care because providers of home-based care are not always required to satisfy the same health, safety, insurance or operational regulations as our centers.

    In addition, in some markets we face competition with respect to preschool services and before and after school programs from public schools that offer such services at little or no cost to parents. The number of school districts offering these services is growing, and we expect this form of competition to increase in the future.

    Our competition also includes other large, national, for-profit early education and child care companies, many of which offer child care at a substantially lower price than we do.

    Our KinderCare At Work-Registered Trademark- centers compete with center-based child care chains, some of which have divisions that compete for employer-sponsorship opportunities, and with other organizations that focus exclusively on the work-site segment of the child care market. Many of these competitors are able to offer child care at a lower price than we do by utilizing higher child-teacher ratios and/or offering their staff lower compensation, enabling them to operate profitably while charging lower prices. Some of our competitors for employer-sponsored programs also have greater penetration in specific geographic regions and significantly more relationships with employer-sponsors than we do. Increased competition for employer-sponsored programs on a national or local basis could result in increased pricing pressure and/or loss of market share, which could negatively impact our employer-sponsored child care business, as well as our plans to grow that business.

OUR FAILURE TO COMPLY WITH PRESENT OR FUTURE GOVERNMENTAL REGULATION AND LICENSING REQUIREMENTS FOR CHILD CARE CENTERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

    Child care centers are subject to numerous state and local regulations and licensing requirements. Although these regulations vary greatly from jurisdiction to jurisdiction, government agencies generally review the fitness and adequacy of buildings and equipment, the ratio of staff to enrolled children, staff training, record keeping, the dietary program, the daily curriculum and compliance with health and safety standards. These regulations and requirements may be changed at any time, resulting in the imposition of additional restrictions on our activities. Some changes, such as increasing the ratio of staff to enrolled children, can result in significantly increased costs to operate our business. In addition, if one of our centers fails to comply with applicable regulations, that center could be subject to state sanctions. These sanctions may include fines, corrective orders, placement on probation or, in more serious cases, suspension or revocation of the center's license to operate. Repeated failures to comply with such regulations by one or more of our centers could also lead to sanctions against our other centers located in the same state. This type of action could generate negative publicity extending beyond the sanctioning state.

    Although we believe that we are in substantial compliance with laws and regulations currently in effect, failure to comply with such laws or regulations or changes in such laws or regulations could have a material adverse effect on our operations.

IF WE ARE UNABLE TO ATTRACT AND RETAIN SUFFICIENT QUALIFIED EMPLOYEES OR IF OUR EMPLOYEES UNIONIZE, OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

    Our success is largely dependent on our ability to attract and retain qualified employees. Many of our child care center staff are entry-level wage earning employees. Competition for such employees has been particularly intense during the recent period of low unemployment. If we are unable to hire sufficient numbers of quality employees or are only able to hire such employees by paying significantly greater salaries, wages and benefits than we currently do, our operations may be adversely affected. In addition, continued low unemployment rates and positive economic trends in the United States economy may increase this risk.

    Since early 1998, union organization efforts in the child care industry have received considerable publicity. While union officials associated with the American Federation of State, County and Municipal Employees and Service Employees International have announced their intention to engage in a national effort to organize child care workers, organization efforts to date have been principally localized in Philadelphia and Seattle. Although we are not aware of any organization efforts at any of our centers, such efforts may occur and, if successful, could have an adverse effect on our relationships with employees and our labor costs. In addition, the general publicity surrounding such efforts, even if not focused on our centers, could result in increased wages for child care workers and, as a result, increase our labor costs.

A LOSS OF GOVERNMENT FUNDING FOR CHILD CARE ASSISTANCE PROGRAMS COULD ADVERSELY AFFECT US.

    During the forty weeks ended March 5, 1999, approximately 17% of our net revenues were generated from federal and state child care assistance programs. Funding for such programs is subject to changes that are unpredictable and outside our control. Accordingly, funding for such federal and state programs may not continue at current levels and a significant reduction in such funding may have an adverse impact on us. If we fail to satisfy the requirements for participation in such a program or if one or more of our centers fails to adhere to applicable program standards, we may be forced to return revenues received from such program and/or may be barred from further participation in the program. In addition, we may be subject to fines or other penalties.

IF WE ARE UNABLE TO SUCCESSFULLY EXECUTE OUR GROWTH STRATEGY, OUR REVENUE GROWTH, EARNINGS AND CASH FLOW COULD BE DIMINISHED.

    Our ability to increase revenues and operating cash flow significantly over time depends, in part, on our success in building and/or acquiring new centers on satisfactory terms, successfully integrating them into our operations and achieving operational maturity within our targeted time frame. Acceptable acquisition opportunities and appropriate sites for our expansion program might not be available. The availability and price of sites and acquisition opportunities could be adversely impacted by the expansion activities of our competitors. In addition, our ability to take successful advantage of any available acquisition opportunity will be dependent, in part, on the availability of adequate financial resources, to which we may not have access. We also may have to incur material expenditures to relicense centers that we acquire in the future because state and local licensing regulations often do not allow family services companies, such as child care centers, to transfer their licenses.

    Our growth strategy contemplates developing or acquiring businesses in education-related businesses with which we do not have significant direct prior experience, such as private and charter schools. Competition for acquiring such businesses has been significant and has driven up prices for such acquisition opportunities. Accordingly, such business opportunities may not be available on reasonable terms, or, if available, may not be executed successfully.

    As our business develops and expands, we may need to implement enhanced operational and financial systems, in addition to those already in place or in the process of being implemented, and may require additional employees and management, operational and financial resources. We may not be able to implement and maintain successfully those operational and financial systems or obtain, integrate and utilize successfully the required employees and management, operational and financial resources to manage a rapidly developing and expanding business. Failure to implement such systems successfully and to use such resources effectively could have a material adverse effect on us.

LITIGATION AND ADVERSE PUBLICITY CONCERNING INCIDENTS AT CHILD CARE CENTERS COULD HURT OUR REPUTATION AND LIMIT OUR ABILITY TO OBTAIN INSURANCE.

    We believe our success in the child care business, where personal trust and parent referrals play a key role, is directly related to our reputation and favorable brand identity. However, like our major competitors, we are periodically subject to claims and litigation alleging negligence, inadequate supervision and other grounds for liability arising from injuries or other harm to children. In addition, claimants may seek damages from us for child abuse, sexual abuse or other criminal acts arising out of alleged incidents at our centers. Any adverse publicity concerning such incidents at one of our child care centers, or child care centers generally, could greatly damage our reputation and could have an adverse effect on occupancy levels at our centers.

    Many operators of child care centers have had difficulty obtaining general liability insurance or other liability insurance that covers child abuse, or have been able to obtain such insurance only at substantially higher rates, because of the adverse publicity risks discussed above and because the statutes of limitations for the bringing of child abuse and personal injury claims typically do not expire until a number of years after the child reaches the age of majority.

    To date, we have been able to obtain insurance in amounts we believe to be appropriate. However, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally, or our situation in particular, and continuing publicity with respect to alleged instances of child abuse in our industry may result in our inability to obtain insurance. Furthermore, our current insurance coverage may not protect us against all of such claims.

IF WE ARE UNABLE TO OPEN NEW CHILD CARE CENTERS AS PLANNED THROUGHOUT THE YEAR, AS WELL AS DURING THE IMPORTANT MONTHS OF AUGUST AND DECEMBER, OUR ANNUAL AND QUARTERLY RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

    Our growth plan contemplates opening new child care centers throughout the year. Delays in opening these centers can occur due to construction delays, delays in the receipt of necessary regulatory approvals or other factors, some of which are beyond our control. If we are unable to open new centers as planned, our revenue and earnings growth could be materially adversely affected.

    In addition, our revenues and the initial success of new centers are subject to seasonal variation, because enrollments are generally highest in September and January when children return to child care and/or school after summer and holiday vacations. Accordingly, August and December are ideal months to open new centers. Centers which open at other times usually experience a lower rate of enrollment during early months of operation. In addition, enrollment generally decreases 5% to 10% during holiday periods and summer months. If for any reason we are unable to open new child care centers during these important months to our business, then our results of operations, including enrollment and occupancy, could be materially adversely affected. We may also be unable to adjust our expenses on a short-term basis to offset these fluctuations in revenues.

BECAUSE WE ARE CONTROLLED BY KKR, OTHER STOCKHOLDERS HAVE A REDUCED ABILITY TO INFLUENCE OUR BUSINESS.

    Following the offering, KLC Associates, L.P., a partnership controlled by
Kohlberg Kravis Roberts & Co., will own approximately       % of our outstanding
common stock on a fully diluted basis and will continue to control us. Accordingly, affiliates of KKR will be able to:

    - elect our entire board of directors, other than one director appointed by Oaktree Capital Management, LLC pursuant to a stockholders' agreement among Oaktree, affiliates of The TCW Group Inc., affiliates of KKR and our company

    - control our management and policies

    - determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets

    Affiliates of KKR will be able to prevent or cause a change in control of our company and amend our certificate of incorporation and bylaws. The interests of KKR may also conflict with the interests of the other holders of our common stock.

ANY REDUCTION IN, OR OTHER CHANGES TO, THE GENERAL LABOR FORCE REDUCES THE NEED FOR OUR CHILD CARE SERVICES.

    Demand for our child care services may be subject to fluctuations in general economic conditions, and our revenues depend, in part, on the number of working mothers and working single parents who require child care services. Recessionary pressure on the economy, and a consequent reduction in the general labor force, may adversely impact us because of the tendency of out-of-work parents to stop using child care services. In addition, demand for our KinderCare At Work-Registered Trademark- centers may decrease if employers come to view work-site child care, such as our KinderCare At Work-Registered Trademark-centers, as not cost-effective or beneficial to their workforce.

    In addition, demographic trends, including the increasing percentage of mothers in the workforce, as well as trends in the preference of working parents and employers for center-based child care, may not continue. Any change in current trends or preferences could materially adversely affect our business.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

    We incurred substantial indebtedness in connection with the recapitalization in 1997 and consequently are highly leveraged. As of March 5, 1999, we had $439.0 million of consolidated indebtedness and $42.6 million of consolidated stockholders' equity, and on a pro forma basis after giving effect to the offering and the use of proceeds described in this prospectus, we would have had
$      million of consolidated indebtedness and $      million of consolidated
stockholders equity. We may incur additional indebtedness in the future, subject to the limitations contained in the instruments governing our indebtedness. Accordingly, we will continue to have significant debt service obligations in the future. In addition, we may enter into additional debt agreements or other financing arrangements in the future that could impose additional financial and operational restrictions upon us.

    Our debt service obligations could have important consequences to you, including the following:

    - a substantial portion of our cash flow from operations is, and will continue to be, dedicated to the payment of principal and interest on our indebtedness, which reduces the funds available for our operations and future business opportunities and increases our vulnerability to adverse general economic and industry conditions

    - our ability to obtain additional financing in the future may be limited

    - portions of our borrowings, including amounts borrowed under our credit facilities, will be at variable rates of interest, which could cause us to be vulnerable to increases in interest rates

    In addition, our borrowing agreements contain numerous financial and operating covenants that limit the discretion of our management with respect to various business matters. These covenants place significant restrictions on our ability to: (1) incur additional indebtedness, (2) create liens or other encumbrances, (3) make dividend payments and investments and (4) sell or otherwise dispose of assets and merge or consolidate with other companies. Our borrowing agreements also require us to meet financial ratios and tests.

    A failure to comply with the obligations contained in our borrowing agreements could result in an event of default under our borrowing agreements, which could result in acceleration of the debt related to the particular borrowing agreement, as well as the debt under other borrowing instruments that contain cross-acceleration or cross-default provisions.

    Our ability to make scheduled payments of the principal of or interest on, or to refinance, our indebtedness and to make scheduled payments under our operating leases depends on our future performance, which to an extent is subject to economic, financial, competitive and other factors beyond our control. Based upon the current level of operations and anticipated growth, we believe that future cash flow from our operations, together with available borrowings under our revolving credit facility, will be adequate to meet our anticipated requirements for capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that our business will continue to generate sufficient cash flow from our operations in the future to service debt and make necessary capital expenditures. If we are unable to do so, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. Such refinancing might not be possible, and such sales of assets or additional financing might not be achieved.

THE LOSS OF ANY OF OUR KEY MANAGEMENT EMPLOYEES COULD ADVERSELY EFFECT OUR
  BUSINESS.

    Our success and growth strategy depend upon our senior management, particularly David J. Johnson, our chief executive officer. However, we do not have employment agreements with, or key man life insurance for, Mr. Johnson or any of our senior management. If any of our key employees becomes unable or unwilling to participate in the business and operations of KinderCare and/or we are unable to continue to attract and retain additional highly qualified senior management personnel, our future business and operations could be materially and adversely affected.

PRIOR TO THE OFFERING THE MARKET FOR OUR COMMON STOCK HAS BEEN LIMITED, AND WE CAN NOT PREDICT WHETHER A LIQUID MARKET WILL DEVELOP AFTER THE OFFERING.

    Following the recapitalization, our common stock was delisted from the Nasdaq National Market. Since February 13, 1997, our common stock has been traded in the over-the-counter market, in the "pink sheets" published by the National Quotation Bureau and has been listed on the OTC Bulletin Board under the symbol "KDCR," but the market for our common stock is very limited due to the relatively low trading volume and the small number of brokerage firms acting as market makers. Thus, the delisting of our common stock, together with the substantial decrease in the number of shares of our common stock held by holders other than KLC Associates, L.P. has resulted in a substantial decrease in the liquidity of our common stock.

    We have applied to list our common stock on The New York Stock Exchange. A NYSE listing does not, however, guarantee that a trading market for the common stock will develop or, if a market does develop, the depth of the trading market for the common stock. As a result, the ability to buy and sell shares of our common stock may be limited.

THE PRICE FOR OUR COMMON STOCK MAY DECLINE AFTER THE OFFERING OR FLUCTUATE
WIDELY.

    The public offering price of the common stock will be determined by negotiations among ourselves, the selling stockholders and the representatives of the underwriters. The common stock may trade at prices significantly below the public offering price, and investors may be unable to resell their shares of our common stock at or above the public offering price.

    Furthermore, the price of our common stock after the offering may fluctuate widely, depending upon many factors, including the following:

    - the perceived prospects of our business

    - differences between our actual financial and operating results and those expected by investors and research analysts

    - changes in research analysts' recommendations or projections

    - the issuance of additional shares in connection with an acquisition or otherwise

    - changes in general economic or market conditions or specific economic factors in our industry

    In the past, companies with volatile stock prices have been the object of securities class action litigation. If we were the object of securities class action litigation, it could be costly and divert our management's attention and resources.

SALES BY OUR EXISTING STOCKHOLDERS OF THEIR COMMON STOCK CURRENTLY HELD OR OBTAINED THROUGH EXERCISE OF STOCK OPTIONS COULD ADVERSELY AFFECT THE MARKET PRICE OF THE COMMON STOCK SOLD IN THE OFFERINGS.

    As of April 2, 1999, there were 9,480,837 shares of our common stock outstanding, without giving effect to the offering. Except for 157,895 shares of common stock currently held by our chief executive officer, all shares of common stock, including common stock underlying options, held by our management, are registered under the Securities Act of 1933, although most of those shares are subject to restrictions on transfer. See "Management" and "Shares Eligible for Future Sale." In addition, after the offering, persons who currently hold common stock not registered under the Securities Act will be entitled to register their common stock under the Securities Act at our expense pursuant to their registration rights. We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for the common stock. We, the selling stockholders and our officers and
directors, who in the aggregate owned             shares at             , 1999,
have agreed not to offer, sell, contract to sell or otherwise dispose of any common stock for a period of 180 days after the date of this prospectus without the written consent of Merrill Lynch on behalf of the underwriters.

WE MAY BE ADVERSELY AFFECTED BY THE YEAR 2000 PROBLEM.

    We are currently in the process of testing our information and non-information technology systems for Year 2000 compliance. We are also determining whether critical third parties with which we do business are Year 2000 compliant. Our failure, or the failure of third parties with which we do business, to become Year 2000 compliant by January 1, 2000 could result in the following adverse consequences to our business:

    - We may be unable to receive materials and supplies from our vendors that are necessary for operating our existing child care centers or building and opening new centers

    - Heating and cooling, security and other operational systems and equipment at our centers could fail

    - Our payroll/human resources software, our financial reporting system software and other software we use could fail and cause disruption to our business, including delayed payment of salaries and wages to our employees, our inability to produce financial information to manage our business or other unforeseen problems

    - Our receipt of payments from governmental agencies that administer tuition reimbursement programs could be delayed

    For further description of our Year 2000 compliance efforts, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

BECAUSE WE OWN OR LEASE A SUBSTANTIAL NUMBER OF REAL PROPERTIES, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED IF ENVIRONMENTAL CONTAMINATION IS DISCOVERED ON OUR PROPERTIES.

    We are subject to federal, state and local environmental laws, regulations and ordinances that may impose liability for the costs of cleaning up, and damages resulting from, past spills, disposals and other releases of hazardous substances. In particular, under applicable environmental laws, we may be responsible for investigating and remediating environmental conditions and may be subject to associated liability, including lawsuits brought by private litigants, relating to our centers and our properties. These obligations could arise whether we own or lease the center or property at issue and regardless of whether the environmental conditions were created by us or by a prior owner or tenant. Although we currently conduct environmental reviews prior to acquiring or leasing new centers or properties, environmental conditions unknown to us at this time relating to prior, existing or future centers or related properties may be discovered and have a material adverse effect on our results of operations. See "Business--Site Selection of Child Care Centers" and "--KinderCare Properties."

PURCHASERS OF OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION AND MAY BE FURTHER DILUTED IN THE FUTURE.

    If you purchase common stock in this offering, you will experience immediate
and substantial dilution of $      per share in the net tangible book value of
the common stock from the public offering price. See "Dilution." In addition, we may also issue additional capital stock in the future in connection with acquisitions, management incentives or otherwise, which would have a dilutive effect on our stockholders.

OUR CHARTER INCLUDES PROVISIONS THAT MAY HAVE THE EFFECT OF PREVENTING OR HINDERING A CHANGE IN OUR CONTROL.

    Our certificate of incorporation gives our board of directors the authority to issue up to 10 million shares of preferred stock and to determine the rights and preferences of this preferred stock without obtaining stockholder approval. The existence of this preferred stock could discourage an attempt to obtain control of KinderCare by means of a tender offer, merger, proxy contest or otherwise or make such a transaction more difficult. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, and, therefore, issuance of the preferred stock could have an adverse effect on the market price of our common stock. We have no present plans to issue any shares of our preferred stock.

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WHICH COULD DIFFER FROM ACTUAL FUTURE RESULTS.

    Some of the matters discussed in this prospectus include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that such expectations will prove to have been correct. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update them or the reasons why actual results may differ.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the         shares of common stock
offered by us, after deducting the underwriting discount and estimated offering
expenses, are estimated to be approximately $        million. These proceeds
will be used to redeem $  million principal amount of our 9 1/2% Senior
Subordinated Notes due 2009 at a redemption price of   % of the principal
amount, which will require payment of approximately a $ million premium in addition to the principal amount of the senior subordinated notes, and to repay $ million of indebtedness under our credit facilities with The Chase Manhattan Bank and other lenders. The credit facilities consist of a $90.0 million term loan facility maturing on February 13, 2006, of which $50.0 million was drawn at the time of the recapitalization and $40.0 million has since expired, and a $300.0 million revolving credit facility maturing on February 13, 2004. As of March 5, 1999, $49.0 million of loans under the term loan facility were outstanding, $48.0 million of the revolving credit facility was drawn down and the weighted average interest rate on the credit facilities was 7.29% for the forty weeks ended March 5, 1999. For further information regarding the senior subordinated notes and the credit facilities, see "Description of Long-Term Indebtedness" in this prospectus.

    We will receive no proceeds from the sale of common stock in the offering by the selling stockholders.

                                DIVIDEND POLICY

    During the past three fiscal years, we have not declared or paid any cash dividends or distributions on our capital stock. We do not intend to pay any cash dividends for the foreseeable future but instead intend to retain earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by our board of directors. In addition, both our credit facilities and the indenture governing our senior subordinated notes currently contain limitations on our ability to declare or pay cash dividends on our common stock. Future indebtedness or loan arrangements incurred by us may also prohibit or restrict our ability to pay dividends and make distributions to our stockholders.

                          PRICE RANGE OF COMMON STOCK

    Since February 13, 1997, the date of the recapitalization, our common stock has been traded in the over-the-counter market, in the "pink sheets" published by the National Quotation Bureau, and has been listed on the OTC Bulletin Board under the symbol "KDCR." The market for our common stock must be characterized as a limited market due to the relatively low trading volume and the small number of brokerage firms acting as market makers. The following table sets forth, for the periods indicated, information with respect to the high and low bid quotations for our common stock as reported by a market maker for our common stock. The quotations represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

                                                                                                    COMMON STOCK
                                                                                                  ----------------
                                                                                                   HIGH
                                                                                                    BID    LOW BID
                                                                                                  -------  -------
FISCAL YEAR ENDED MAY 28, 1999
  Fourth quarter (through       , 1999)..........................................................
  Third quarter.................................................................................. $24      $21 1/2
  Second quarter.................................................................................  26 1/2   21 1/2
  First quarter..................................................................................  26 1/2   21 1/2

FISCAL YEAR ENDED MAY 29, 1998
  Fourth quarter................................................................................. $22      $18 3/4
  Third quarter..................................................................................  19 5/8   18 1/8
  Second quarter.................................................................................  19 1/2   18
  First quarter..................................................................................  19 3/8   18

FISCAL YEAR ENDED MAY 30, 1997
  Fourth quarter................................................................................. N/A*     N/A*
  Third quarter (from February 13, 1997)......................................................... $19      $19

------------------------

* We were unable to identify any trades in our common stock in the over-the counter market during this period.

    Until February 13, 1997, our common stock traded on the NASDAQ National Market System under the symbol "KCLC." Following the recapitalization, our common stock was delisted from the NASDAQ National Market System. The following table sets forth, for the fiscal periods indicated, the high and low sales prices, rounded to the nearest sixteenth, reported by the NASDAQ National Market System with respect to sales of the common stock prior to February 13, 1997:

                                                                                                      COMMON STOCK
                                                                                                    ----------------
                                                                                                     HIGH      LOW
                                                                                                    -------  -------
FISCAL YEAR ENDED MAY 30, 1997
  Third quarter (through February 13, 1997)........................................................ $20      $18 1/8
  Second quarter...................................................................................  20       15 1/4
  First quarter....................................................................................  15 11/16  13 7/8

    At             , 1999, the high and low bid quotations for our common stock
as quoted by a market maker for our common stock, were $      and $      ,
respectively. At April 2, 1999, there were approximately 89 holders of record of our common stock.

                                 CAPITALIZATION

    The following table sets forth our debt and capitalization at March 5, 1999, and after giving pro forma effect to the following:

    - the receipt by us of the net proceeds from the sale of         shares of
      common stock offered by us in this offering at an assumed public offering
      price of $      per share, after deducting the underwriting discount and
      estimated offering expenses payable by us in the offering

    - the application of the net proceeds from the offering as described under "Use of Proceeds"

    In addition, the following table should be read in conjunction with the Consolidated Financial Statements and the accompanying notes, which are contained later in this prospectus.

                                                                                             MARCH 5, 1999
                                                                                       --------------------------
                                                                                         ACTUAL      PRO FORMA
                                                                                       ----------  --------------
                                                                                             (IN THOUSANDS)
Long-term debt, including current portion:
  Credit facilities..................................................................  $   97,000    $
  9 1/2% senior subordinated notes due 2009..........................................     300,000
  Other debt (1).....................................................................      42,027
                                                                                       ----------       -------
    Total debt.......................................................................     439,027

Stockholders' equity:
  Common stock, par value $.01 per share; 20,000,000 shares authorized; 9,480,837
    shares issued and outstanding at March 5, 1999...................................          95
  Additional paid-in capital.........................................................       2,144
  Retained earnings..................................................................      41,567
  Other stockholders' equity.........................................................      (1,251)
                                                                                       ----------       -------
    Total stockholders' equity.......................................................      42,555
                                                                                       ----------       -------
      Total capitalization...........................................................  $  481,582    $
                                                                                       ----------       -------
                                                                                       ----------       -------

------------------------

(1) Consists of industrial revenue bonds and obligations secured by mortgages.

                                    DILUTION

    Our tangible book value at March 5, 1999 was $42.5 million, or $4.48 per outstanding share of common stock. The net tangible book value per share of common stock is equal to our total tangible assets, which is defined as total assets less intangible assets, less our total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of shares of common stock to be sold by us in the offering at a public
offering price of $      per share, and the application by us of the estimated
net proceeds as described in "Use of Proceeds," our net tangible book value at
            , 1999 would have been $      million, or $      per share of common
stock. This represents an immediate increase in net tangible book value of
$      per share of common stock and an immediate dilution in net tangible book
value of $      per share of common stock to new investors of common stock in this offering.

    The following table illustrates the per share dilution that would have
occurred if this offering had been consummated on             , 1999:

Assumed public offering price per share of common stock.........             $
Net tangible book value per share before the offering...........  $
Increase per share attributable to the offering (1).............
                                                                  ---------
Net tangible book value per share after the offering............
                                                                             ---------
Dilution per share to new investors (2).........................
                                                                             ---------
                                                                             ---------

------------------------

(1) After deducting the underwriting discounts and estimated expenses payable by us in the offering.

(2) Dilution is determined by subtracting net tangible book value per share after giving effect to the offering from the assumed public offering price paid by new investors.

    The following table summarizes the differences, as of             , 1999,
between the existing stockholders and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid. For the purpose of the following table only, the shares purchased from us exclude the shares sold by the selling stockholders in this offering.

                                                         SHARES PURCHASED(1)         TOTAL CONSIDERATION
                                                      --------------------------  --------------------------
                                                         NUMBER                      AMOUNT                     AVERAGE
                                                           (IN                         (IN                       PRICE
                                                       THOUSANDS)      PERCENT     THOUSANDS)      PERCENT     PER SHARE
                                                      -------------  -----------  -------------  -----------  -----------
Existing stockholders...............................                           %    $                      %   $
New investors.......................................
                                                      -------------       -----   -------------       -----
  Total.............................................                           %                           %
                                                      -------------       -----   -------------       -----
                                                      -------------       -----   -------------       -----

------------------------

(1) Includes shares purchased by officers and directors.

    The computations made above do not give effect to either of the following:

    - 737,093 shares of common stock issuable upon exercise of stock options outstanding as of April 2, 1999, of which options to purchase 253,522 shares of common stock were then exercisable

    - 1,492,596 shares of common stock reserved for future issuance under our stock option plan

    To the extent that shares are issued in connection with the exercise of stock options at prices below the offering price, there will be further dilution to new investors. In addition, sales by the selling stockholders in this offering will reduce the number of shares held by current stockholders to
            , or   % of the total number of shares outstanding after this
offering, and will increase the number of shares of common stock held by new
investors to         , or   % of the total number of shares of common stock
outstanding after this offering. See "Principal and Selling Stockholders."

                       SELECTED FINANCIAL AND OTHER DATA

    The following table sets forth selected historical consolidated financial and other data for KinderCare. The historical consolidated financial statements of KinderCare for the five most recent fiscal years have been audited, and the historical consolidated financial data for these five fiscal years have been derived from, and should be read in conjunction with, the audited consolidated financial statements of KinderCare and the related notes included elsewhere in this prospectus or from documents previously filed with the Securities and Exchange Commission. The historical unaudited consolidated financial data for the forty weeks ended March 6, 1998 and March 5, 1999 have been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of KinderCare and the related notes included elsewhere in this prospectus. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited consolidated financial statements of KinderCare. The pro forma financial information gives effect to the offering and the use of proceeds contemplated in the prospectus. Interim results for the forty weeks ended March 5, 1999 are not necessarily indicative of results that can be expected for the entire 1999 fiscal year. KinderCare's fiscal year ends on the Friday closest to May 31. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the accompanying notes, which are contained later in this prospectus.

                                                            FISCAL YEAR ENDED                         FORTY WEEKS ENDED
                                         --------------------------------------------------------  ------------------------
                                         JUNE 3, 1994   JUNE 2,    MAY 31,    MAY 30,    MAY 29,    MARCH 6,     MARCH 5,
                                          (53 WEEKS)     1995       1996       1997       1998        1998         1999
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND CHILD CARE CENTER DATA)
STATEMENT OF OPERATIONS DATA:
Revenues, net..........................   $  488,726   $ 506,505  $ 541,264  $ 563,135  $ 597,070   $ 450,972    $ 477,550
Operating expenses, exclusive of
  recapitalization expenses,
  restructuring and other charges
  (income), net........................      441,560     456,607    488,071    515,481    546,376     410,936      429,797
Recapitalization expenses (a)..........           --          --         --     17,277         --          --           --
Restructuring and other charges
  (income), net (b)....................           --        (888)     1,484     10,275      5,201       4,947         (521)
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
  Total operating expenses.............      441,560     455,719    489,555    543,033    551,577     415,883      429,276
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
    Operating income...................       47,166      50,786     51,709     20,102     45,493      35,089       48,274
Investment income, net.................        3,176       2,635        250        232        612         518          390
Interest expense.......................      (17,675)    (17,318)   (16,727)   (22,394)   (40,677)    (31,960)     (32,026)
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
  Income (loss) before income taxes and
    extraordinary items................       32,667      36,103     35,232     (2,060)     5,428       3,647       16,638
Income tax expense.....................       12,837      14,037     13,549      3,375      2,002       1,240        6,250
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
  Income (loss) before extraordinary
    items..............................       19,830      22,066     21,683     (5,435)     3,426       2,407       10,388
Extraordinary items, net of income
  taxes (c)............................       (2,397)         --         --     (7,532)        --          --           --
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
    Net income (loss)..................   $   17,433   $  22,066  $  21,683  $ (12,967) $   3,426   $   2,407    $  10,388
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
INCOME (LOSS) PER SHARE:
Basic--Income (loss) before
  extraordinary items..................   $     0.99   $    1.10  $    1.10  $   (0.33) $    0.36   $    0.26    $    1.10
  Extraordinary items, net.............        (0.12)         --         --      (0.46)        --          --           --
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
    Net income (loss)..................   $     0.87   $    1.10  $    1.10  $   (0.79) $    0.36   $    0.26    $    1.10
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
Diluted--Income (loss) before
  extraordinary items..................   $     0.97   $    1.07  $    1.07  $   (0.33) $    0.36   $    0.26    $    1.08
  Extraordinary items, net.............        (0.12)         --         --      (0.46)        --          --           --
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
    Net income (loss)..................   $     0.85   $    1.07  $    1.07  $   (0.79) $    0.36   $    0.26    $    1.08
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------

                                                                                              (CONTINUED ON FOLLOWING PAGE)

                                                            FISCAL YEAR ENDED                         FORTY WEEKS ENDED
                                         --------------------------------------------------------  ------------------------
                                         JUNE 3, 1994   JUNE 2,    MAY 31,    MAY 30,    MAY 29,    MARCH 6,     MARCH 5,
                                          (53 WEEKS)     1995       1996       1997       1998        1998         1999
                                         ------------  ---------  ---------  ---------  ---------  -----------  -----------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND CHILD CARE CENTER DATA)
PRO FORMA FINANCIAL DATA:
Pro forma income (loss)................   $       --   $      --  $      --  $      --  $           $      --    $
Pro forma basic net income (loss) per
  share................................           --          --         --         --                     --
Pro forma diluted net income (loss) per
  share................................           --          --         --         --                     --

OTHER FINANCIAL DATA:
Adjusted EBITDA (d)....................   $   72,314   $  77,969  $  87,165  $  81,907  $  93,247   $  66,934    $  74,814
Depreciation...........................       25,148      28,071     33,972     34,253     42,553      26,898       27,061
Capital expenditures...................       35,710      74,376     67,304     43,748     84,954      59,461       69,427

CHILD CARE CENTER DATA:
Number of centers at end of period.....        1,132       1,137      1,148      1,144      1,147       1,145        1,151
Center licensed capacity at end of
  period...............................          n/c(e)       n/c(e)   141,000   143,000   143,000    142,000      145,000
Occupancy (f)..........................          n/c(e)       n/c(e)      70.3%      70.0%      70.6%       69.3%       68.8%
Average tuition rate (g)...............          n/c(e)       n/c(e) $   99.24 $  101.93 $  106.81  $  106.20    $  112.78

BALANCE SHEET DATA (AT END OF PERIOD):
Property and equipment, net............   $  403,954   $ 442,446  $ 468,525  $ 471,558  $ 508,113   $ 504,026    $ 549,557
Total assets...........................      458,920     503,274    527,476    569,878    591,539     593,653      633,731
Total debt.............................      178,692     160,394    146,617    394,889    403,097     413,300      439.027
Stockholders' equity...................      203,882     241,216    262,435     27,707(h)    31,900     30,687      42,555

------------------------------

(a) In fiscal year 1997, KinderCare incurred non-recurring expenses in order to fund the transactions undertaken in the recapitalization.

(b) Restructuring and other charges (income), net, include the following:

                                                                                                             FORTY WEEKS
                                                                   FISCAL YEAR ENDED                            ENDED
                                            ---------------------------------------------------------------  -----------
                                             JUNE 3, 1994      JUNE 2,     MAY 31,    MAY 30,     MAY 29,     MARCH 6,
                                              (53 WEEKS)        1995        1996       1997        1998         1998
                                            ---------------  -----------  ---------  ---------  -----------  -----------
    Restructuring charges.................     $      --      $      --   $   6,499  $   3,400   $   5,697    $   5,443
    Losses on asset impairments...........            --             --       6,319      6,900          --           --
    Write-offs of assets..................            --             --          --      1,518          --           --
    Gains on litigation settlements.......            --           (888)    (11,334)    (1,543)       (496)        (496)
                                                   -----          -----   ---------  ---------  -----------  -----------
    Total.................................     $      --      $    (888)  $   1,484  $  10,275   $   5,201    $   4,947
                                                   -----          -----   ---------  ---------  -----------  -----------
                                                   -----          -----   ---------  ---------  -----------  -----------


                                             MARCH 5,
                                               1999
                                            -----------
    Restructuring charges.................   $    (521)
    Losses on asset impairments...........          --
    Write-offs of assets..................          --
    Gains on litigation settlements.......          --
                                                 -----
    Total.................................   $    (521)
                                                 -----
                                                 -----

(c) In fiscal years 1994 and 1997, KinderCare retired debt prior to maturity, the losses on which were recorded as extraordinary items.

(d) Adjusted EBITDA is defined by KinderCare as earnings before interest expense, income taxes, depreciation, amortization, recapitalization expenses, restructuring and other charges (income), net, investment income, net and extraordinary items. Adjusted EBITDA is not intended to indicate that cash flow is sufficient to fund all of our cash needs or represent cash flow from operations as defined by generally accepted accounting principles. In addition, Adjusted EBITDA should not be used as a tool for comparison as the computation may not be similar for all companies.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(e) Prior to June 3, 1995, KinderCare used average occupancy and the three year old tuition rate to measure performance. Average occupancy was defined as actual operating revenues for the respective period divided by the building capacity of each of KinderCare's centers multiplied by such center's basic tuition rate for full-time, three-year-old students for the respective period. The three-year-old tuition rate represented the weekly tuition rate paid by a parent for a three-year-old child to attend a KinderCare center five full days during one week. The tuition rate represented an approximate average of all tuition rates at each center. The child care center data utilized in prior fiscal years to measure performance is as follows:

                                                                      FISCAL YEAR ENDED
                                                          -----------------------------------------
                                                          JUNE 3, 1994
                                                           (53 WEEKS)   JUNE 2, 1995  MAY 31, 1996
                                                          ------------  ------------  -------------
Center building capacity at end of period...............      136,000       137,000       141,000
Average occupancy.......................................           77%           76%           76%
Average three-year-old tuition rate.....................   $       90    $       96     $     100

     At June 3, 1995, KinderCare changed its method of measuring performance to the utilization of occupancy and average tuition rate. Prior to fiscal 1996, KinderCare did not track licensed capacity or full-time equivalent attendance. Therefore, occupancy and average tuition rate can not be calculated for fiscal 1994 and 1995.

(f) Occupancy, a measure of the utilization of center capacity, is defined by KinderCare as the full-time equivalent, or FTE, attendance at all of KinderCare's centers divided by the sum of the licensed capacity of all of KinderCare's centers. FTE attendance is not a strict head count. Rather, the methodology used is to determine an approximate number of full-time children based on weighted averages. For example, an enrolled full-time child equates to one FTE, while a part-time child enrolled for a half-day would equate to
    0.5 FTE. The FTE measurement of center capacity utilization does not necessarily reflect the actual number of full- and part-time children enrolled.

(g) Average tuition rate is defined by KinderCare as actual net revenues, exclusive of fees, which are primarily reservation and registration fees, and non-tuition income, divided by FTE attendance for the respective period. The average tuition rate represents the approximate weighted average tuition rate at each center paid by a parent for a child to attend a KinderCare center five full days during one week. The occupancy mix between full- and part-time children, however, can significantly affect these averages with respect to any specific child care center.

(h) In connection with the recapitalization and related transactions, KinderCare paid $382.4 million to redeem common stock, warrants and options. KKR contributed $148.8 million in common equity for approximately 83.6% of the 9,368,421 shares outstanding immediately after the recapitalization and existing stockholders retained approximately 16.4% of the shares outstanding immediately after the recapitalization.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

    The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes included elsewhere in this prospectus. KinderCare's fiscal year ends on the Friday closest to May 31. The information presented refers to the years ended May 31, 1996 as "fiscal 1996," May 30, 1997 as "fiscal 1997" and May 29, 1998 as "fiscal 1998," each of which was a 52-week fiscal year. KinderCare has one 16-week and three 12-week quarters each fiscal year.

    KinderCare plans to use the net proceeds of the offering to redeem
$      million aggregate principal amount of the 9 1/2% senior subordinated
notes and to repay $      million of its term loan facility. Subsequent to the
offering, lower interest expense is expected compared to that incurred since the recapitalization.

    We have recently developed a new center prototype that is larger and has a more physically appealing design than prior prototypes. The new centers have an average licensed capacity of 180 children and average weekly tuition rates of $141, as of March 5, 1999. This compares to average licensed capacity of 120 children and average weekly tuition rates of $111, as of March 5, 1999, for centers constructed during fiscal 1996 and earlier. When mature, these larger centers are designed to generate higher revenues, operating income and margins than our existing centers. These new centers have a higher average cost of construction and typically take three to four years to reach maturity. Based on our prototype, on average a new center should begin to produce positive EBITDA by the end of its first year of operation and begin to produce positive net income by the end of its second year of operation. Accordingly, as we accelerate the opening of our new centers, profitability will be negatively impacted in the short-term, but is expected to be enhanced in the long-term once these new, more profitable centers achieve anticipated levels. We added 20 new centers in fiscal 1998 and expect to add 40 in fiscal 1999 and approximately 50 in fiscal 2000.

    KinderCare anticipates substantially increasing its capital expenditure budget for the foreseeable future due to an increased rate of opening and/or acquiring new centers and the renovation of existing facilities. Based on the planned increase in capital expenditures, KinderCare expects higher depreciation expense in the future. However, KinderCare is currently evaluating alternatives to finance new center growth, including possible implementation of a synthetic lease facility. Under a synthetic lease facility, an unaffiliated special purpose entity would acquire or lease real estate and finance construction of centers for Kindercare's use. The centers constructed pursuant to such a facility would be leased to KinderCare under operating leases. The facility would obligate KinderCare, (1) to guarantee the debt incurred by the special purpose entity to finance the acquisition of the property and construction of the centers and (2) to acquire the centers at the end of the lease term, typically three to five years, or to forfeit them for sale to satisfy the debt. In addition, we may enter into one or more sale leaseback arrangements with respect to our existing centers. Implementation of either a synthetic lease facility or a sale leaseback arrangement may result in lower depreciation, debt and interest expense and higher rent expense. The accounting benefits associated with synthetic lease facilities are subject to change. In addition, we may not be able to find synthetic lease or sale leaseback financing on acceptable terms.

    We focus on managing tuition and occupancy on a center by center basis to maximize company-wide revenues. Since the recapitalization, we have focused on tuition increases to drive revenue, implementing a center-specific tuition pricing strategy and selectively implementing tuition increases after evaluating the expected impact on occupancy. These strategies have allowed us to increase tuition 10.6% from May 1997 to March 1999 while sustaining only a minimal loss in occupancy.

    KinderCare defines occupancy, a measure of the utilization of center capacity, as the full-time equivalent, or FTE, attendance at all of KinderCare's centers divided by the sum of the licensed capacity of all of KinderCare's centers. FTE attendance is not a strict head count. Rather, the methodology used is to determine an approximate number of full-time children based on weighted averages. For example, an enrolled full-time child equates to one FTE, while a part-time child enrolled for a half-day would equate to 0.5 FTE. The FTE measurement of center capacity utilization does not necessarily reflect the actual number of full- and part-time children enrolled.

    KinderCare defines average tuition rate as actual net revenues, exclusive of fees, which are primarily reservation and registration fees, and non-tuition income, divided by FTE attendance for the respective period. The average tuition rate represents the approximate weighted average tuition rate at each center paid by a parent for a child to attend a KinderCare center five full days during one week. The occupancy mix between full-time and part-time children at a center, however, can significantly affect these averages with respect to any specific child care center.

FORTY WEEKS ENDED MARCH 5, 1999 COMPARED TO FORTY WEEKS ENDED MARCH 6, 1998

    The following table shows the comparative operating results of KinderCare, with dollars in thousands:

                                                    FORTY WEEKS                 FORTY WEEKS                     CHANGE
                                                       ENDED      PERCENT OF       ENDED      PERCENT OF        AMOUNT
                                                   MARCH 6, 1998   REVENUES    MARCH 5, 1999   REVENUES    INCREASE/DECREASE
                                                   -------------  -----------  -------------  -----------  ----------------
Revenues, net....................................   $   450,972        100.0%   $   477,550        100.0%     $   26,578
                                                   -------------       -----   -------------       -----         -------
Operating expenses:
  Salaries, wages and benefits:
    Center expense...............................       230,274         51.1        245,122         51.3          14,848
    Field and corporate expense..................        17,364          3.8         18,618          3.9           1,254
                                                   -------------       -----   -------------       -----         -------
      Total salaries, wages and benefits.........       247,638         54.9        263,740         55.2          16,102
  Depreciation...................................        26,898          5.9         27,061          5.7             163
  Rent...........................................        21,099          4.7         22,629          4.7           1,530
  Other..........................................       115,301         25.6        116,367         24.4           1,066
  Restructuring charges and other income, net....         4,947          1.1           (521)        (0.1)         (5,468)
                                                   -------------       -----   -------------       -----         -------
      Total operating expenses...................       415,883         92.2        429,276         89.9          13,393
                                                   -------------       -----   -------------       -----         -------
Operating income.................................   $    35,089          7.8%   $    48,274         10.1%     $   13,185
                                                   -------------       -----   -------------       -----         -------
                                                   -------------       -----   -------------       -----         -------

    REVENUES, NET--Net revenues increased $26.6 million, or 5.9%, to $477.6 million in the forty weeks ended March 5, 1999 from the comparable period last year. The increase in net revenues is primarily attributable to a company-wide tuition increase implemented in the first and second quarters of fiscal 1999. The average tuition rate increased $6.58, or 6.2%, to $112.78 for the forty weeks ended March 5, 1999 from $106.20 for the forty weeks ended March 6, 1998. KinderCare continually evaluates its tuition structure and may implement further changes during the fiscal year at targeted local levels. Occupancy declined 0.5 percentage points to 68.8% for the forty weeks ended March 5, 1999 from 69.3% for the forty weeks ended March 6, 1998. The decline is primarily a result of the increased rate of opening new centers. New centers tend to open with lower than average enrollment and will grow enrollment over a two to three year maturity cycle. Existing center enrollment has been relatively flat, as FTE attendance has been adversely affected in some markets by public school provision of preschool and full day kindergarten for some children. During the forty weeks ended March 5, 1999, centers opened within the current and two most previous fiscal years contributed incremental net revenues of

$14.7 million over the comparable period last year. The increase in net revenues was offset in part by an incremental reduction of $5.9 million due to the closure of centers.

    During the forty weeks ended March 5, 1999, KinderCare opened 26 centers, 25 community centers and one KinderCare At Work-Registered Trademark- center, and closed or sold 22 community centers. During the forty weeks ended March 6, 1998, KinderCare opened 11 community centers and closed 10 centers.

    SALARIES, WAGES AND BENEFITS--Salaries, wages and benefits, which include bonus incentives, increased $16.1 million, or 6.5%, to $263.7 million in the forty weeks ended March 5, 1999 from the comparable period last year. The expense directly associated with the centers was $245.1 million in the forty weeks ended March 5, 1999, an increase of $14.8 million from the forty weeks ended March 6, 1998. The center level increase is primarily attributable to increased staff wage rates and, to a lesser degree, increased hours and rising health benefit costs. The expense related to field management and corporate administration was $18.6 million in the forty weeks ended March 5, 1999, an increase of $1.3 million from the forty weeks ended March 6, 1998. The increase is attributable to the addition of field management positions during fiscal 1998 and 1999.

    At the center level, salaries, wages and benefits expense, as a percentage of net revenues, increased slightly to 51.3% for the forty weeks ended March 5, 1999 from 51.1% for the comparable period last year due to higher wage rates discussed above. Total salaries, wages and benefits expense, as a percentage of net revenues, increased to 55.2% for the forty weeks ended March 5, 1999 from 54.9% for the comparable period last year.

    DEPRECIATION--Depreciation expense increased $0.2 million to $27.1 million in the forty weeks ended March 5, 1999 from the comparable period last year. The increase is a result of the accelerated development of new centers. The increase in depreciation expense during fiscal 1999 was offset in part by a $1.3 million reduction in expenditures for the replacement of educational supplies and equipment as a result of a capital expenditure program during fiscal 1998 to upgrade the quantity and quality of such items in each center.

    RENT--Rent expense increased $1.5 million to $22.6 million in the forty weeks ended March 5, 1999 from the comparable period last year. The increase is primarily a result of KinderCare's occupancy of its new headquarters in Portland, Oregon during the second quarter of fiscal 1998. In addition, the rental rates experienced on center leases entered into currently and renewed center leases are higher than those experienced in previous periods.

    OTHER OPERATING EXPENSES--Other operating expenses increased $1.1 million, or 0.9%, to $116.4 million in the forty weeks ended March 5, 1999 from the comparable period last year. The increase is due primarily to increased center pre-opening costs and taxes and licenses, offset by reduced expenses related to insurance. As a percentage of net revenues, other operating expenses decreased to 24.4% for the forty weeks ended March 5, 1999 from 25.6% for the comparable period last year. The improvement in other operating expenses, as a percentage of net revenues, is due to effective overall cost control by management.

    RESTRUCTURING CHARGES AND OTHER INCOME, NET--During fiscal year 1997, KinderCare decided to relocate its corporate offices from Montgomery, Alabama to Portland, Oregon in fiscal 1998. In connection with the relocation, KinderCare recognized $5.4 million in restructuring charges during the forty weeks ended March 6, 1998. Expenses incurred were primarily for the retention, recruitment and relocation of employees and travel costs related to the office relocation. During the third quarter of fiscal 1999, the remaining relocation reserve balance related to employee termination benefits of $0.6 million was reversed following a favorable determination in an arbitration proceeding.

    During the third quarter of fiscal 1998, KinderCare, as a member of the Presidential Life Global Class Action, received a $0.5 million payment, net of attorney's fees, as settlement of a claim in the United States District Court in New York.

    OPERATING INCOME--Operating income increased $13.2 million to $48.3 million in the forty weeks ended March 5, 1999 from the comparable period last year. The increase is due primarily to the higher average tuition rate, resulting in increased net revenues, the effective control of operating expenses and the absence of significant restructuring charges during the forty weeks ended March 5, 1999, offset in part by increased labor costs, as discussed above.

    EBITDA, defined as earnings before interest expense, income taxes, depreciation and amortization, for the forty weeks ended March 5, 1999 was $75.7 million, $13.2 million above the comparable period last year. As a percentage of net revenues, EBITDA for the forty weeks ended March 5, 1999 was 15.9% compared to 13.9% for the forty weeks ended March 6, 1998. Adjusted EBITDA, defined as EBITDA exclusive of restructuring and other charges (income), net and investment income, net and extraordinary items was $74.8 million in the forty weeks ended March 5, 1999, an increase of $7.9 million from the comparable period last year. As a percentage of net revenues, Adjusted EBITDA was 15.7% for the forty weeks ended March 5, 1999 and 14.8% for the forty weeks ended March 6, 1998. Neither EBITDA nor Adjusted EBITDA is intended to indicate that cash flow is sufficient to fund all of KinderCare's cash needs or represent cash flow from operations as defined by generally accepted accounting principles. In addition, EBITDA and Adjusted EBITDA should not be used as tools for comparison as the computation may not be similar for all companies.

    INTEREST EXPENSE--Interest expense was $32.0 million in both the forty weeks ended March 5, 1999 and March 6, 1998. KinderCare's weighted average interest rate on its long-term debt, including amortization of deferred financing costs, was 9.9% for the forty weeks ended March 5, 1999 versus 10.3% for the forty weeks ended March 6, 1998.

    INCOME TAX EXPENSE--Income tax expense during the forty weeks ended March 5, 1999 and March 6, 1998 of $6.3 and $1.2 million, respectively, was computed by applying estimated effective income tax rates to income before income taxes. Income tax expense varies from the statutory federal income tax rate due to state income taxes, offset by tax credits.

FISCAL 1998 COMPARED TO FISCAL 1997

    The following table shows the comparative operating results of KinderCare, with dollars in thousands:

                                                                FISCAL YEAR               FISCAL YEAR                 CHANGE
                                                                   ENDED       PERCENT       ENDED       PERCENT      AMOUNT
                                                                  MAY 30,        OF         MAY 29,        OF        INCREASE/
                                                                   1997       REVENUES       1998       REVENUES    (DECREASE)
                                                                -----------  -----------  -----------  -----------  -----------
Revenues, net.................................................   $ 563,135        100.0%   $ 597,070        100.0%   $  33,935
                                                                -----------       -----   -----------       -----   -----------
Operating Expenses:
  Salaries, wages and benefits:
    Center expense............................................     284,646         50.6      304,288         51.0       19,642
    Field and corporate expense...............................      15,934          2.8       22,873          3.8        6,939
                                                                -----------       -----   -----------       -----   -----------
      Total salaries, wages and benefits......................     300,580         53.4      327,161         54.8       26,581
  Depreciation................................................      34,253          6.1       42,553          7.1        8,300
  Rent........................................................      28,140          4.9       27,985          4.7         (155)
  Other.......................................................     152,508         27.1      148,677         24.9       (3,831)
  Recapitalization expenses...................................      17,277          3.1           --           --      (17,277)
  Restructuring and other charges (income), net...............      10,275          1.8        5,201          0.9       (5,074)
                                                                -----------       -----   -----------       -----   -----------
    Total operating expenses..................................     543,033         96.4      551,577         92.4        8,544
                                                                -----------       -----   -----------       -----   -----------
Operating income..............................................   $  20,102          3.6%   $  45,493          7.6%   $  25,391
                                                                -----------       -----   -----------       -----   -----------
                                                                -----------       -----   -----------       -----   -----------

    REVENUES, NET--Net revenues increased $33.9 million, or 6.0%, to $597.1 million in fiscal 1998 from fiscal 1997. The increase in net revenues was primarily attributable to an approximate 4.4% weighted average tuition increase implemented in the second quarter of fiscal 1998. The average tuition rate and occupancy, respectively, increased to $106.81 and 70.6% for fiscal 1998 from $101.93 and 70.0% for fiscal 1997. Centers opened during fiscal 1998 and 1997 contributed incremental net revenues of $12.6 million in fiscal 1998. The positive effect of those factors on net revenues was offset in part by center closings.

    During fiscal 1998, KinderCare opened 20 community centers and closed 17 centers. During fiscal 1997, KinderCare opened 16 centers, including: 15 community centers and one KinderCare at Work-Registered Trademark- center, and closed or sold 20 centers. Total licensed capacity was approximately 143,000 at the end of both fiscal 1998 and 1997.

    SALARIES, WAGES AND BENEFITS--Salaries, wages and benefits, which include incentives, expense increased $26.6 million, or 8.8%, to $327.2 million in fiscal 1998 from fiscal 1997. The expense directly associated with the centers was $304.3 million in fiscal 1998, an increase of $19.6 million from fiscal 1997. The center level increase was attributable to increased staff wage rates, employee health costs and bonus expense.

    The expense related to field management and corporate administration was $22.9 million in fiscal 1998, an increase of $6.9 million from fiscal 1997. The increase was attributable to the addition of field management positions, higher salaries as a result of the relocation of the corporate office to Portland, Oregon and increased bonus expense.

    At the center level, salaries, wages and benefits expense, as a percentage of net revenues, increased only slightly to 51.0% for fiscal 1998 from 50.6% for fiscal 1997 despite increased wage rates and bonus expense due to the control of labor hours by field management. See "Inflation and Wage Increases." Total salaries, wages and benefits expense, as a percentage of net revenues, increased to 54.8% for fiscal 1998 from 53.4% for fiscal 1997.

    DEPRECIATION--Depreciation expense increased $8.3 million to $42.6 million in fiscal 1998 from fiscal 1997 due primarily to additional depreciation expense of $9.4 million related to a change in the estimated useful life of center auxiliary equipment. Auxiliary equipment is comprised of educational supplies, such as toys, books, video games and playground equipment, furniture, cots and kitchen and other equipment used in the operation of a center. See Note 1 to KinderCare's Consolidated Financial Statement. Exclusive of the impact from the change in estimate, depreciation expense decreased slightly due to the effect of assets reaching the end of their estimated depreciable lives.

    RENT--Rent expense remained relatively flat at $28.0 million for fiscal 1998 and $28.1 million for fiscal 1997. During fiscal 1998, 17 leased centers were closed, while three leased centers were opened. The rental rates experienced on leases entered into currently are higher than those experienced in previous periods. Administrative rent expense increased primarily as a result of KinderCare's occupancy of its new headquarters in Portland, Oregon during the second quarter of fiscal 1998. See "Business-- Properties."

    OTHER OPERATING EXPENSES--Other operating expenses decreased $3.8 million, or 2.5%, to $148.7 million in fiscal 1998 from fiscal 1997. Other operating expenses include costs directly associated with the centers, such as food, educational materials, janitorial and maintenance costs, utilities and transportation, and expenses related to field management and corporate administration. The decrease was primarily due to a reduction in expenses related to self-insurance, which was offset by additional marketing expense to fund a targeted marketing program during the fall of fiscal 1998 and increased bad debt expense. As a percentage of net revenues, other operating expenses decreased to 24.9% for fiscal 1998 from 27.1% for fiscal 1997. The improvement in other operating expenses, as a percentage of net revenues, was due to effective cost control by management.

    RECAPITALIZATION EXPENSES--During fiscal 1997 and in connection with the recapitalization of KinderCare by KCLC Acquisition Corp., a wholly owned subsidiary of a partnership formed at the direction of Kohlberg Kravis Roberts & Co., a private investment firm, KinderCare repaid the then outstanding $91.6 million balance on KinderCare's previous $150.0 million credit facility and paid $382.4 million to redeem common stock, warrants and options. In order to fund the recapitalization, KinderCare issued $300.0 million principal amount of its 9 1/2% senior subordinated notes, entered into a $300.0 million revolving credit facility, borrowed $50.0 million against a term loan facility and issued 7,828,947 shares of common stock to affiliates to KKR. During fiscal 1997, non-recurring recapitalization costs of approximately $17.3 million were incurred and expensed and financing costs of approximately $27.2 million were deferred and are being amortized over the lives of the new debt facilities. See Notes 2 and 8 to KinderCare's Consolidated Financial Statements.

    RESTRUCTURING AND OTHER CHARGES (INCOME), NET--During fiscal 1997, KinderCare decided to relocate its corporate offices from Montgomery, Alabama to Portland, Oregon in fiscal 1998. In connection with the relocation, KinderCare recognized $5.7 million in restructuring costs in fiscal 1998, primarily expenses incurred in the retention, recruitment and relocation of employees and travel costs related to the office relocation. During fiscal 1997, restructuring costs, primarily severance related, of $3.4 million and a $5.0 million charge to write down KinderCare's then headquarters facility in Montgomery, Alabama to net realizable value, were recognized.

    During fiscal 1997, KinderCare recorded impairment losses of $1.9 million, comprised of $1.3 million with respect to various long-lived assets and $0.6 million related to anticipated lease termination costs for Kids Choice-TM-centers, which are centers for school age children in separate facilities designed for this age group. See "Capital Expenditures." Additionally, charges of approximately $1.5 million were incurred to write-off marketing materials and deferred pre-opening costs on new centers.

    During fiscal 1998 KinderCare, as a member of the Presidential Life Global Class Action, received a $0.5 million payment, net of attorney's fees, as settlement of KinderCare's claim in the United States District Court in New York. During fiscal 1997, a $1.5 million interest payment was received from Enstar Group Inc., KinderCare's former parent, in connection with a settlement of KinderCare's claim against Enstar in the U.S. Bankruptcy court in Montgomery, Alabama.

    OPERATING INCOME--Operating income increased $25.4 million to $45.5 million in fiscal 1998 from fiscal 1997. Operating income before recapitalization expenses, restructuring and other charges (income), net, increased $3.0 million to $50.7 million in fiscal 1998 from fiscal 1997. The increase is primarily due to the higher average tuition rate and occupancy growth combined with strong cost controls, which was offset partially by additional depreciation expense of $9.4 million due to a change in estimate, as discussed above.

    EBITDA for fiscal 1998 of $88.7 million was $41.6 million above fiscal 1997. As a percentage of net revenues, EBITDA for fiscal 1998 was 14.8% compared to 8.4% for fiscal 1997. Adjusted EBITDA was $93.2 million in fiscal 1998, an increase of $11.3 million from fiscal 1997. As a percentage of net revenues, Adjusted EBITDA was 15.6% for fiscal 1998 and 14.5% for fiscal 1997. Neither EBITDA nor Adjusted EBITDA is intended to indicate that cash flow is sufficient to fund all of KinderCare's cash needs or represent cash flow from operations as defined by generally accepted accounting principles.

    INTEREST EXPENSE--Interest expense increased to $40.7 million in fiscal 1998 from $22.4 million in fiscal 1997. This increase was substantially attributable to the $350.0 million of long-term debt which was incurred in the third quarter of fiscal 1997 to fund the recapitalization and repay $91.6 million on KinderCare's then existing line of credit. KinderCare's weighted average interest rate on its long-term debt, including amortization of deferred financing costs, was 10.1% for fiscal 1998 versus 8.5% for fiscal 1997.

    INCOME TAX EXPENSE--Income tax expense during fiscal 1998 and 1997 of $2.0 and $3.4 million, respectively, was computed by applying estimated effective income tax rates to income before income taxes. Income tax expense varies from the statutory federal income tax rate due to state income taxes and, during fiscal 1997, non-deductible recapitalization expenses, offset by tax credits.

    EXTRAORDINARY ITEMS--During fiscal 1997, KinderCare purchased $99.4 million aggregate principal amount of its 10 3/8% senior subordinated notes for an aggregate price of $108.3 million. The transactions included the write-off of deferred financing costs of $1.7 million and resulted in an extraordinary loss of $6.5 million, net of income taxes of $4.1 million. In connection with the recapitalization and retirement of existing debt, an extraordinary loss of $1.0 million, net of income taxes of $0.7 million, was recognized for the write-off of deferred financing costs related to KinderCare's previous credit facility.

FISCAL 1997 COMPARED TO FISCAL 1996

    The following table shows the comparative operating results of KinderCare, with dollars in thousands:

                                                                                                                   CHANGE
                                                           FISCAL YEAR                FISCAL YEAR                  AMOUNT
                                                              ENDED      PERCENT OF      ENDED      PERCENT OF    INCREASE/
                                                           MAY 31, 1996   REVENUES    MAY 30, 1997   REVENUES    (DECREASE)
                                                           ------------  -----------  ------------  -----------  -----------
Revenues, net............................................   $  541,264        100.0%   $  563,135        100.0%   $  21,871
                                                           ------------       -----   ------------       -----   -----------
Operating expenses:
  Salaries, wages and benefits:
    Center expense.......................................      264,994         49.0       284,646         50.6       19,652
    Field and corporate expense..........................       19,121          3.5        15,934          2.8       (3,187)
                                                           ------------       -----   ------------       -----   -----------
      Total salaries, wages and benefits.................      284,115         52.5       300,580         53.4       16,465
  Depreciation...........................................       33,972          6.3        34,253          6.1          281
  Rent...................................................       26,515          4.9        28,140          4.9        1,625
  Other..................................................      143,469         26.5       152,508         27.1        9,039
  Recapitalization expenses..............................           --           --        17,277          3.1       17,277
  Restructuring and other charges (income), net..........        1,484          0.2        10,275          1.8        8,791
                                                           ------------       -----   ------------       -----   -----------
    Total operating expenses.............................      489,555         90.4       543,033         96.4       53,478
                                                           ------------       -----   ------------       -----   -----------
Operating income.........................................   $   51,709          9.6%   $   20,102          3.6%   $ (31,607)
                                                           ------------       -----   ------------       -----   -----------
                                                           ------------       -----   ------------       -----   -----------

    REVENUES, NET--Net revenues increased $21.9 million, or 4.0%, to $563.1 million in fiscal 1997 from fiscal 1996. The increase in net operating revenues was primarily attributable to an approximate 4.7% weighted average tuition increase implemented in the fall of 1996 and to new center openings and acquisitions. The average tuition rate increased to $101.93 in fiscal 1997 from $99.24 in fiscal 1996. The positive effect of those factors on net revenues was offset in part by center closings and a decline in total occupancy.

    Total occupancy decreased slightly to 70.0% in fiscal 1997 from 70.3% in fiscal 1996. KinderCare believes the decline in occupancy was caused by a variety of factors including, in particular, the following implemented initiatives: (a) a reduced, lower-cost marketing program, (b) an expanded employee child care discount program that may have precluded the enrollment of tuition paying children and (c) changes in field management, which provided less direct center supervision. KinderCare evaluated such initiatives and made revisions, including funding a targeted marketing program for early fiscal 1998, limiting the employee child care discount effective July 1997 and adding area manager positions and additional regional field support to increase center supervision.

    During fiscal 1997, KinderCare opened 16 new centers, including 15 KinderCare community centers and one KinderCare At Work-Registered Trademark-center; and closed or sold 20 centers. During fiscal 1996, KinderCare opened 37 new centers, including 22 KinderCare community centers, six KinderCare At Work-Registered Trademark- centers and nine Kid's Choice-TM- centers, including the conversion of one community center to a Kid's Choice-TM- center; and closed or sold 26 centers. Total licensed capacity increased to approximately 143,000 at the end of fiscal 1997 from approximately 141,000 at the end of fiscal 1996.

    SALARIES, WAGES AND BENEFITS--Salaries, wages and benefits, which include incentives, expense increased $16.5 million, or 5.8%, to $300.6 million in fiscal 1997 from fiscal 1996. The expense directly associated with the centers was $284.6 million in fiscal 1997, an increase of $19.7 million from fiscal 1996. The center level increase is attributable to increased staff wage rates and hours and employee health insurance costs, offset in part by reduced bonus expense. The expense related to field management and corporate administration decreased $3.2 million from fiscal 1996. The decrease is attributable to the reduction of field management staff and reduced bonus expense.

    At the center level, salaries, wages and benefits expense, as a percentage of net revenues, increased to 50.6% for fiscal 1997 from 49.0% for fiscal 1996 due to higher labor hours. Total salaries, wages and benefits expense, as a percentage of net revenues, increased to 53.4% for fiscal 1997 from 52.5% for fiscal 1996.

    DEPRECIATION--Depreciation expense increased to $34.3 million in fiscal 1997 from $34.0 million in fiscal 1996 due to asset additions related to renovations of existing centers, purchases of short lived assets and the opening of 16 new centers, offset partially by the closing of 20 older centers in fiscal 1997 and by a reduction in depreciation expense related to assets reaching the end of their estimated depreciable lives.

    RENT--Rent expense increased $1.6 million to $28.1 million in fiscal 1997 from fiscal 1996. The increase was primarily a result of lease renewals at current market rates. During fiscal 1997, five leased centers were opened and 17 leased centers were closed. The rental rates experienced on leases entered into in fiscal 1997 were higher than those experienced in previous years. See "Business--Properties."

    OTHER OPERATING EXPENSES--Other operating expenses increased $9.0 million, or 6.3%, to $152.5 million in fiscal 1997 from fiscal 1996. As a percentage of net revenues, other operating expenses increased to 27.1% for fiscal 1997 from 26.5% for fiscal 1996. This increase was principally due to increased center level operating and insurance costs and a provision for lease termination costs, offset partially by a reduced, lower cost marketing program and improved administrative and field management efficiencies from re-engineering efforts initiated during fiscal 1996.

    RECAPITALIZATION EXPENSES--During fiscal 1997 and in connection with the recapitalization, KinderCare repaid the $91.6 million balance on KinderCare's previous $150.0 million credit facility and paid $382.4 million to redeem common stock, warrants and options. In order to fund the recapitalization, KinderCare issued $300.0 million principal amount 9 1/2% senior subordinated notes, entered into a $300.0 million revolving credit facility, borrowed $50.0 million against a term loan facility and issued 7,828,947 shares of common stock to affiliates of KKR. During fiscal 1997, non-recurring recapitalization costs of approximately $17.3 million were incurred and expensed and financing costs of approximately $27.2 million were deferred and are being amortized over the lives of the new debt facilities. See Notes 2 and 8 to KinderCare's Consolidated Financial Statements.

    RESTRUCTURING AND OTHER CHARGES (INCOME), NET--During fiscal 1997, KinderCare decided to relocate its corporate offices from Montgomery, Alabama to Portland, Oregon in fiscal 1998. In connection with the relocation, KinderCare recognized $3.4 million in restructuring costs, primarily severance related, and recorded a $5.0 million charge to write-down its Montgomery, Alabama headquarters facility to net realizable value. Additionally, impairment losses of $1.9 million, comprised of $1.3 million with respect to long-lived assets and $0.6 million related to Kids Choice-TM- anticipated lease termination costs, were recorded. KinderCare also recorded charges of approximately $1.5 million to write-off marketing materials and deferred pre-opening costs on new centers. Finally, a $1.5 million interest payment was received from Enstar Group, Inc., KinderCare's former parent, in connection with a settlement of KinderCare's claim against Enstar in the U.S. Bankruptcy Court in Montgomery, Alabama.

    During fiscal 1996, substantial changes were made to the field operations, facilities management and support functions. As a result of these changes, KinderCare provided $6.5 million for restructuring costs, primarily to cover severance arrangements for the approximately 100 positions which were eliminated. Additionally, KinderCare limited the development of its Kid's Choice-TM- centers to contracts in process and recorded an impairment loss of $6.3 million, consisting of a writedown of $5.3 million for the recoverability of long lived assets, primarily leasehold improvements, which were valued based on anticipated discounted cash flows, and $1.0 million for anticipated lease termination costs. Finally, a cash distribution of $11.3 million was received from Enstar in connection with KinderCare's claim against Enstar referred to above.

    OPERATING INCOME--Operating income decreased $31.6 million, or 61.1%, to $20.1 million in fiscal 1997 from fiscal 1996. Operating income before recapitalization expenses, restructuring and other charges (income), net, decreased $5.5 million to $47.7 million in fiscal 1997 from fiscal 1996. The decrease was due to lower occupancy, increases in employee child care discounts and increased labor expenses, as discussed above. KinderCare took various steps to address these issues, including funding a targeted marketing program for early fiscal 1998, limiting the employee child care discount effective July 1997 and adding area manager positions and additional regional field support to increase center supervision.

    EBITDA for fiscal 1997 of $47.1 million was $38.9 million below fiscal 1996. As a percentage of net revenues, EBITDA for fiscal 1997 was 8.4% compared to 15.9% for fiscal 1996. Adjusted EBITDA was $81.9 million in fiscal 1997, a decrease of $5.3 million from fiscal 1996. As a percentage of net revenues, Adjusted EBITDA was 14.5% for fiscal 1997 and 16.1% for fiscal 1996. In addition to the factors discussed above, as part of KinderCare's normal review of the adequacy of reserves, during fiscal 1996, self insurance reserves were reduced by $2.0 million, the impact of which was to increase EBITDA and Adjusted EBITDA by a like amount. In fiscal 1997, as part of the normal review of the adequacy of reserves, KinderCare increased self insurance reserves, which reduced EBITDA and Adjusted EBITDA by $2.0 million. In addition, during fiscal 1997, KinderCare recorded provisions of $1.2 million for anticipated lease termination costs which are included in other operating expenses.

    INTEREST EXPENSE--Interest expense increased to $22.4 million in fiscal 1997 from $16.7 million in fiscal 1996. This increase was substantially attributable to the $350.0 million of long-term debt which was incurred in the third quarter of fiscal 1997 to fund the recapitalization and repay $91.6 million on KinderCare's then existing line of credit. KinderCare's weighted average interest rate on its long-term debt, including amortization of debt issuance costs, was 8.5% for fiscal 1997 versus 10.8% for fiscal 1996.

    INCOME TAX EXPENSE--Income tax expense during fiscal 1997 and 1996 of $3.4 and $13.5 million, respectively, was computed by applying estimated effective tax rates to income before taxes. Income tax expense varies from the statutory federal income tax rate due to state income taxes and, during fiscal 1997, non-deductible recapitalization expenses, offset by tax credits.

    EXTRAORDINARY ITEMS--During fiscal 1997, KinderCare purchased $99.4 million aggregate principal amount of its 10 3/8% senior subordinated notes for an aggregate price of $108.3 million. The transactions included the write-off of deferred financing costs of $1.7 million and resulted in an extraordinary loss of $6.5 million, net of income taxes of $4.1 million. In connection with the recapitalization and retirement of existing debt, an extraordinary loss of $1.0 million, net of income taxes of $0.7 million, was recognized for the write-off of deferred financing costs related to KinderCare's previous credit facility.

LIQUIDITY AND CAPITAL RESOURCES

    KinderCare's principal sources of liquidity are cash flow generated from operations and borrowings under the $300.0 million revolving credit facility. KinderCare's principal uses of liquidity are meeting debt service requirements, financing its capital expenditures and renovations and providing working capital.

    In connection with the recapitalization, KinderCare entered into credit facilities totaling $390.0 million, comprised of (a) a $90.0 million term loan facility, of which $50.0 million was drawn at the time of the recapitalization and $40.0 million has since expired, and (b) a $300.0 million revolving credit facility. In addition, KinderCare issued $300.0 million of 9 1/2% senior subordinated notes. At March 5, 1999, KinderCare was committed on outstanding letters of credit totaling $42.2 million and had outstanding draws of $48.0 million under the revolving credit facility. KinderCare's availability under the revolving credit facility at March 5, 1999 was $209.8 million.

    The term loan facility is subject to mandatory repayment with the proceeds of asset sales and debt offerings and a portion of excess cash flow, as defined in such facility. The term loan facility will mature on February 13, 2006 and provides for nominal annual amortization. The revolving credit facility will terminate on February 13, 2004. See "Description of Long-term Indebtedness."

    KinderCare plans to use the net proceeds of the offering to redeem
$      million aggregate principal amount of the 9 1/2% senior subordinated
notes and to repay $      million of its term loan facility.

    KinderCare's consolidated net cash provided by operating activities for the forty weeks ended March 5, 1999 was $29.7 million, which represents a $8.4 million increase in net cash flow from operations from the comparable period last year. The increase in net cash flow from operations is primarily a result of an $8.0 million increase in net income, the components of which are discussed above. Cash and cash equivalents totaled $9.8 million at March 5, 1999, compared to $11.8 million at May 29, 1998, and the ratio of current assets to current liabilities was 0.53 to one at March 5, 1999, versus 0.46 to one at May 29, 1998.

    During the first quarter of fiscal 1997, KinderCare repurchased $30.0 million aggregate principal amount of its 10 3/8% Senior Subordinated Notes due 2001 at an aggregate price of $31.5 million which resulted in an extraordinary loss of $1.2 million, net of income taxes. During the second quarter of fiscal 1997 and in connection with the recapitalization, KinderCare announced and completed a tender offer and consent solicitation for the remainder of its outstanding 10 3/8% senior subordinated notes seeking the elimination of substantially all of the restrictive covenants, and 99.7% of such notes were purchased at an aggregate price of $76.8 million. This second transaction resulted in an extraordinary loss of $5.3 million, net of income taxes.

    On June 3, 1996, the board of directors of KinderCare authorized the repurchase of $23.0 million of KinderCare's common stock. During fiscal 1997, 852,500 shares and 315,000 warrants were repurchased for $14.1 million. All shares that were repurchased have been retired. Other than in connection with the recapitalization, no shares of common stock or warrants have been purchased by KinderCare since July 22, 1996 and the stock buyback programs were terminated at the effective time of the recapitalization.

    KinderCare utilized approximately $40.2 million of net operating loss carryforwards to offset taxable income in its 1995 through 1998 fiscal years. Approximately $26.3 million of net operating loss carryforwards are available to be utilized in fiscal 1999 and future fiscal years. If such net operating loss carryforwards were reduced due to a change of control or otherwise, KinderCare would be required to pay additional taxes and interest, which would reduce available cash.

    KinderCare's new enrollments are generally highest in September and January and attendance generally declines during the summer months and the calendar year-end holiday period. Accordingly, such decreased attendance may result in decreased liquidity during these periods. See "Seasonality."

    Management believes that cash flow generated from operations and borrowings under the revolving credit facility will adequately provide for its working capital and debt service needs and will be sufficient to fund KinderCare's expected capital expenditures for the foreseeable future. In addition, KinderCare is currently evaluating new sources of capital, including the possible implementation of a synthetic lease facility to finance capital expenditures on new centers, as well as sale leaseback arrangements with respect to existing centers. Any future acquisitions, joint ventures or similar transactions may require additional capital, and such capital may not be available to KinderCare on acceptable terms or at all. Although no assurance can be given that such sources of capital will be sufficient, the capital expenditure program has substantial flexibility and is subject to revision based on various factors, including but not limited to, business conditions, changing time constraints, cash flow requirements, debt covenants, competitive factors and seasonality of openings. If KinderCare experiences a lack of working capital, it may reduce its capital expenditures. In the long term, if these expenditures were substantially reduced, in management's opinion, its operations and its cash flow would be adversely impacted.

CAPITAL EXPENDITURES

    KinderCare anticipates substantial increases in its capital expenditures budget over the next several years. During fiscal 1999, KinderCare expects to open approximately 40 new centers. Over the next three years, KinderCare expects to increase its rate of opening and/or acquiring new centers to approximately 50 new centers per year, which KinderCare expects will be primarily community centers, and to continue its practice of closing centers that are identified as not meeting performance expectations.

    The length of time from site selection to the opening of a community center ranges from 18 to 24 months. The average total cost per community center typically ranges from $1.5 million to $2.0 million depending on the size and location of the center; however, the actual costs of a particular center may vary from such range. New centers are located based upon detailed site analyses that include feasibility and demographic studies and financial modeling. However, KinderCare may not be able to successfully negotiate and acquire properties, meet its targets for new center additions or meet targeted deadlines. Frequently, new site negotiations are delayed or canceled or construction is delayed for a variety of reasons, many outside the control of KinderCare.

    KinderCare also plans to make significant capital expenditures in connection with a renovation program that is designed to bring all of its existing facilities to a company standard for plant and equipment.

    During the forty weeks ended March 5, 1999, KinderCare opened 26 centers, which included 25 community centers and one KinderCare At
Work-Registered Trademark- center. During fiscal 1998, KinderCare opened 20 community centers. In fiscal 1997, KinderCare opened 16 centers, including 15 community centers and one KinderCare At Work-Registered Trademark- center. Fiscal 1996 center openings totaled 37 centers, consisting of 22 community centers, six KinderCare At Work-Registered Trademark- centers and nine Kid's Choice-TM- centers, including the conversion of one community center to a Kid's Choice-TM- center. Kid's Choice-TM- centers cater solely to school age children during before and after school hours. KinderCare has discontinued implementing this concept in its new centers.

    Capital expenditures during the forty weeks ended March 5, 1999 totaled approximately $69.4 million compared to $59.5 million in the comparable period last year. Expenditures for new center development were $42.0 and $23.8 million, while expenditures for renovations of existing facilities were $16.4 and $17.3 million during the forty weeks ended March 5, 1999 and March 6, 1998, respectively. Purchases of equipment and corporate information systems were $8.3 and $2.7 million, respectively, during the forty weeks ended March 5, 1999, and $16.3 and $2.1 million, respectively, during the forty weeks ended March 6, 1998.

    Capital expenditures during fiscal 1998 amounted to approximately $85.0 million. Approximately $36.5 million was spent on new center development and $23.7 million was spent on renovations of existing facilities. Purchases of equipment and corporate information systems were $22.3 and $2.5 million, respectively. Capital expenditures during fiscal 1997 totaled approximately $43.7 million compared to $67.3 million in fiscal 1996. Expenditures for new center development were $21.3 and $40.0 million, while expenditures for renovations of existing facilities were $12.2 and $15.6 million during fiscal 1997 and 1996, respectively. Purchases of equipment and corporate information systems were $7.2 and $3.0 million, respectively, during fiscal 1997 and $9.8 and $1.9 million, respectively, during fiscal 1996.

    Capital expenditure limits under KinderCare's credit facilities for fiscal 1999 are $155.0 million. Capital expenditure limits may be increased by carryover of a portion of unused amounts from previous periods and are subject to exceptions. Also, KinderCare is permitted a degree of flexibility under the provisions of the indenture under which the senior subordinated notes were issued and the credit facilities with respect to the incurrence of additional indebtedness, including through mortgages or sale-leaseback transactions.

YEAR 2000 COMPLIANCE

    The Year 2000 issue is the result of computer programs being written to use two digits to define year dates. Computer programs running date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems failure or miscalculations causing disruptions of operations. KinderCare does not use information technology in delivery of its services, but it uses such technology extensively for financial reporting systems, payroll, purchasing and other important support functions.

    KinderCare has completed an inventory of all hardware, software applications and data flow exchanges to, or from, third parties and has identified and assigned test priorities for systems that are critical to KinderCare's operations. KinderCare has completed testing of approximately 30% of its critical systems, has determined that there are no material Year 2000 weaknesses in those systems and has remediated any minor weaknesses identified. KinderCare expects to complete testing of all remaining critical systems and remediation of any identified weaknesses by the end of July 1999.

    KinderCare's current payroll system, provided by an outside vendor, is not Year 2000 compliant. Based primarily on other business considerations, KinderCare has purchased a new human resource/ payroll software package from a different vendor. The vendor has represented that the software is Year 2000 compliant and KinderCare plans to test the software for compliance during software implementation. KinderCare expects to complete implementation and testing of the new system's essential features by the end of July 1999. KinderCare anticipates the total cost of purchasing and implementing the human resource/payroll system, most of which will be incurred in fiscal year 1999, to be approximately $2 million and that these costs will be expensed as incurred or will be amortized over five years in accordance with generally accepted accounting principles.

    KinderCare has sent Year 2000 compliance questionnaires to third party vendors, utility companies and government agencies administering subsidized tuition programs. KinderCare has also requested compliance certificates from any vendors identified as critical.

    Based on a preliminary assessment of responses received, KinderCare's critical vendors are representing that they will achieve Year 2000 compliance. KinderCare will continue to monitor the compliance statements of these vendors and will develop test and/or contingency plans as deemed necessary.

    KinderCare is having limited success in obtaining Year 2000 certifications from government agencies administering subsidized tuition programs. However, KinderCare's preliminary assessment of the Year 2000 risks is that, although payments from these agencies may be delayed, payments ultimately will be made. Management believes that Year 2000 failures among these agencies would not have a material adverse effect on KinderCare's business and operations.

    KinderCare is developing a contingency plan to address any material Year 2000 risks, and this plan is expected to be complete by June 1999. After such time, KinderCare will continue to monitor its Year 2000 risks and will make modifications to its contingency plan as appropriate.

    KinderCare has not incurred significant incremental costs specifically in connection with its Year 2000 project and all upgrades and system replacements made in connection with its Year 2000 project were part of previously planned software and hardware upgrades. In order to achieve Year 2000 compliance, KinderCare has needed, and expects that it will continue to need, only existing employees who otherwise have been assigned to planned upgrades of KinderCare's software and hardware. Although KinderCare has engaged a Year 2000 consultant to validate its testing methodology and to conduct a readiness review, the associated costs are expected to be immaterial.

    Notwithstanding KinderCare's progress to date, there are several ways in which its systems could still be affected by the Year 2000 problem. First, the software code KinderCare uses in its information systems may not in fact be Year 2000 compliant in all instances. Second, KinderCare may be unable to complete the remaining upgrades to its information technology systems by the year 2000. Third, even if KinderCare completes the system upgrades by the year 2000, it may be unable to fully test and monitor the upgrades, making it difficult for KinderCare to identify and remedy any problems that might exist. Fourth, KinderCare's vendors, governmental agencies and other third parties with which KinderCare does business may be unable to achieve Year 2000 compliance in time.

    KinderCare is still collecting information necessary to evaluate its most reasonably likely worst-case Year 2000 scenario. However, management currently believes that the most reasonably likely worst-case scenario resulting from KinderCare's inability, or the inability of KinderCare vendors or government agencies, to become Year 2000 compliant, includes the following adverse effects:

    - VENDOR PROBLEMS. KinderCare may be unable to receive materials and supplies due to Year 2000-related failures on the part of its suppliers causing KinderCare to be unable to meet its scheduled new center openings. In addition, suppliers of food and other products necessary to operate existing centers could be affected. Although KinderCare believes that it could obtain these supplies from alternate sources, it would likely result in increased costs.

    - PAYMENT DELAYS. As discussed above, payments from governmental agencies administering tuition programs could be delayed, requiring KinderCare to fund cash flow requirements through additional borrowings.

    KinderCare's assessment of its Year 2000 compliance is based on numerous assumptions about future events, including third party modification plans. However, there can be no guarantee that this assessment is correct and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for disclosure about operating segments in annual financial statements and requires disclosure of selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement superceded SFAS No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE. The new standard becomes effective for KinderCare's fiscal year 1999 and requires that comparative information from earlier years be restated to conform to the requirements of this standard. KinderCare does not believe any substantial changes to its disclosures will be made at the time SFAS No. 131 is adopted.

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The new standard becomes effective for KinderCare's fiscal year 2001. KinderCare does not believe the adoption of SFAS No. 133 will have a material impact on its financial position or results of operations.

SEASONALITY

    New enrollments are generally highest in September and January. Enrollment generally decreases 5% to 10% during the summer months and calendar year-end holiday periods. Average enrollment of full-time and part-time children in all centers for the most recent fifty-two weeks ended March 5, 1999 was 119,000.

INFLATION AND WAGE INCREASES

    Management does not believe that the effect of inflation on the results of KinderCare's operations has been significant in recent periods, including its last three fiscal years and the forty weeks ended March 5, 1999.

    Salaries, wages and benefits represented approximately 55.2% of net revenues for the forty weeks ended March 5, 1999. Low unemployment rates and positive economic trends have challenged recruiting efforts and put pressure on wage rates in many of KinderCare's markets. During 1996, Congress enacted an increase in the minimum hourly wage from $4.25 to $4.75 effective October 1, 1996, with an additional increase to $5.15 effective on September 1, 1997. The effect of the federal minimum wage increase has not been material to the results of operations. KinderCare believes that, through increases in its tuition rates, it can recover any future increase in expenses caused by the minimum wage rate or other market adjustments. However, KinderCare may not be able to increase its rates sufficiently to offset such increased costs. KinderCare continually evaluates its wage structure and may implement changes at targeted local levels.

                                    BUSINESS

    KinderCare Learning Centers, Inc., founded in 1969, is the leading for-profit provider of early childhood care and educational services in the United States. We provide center-based early childhood care and educational services five days a week throughout the year to children between the ages of six weeks and twelve years. At March 5, 1999, we operated a total of 1,151 child care centers and served approximately 124,000 children and their families in 39 states, as well as the United Kingdom. For the twelve months ended March 5, 1999, our net revenue was $623.6 million and our Adjusted EBITDA was $101.1 million.

    We are the nation's leading provider of early childhood care and education in terms of number of centers, number of children we serve, geographical breadth and number of teachers and caregivers we employ. Our high quality early education and child care services have enabled us to develop a strong brand identity and reputation in an industry where personal trust and parent referrals play an important role in attracting new customers. We believe that our brand name enjoys widespread recognition and that our brand awareness is substantially greater than that of our competitors.

    We operate two primary types of child care and early education centers:
 KinderCare community centers and KinderCare At Work-Registered Trademark-centers. KinderCare community centers, which comprise the vast majority of our centers, typically provide center-based educational and child care services to children between the ages of six weeks and 12 years. For our KinderCare At Work-Registered Trademark- centers, we partner with employers to meet their individual needs for on-site/near-site child care for their employees. At March 5, 1999, we operated 39 on-site/near-site centers for 34 different employers. We intend to grow our core business by adding new community and employer-sponsored centers and upgrading our existing community centers.

THE EDUCATION INDUSTRY

    Over $650 billion is spent annually on education in the U.S., including preschool to post-secondary education as well as training at corporations nationwide. The education industry is second in size only to health care and constitutes nearly 8% of the U.S. Gross Domestic Product. However, this industry remains highly fragmented and largely under government control. The private sector is becoming increasingly involved as the market opportunity begins to be realized.

    The economy has undergone a fundamental shift, moving from a resource-based economy to a knowledge-based economy. Knowledge is increasingly making the difference in how an individual, a company, and even the country performs economically. To the extent that traditional American educational institutions do not adequately meet educational needs, a significant opportunity exists for for-profit providers who will respond to these potential customer needs.

    CHILD CARE SEGMENT. The U.S. child care segment of the education industry generated an estimated $33 billion in revenues in 1998, with approximately 100,000 child care centers throughout the U.S. This segment grew at a compound annual growth rate of 11.6% from 1982 to 1998. From 1998 to 2003, the overall child care segment is expected to grow at a 7.1% compound annual growth rate to an estimated $46.5 billion in 2003, according to Marketdata Enterprises.

    The growth in the child care segment of the education industry has been, and is expected to continue to be, driven by a number of factors, including the following:

    GROWING NUMBER OF MOTHERS IN THE WORKFORCE. As the number of traditional single earner and stay-at-home parent families declines, many parents are forced to struggle with alternative care options for their children. In 1996, approximately 65% of all U.S. families with children were dual-income or single parent households, with a declining percentage of children receiving care from a stay-at-home parent.

    As a growing number of women and mothers enter the workforce, the demand for child care has increased proportionally. According to the U.S. Bureau of Labor Statistics, the labor force participation rate of married mothers with children under the age of six has increased from approximately 30% in 1970 to approximately 64% in 1997.

  PERCENT OF MARRIED MOTHERS WITH CHILDREN UNDER SIX WORKING OUTSIDE THE HOME

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

  1960        18
1965           29.05
1970            30.5
1975              37
1980              44
1985              53
1990              59
1997            63.6

       -------------------------------
        SOURCE: U.S. BUREAU OF LABOR STATISTICS.

    In 1995, approximately 37% of all children were born to mothers over 30, as compared to 21% in 1980. These mothers are typically more committed to a career than their younger counterparts and are also more likely to be part of a two income household with more to spend on child care services.

    INCREASED POPULATION OF CHILDREN UNDER THE AGE OF FIVE. According to the U.S. Bureau of Labor Statistics, the annual number of live births was approximately 3.9 million in 1997, versus approximately 2.7 million in 1980. The annual number of live births is projected to increase to approximately 4.5 million in 2015. In addition, the number of children under the age of five has grown from approximately 16.3 million in 1980 to an estimated 19.2 million in 1997, according to the U.S. Bureau of Labor Statistics.

    GROWING AWARENESS OF THE IMPORTANCE OF EARLY CHILDHOOD DEVELOPMENT. The demand for quality child care is increasing as scientific research highlights the importance of education during a child's early developmental years. In 1996, the Families and Work Institute completed research demonstrating the importance of early childhood experiences in a child's overall cognitive development. In addition, recent scientific research into early childhood development has drawn widespread media and political attention, increasing parents' awareness of, and the demand for, quality educational facilities for their children. For example, a 1997 National Institute of Child Health and Human Development study reviewed the impact of child care on children and found that the quality of early childhood care had a statistically significant and direct relationship with a child's cognitive growth.

    SHIFT TOWARDS CENTER-BASED CARE. There has been a significant increase in the use of center-based child care facilities, which typically offer a more structured curriculum, better educational materials, more experienced personnel and more opportunity for social interaction than alternative forms of child care. According to Child Care Information Exchange, nearly one of every three preschool-aged children is enrolled in a child care center.

    INCREASE IN FEDERAL AND STATE GOVERNMENT SUPPORT OF CHILD CARE SERVICE PROVIDERS. The subject of child care services has been given considerable attention by the federal government. In 1988 and 1990, child care funding increased substantially when Congress enacted four new programs aimed at low income families. In addition, the federal government currently funds numerous early childhood programs, including Child Care Development Block Grants and Head Start. In 1999, President Clinton proposed significant funding increases aimed at improving the quality and accessibility of early education and child care, including tax credits for corporations that pay for child care.

    EMPLOYER-SPONSORED CHILD CARE SERVICES. Within the child care segment of the education industry, there is an emerging trend toward employer-sponsored child care services as more large- and medium-size employers recognize the value of child care assistance as an employee benefit. According to Child Care Information Exchange, the total market size for this sector is estimated to be in excess of $2.0 billion, growing at 25% annually. Many corporations and other employers have found that providing early childhood education services enhances employee productivity, loyalty and commitment. For these reasons, employers have increasingly recognized child care benefits as a key element of their employee recruitment and retention strategy, and are increasingly providing this benefit through employer-sponsored child development centers. Approximately 8% of large companies provided employer-sponsored centers in 1995, and this number is growing rapidly. A wide variety of employers currently sponsor on-site/near-site child development centers, including corporations, hospitals, government agencies and universities.

    HIGH FRAGMENTATION OF THE CHILD CARE SEGMENT. The child care segment of the U.S. education industry is highly fragmented, with the top 50 for-profit child care companies having aggregate child care capacity of approximately 630,000 children, which is less than 2% of the estimated 50 million children under the age of 12.

                  FOR-PROFIT CHAINS CAPTURE ONLY 6% OF MARKET

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      INDEPENDENT NON-PROFIT           29.0%
FOR PROFIT CHAINS                         6.0%
INDEPENDENT NON-PROFIT                   25.0%
OTHER SPONSORED NON-PROFIT                8.0%
PUBLIC SCHOOL                             8.0%
CHURCH HOUSED                            15.0%
HEAD START                                9.0%

              --------------------------------------------
              SOURCE: CHILD CARE INFORMATION EXCHANGE (1996).

    Approximately 35% of all child care centers are operated for-profit, as independent businesses or as part of a local or national chain, according to Child Care Information Exchange. Non-profit centers, such as churches, employers, government agencies and YMCAs, account for the remaining 65%. Of the approximately 100,000 child care centers in the U.S., approximately 4,750 are operated by the top 50 for-profit child care companies. Furthermore, only twelve companies have total capacity in excess of 10,000 children, and only eight companies have more than 100 centers.

INITIATIVES SINCE THE RECAPITALIZATION

    Following the recapitalization of KinderCare in February 1997, management has focused on improving the quality of our operations. We believe that these efforts have successfully positioned us to take advantage of the positive growth trends in our industry. Key elements of our transformation include the following:

    NEW MANAGEMENT TEAM. Since February 1997, we have been led by our new chief executive officer, David J. Johnson. Mr. Johnson was the chief executive officer of Red Lion Hotels from 1991 to 1996, where he gained significant multi-unit management expertise, while growing that company significantly. The combination of KKR's investment, the leadership of Mr. Johnson and the relocation of the corporate offices from Montgomery, Alabama to Portland, Oregon enabled us to attract an impressive new senior management team, while also retaining key senior management personnel in operations, education and information systems. Since the recapitalization, we have also substantially rebuilt our corporate staff with experienced professionals and redesigned numerous management processes. These changes have increased the quality and professionalism of our management. We made these changes with minimal disruption to our center-level operations while also improving our strong field management team.

    INCREASED INVESTMENT IN OUR PEOPLE. We have made a significant investment in our people, resulting in a more professional, motivated workforce. Prior to the recapitalization, KinderCare had significantly reduced field staff. This reduction resulted in reduced operating controls and a slowing of revenue growth. Our new management team has taken positive steps to address these issues. Since the recapitalization, we have added 27 new area manager positions to bring our total to 77, which has reduced the span of control of our area managers and permitted them to provide more effective support to the centers they supervise. Many of our new area managers also have multi-unit retail experience. We also added four new regional human resource managers and four new area controllers during fiscal year 1998 to better support our area managers.

    In addition, we instituted new incentive pay programs for our field management at the level of center director and higher, which are designed to focus them on center-level performance. These new incentive plans resulted in 81% of our center directors and 94% of our area managers receiving a bonus for fiscal 1998. We also enhanced our employee benefits by adding a matching company contribution to our 401(k) plan, adding a vision benefit to our medical plan and generally upgrading the quality and administration of our benefit plans.

    ACCELERATED NEW CENTER DEVELOPMENT AND IMPROVED NEW CENTER ECONOMICS. We added 20 new community centers during fiscal 1998 and expect to open 40 more in fiscal 1999. We also plan to open approximately 50 centers in fiscal 2000, which are currently in various stages of development. Our new center prototype reflects a larger and more physically appealing design than in prior years, and these larger centers are designed to generate higher revenues, operating income and margins than our existing centers. New centers are constructed with capacity typically in excess of 180 children per center, versus an average of 120 children per center for the existing centers constructed prior to fiscal 1996.

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    The economics generated by our newer centers, and those we plan on opening in the future, compare very favorably with those of our older centers. At March 5, 1999, the average licensed capacity was 120 and the average tuition rate was $111 for centers opened in fiscal 1996 and earlier, while the average licensed capacity was 180 and average tuition rate was $141 for centers opened after 1996.

    Our strategy is to accelerate the construction of these new larger centers, while continuing to selectively close older, underperforming centers. We believe this strategy will result in improved revenue growth and return on investment.

    QUALITY INITIATIVES, INCLUDING ACCREDITATION OF OUR CENTERS. Since the recapitalization, management has pursued a variety of initiatives designed to promote the quality and consistency of our operations. These initiatives include promoting operating standards at our centers and enhancing training for our staff and management personnel.

    As a complement to the quality improvement focus already in place at our centers, we are actively pursuing the accreditation of our centers by the National Association for the Education of Young Children, a national organization that has established comprehensive criteria for providing quality early childhood education and care. Although not mandated by any regulatory authority, we believe that the accreditation process strengthens our centers by enhancing the understanding of center staff of appropriate early childhood practices. It also provides external validation of the success of our efforts to promote quality. We believe that this validation improves the morale of the center staff involved in the process.

    On March 31, 1999, we had 85 accredited centers and approximately 500 centers were in various stages of the accreditation process. It typically takes from eight months to three years for a center to become accredited. To accelerate the accreditation of our centers, we recently hired four regional accreditation coordinators to assist centers in completing the necessary self-study, self-improvement and program description components of the accreditation process.

    MANAGEMENT FOCUS ON CENTER-LEVEL PERFORMANCE. Our new management team has increased the focus of both corporate and field staff on center-level management. We have restructured the planning process, financial reporting and incentive compensation arrangements to encourage management of the business on a center-by-center basis. Instead of planning globally and then pushing the results down to the centers, planning is now done at the center level. Annual budgets are prepared for each center and reviewed and approved at the region and corporate levels. Tuition rates are set separately for each center and for each age group within a center. Wage rates and labor productivity are also analyzed for each center, so that we can tailor expectations to local market conditions. We believe that managing on a center-by-center basis gives us greater flexibility and greater ability to react to individual market conditions, which helps us to enhance performance at centers and address underperforming centers. We also linked incentives to center-level results, involved center directors in budgeting and held them accountable for center-level operating results. We believe that these initiatives have increased the quality of information received from our centers and our ability to impact performance of our centers.

    UPGRADED BASE OF EXISTING CENTERS. We have invested, and will continue to invest, in a renovation program that is designed to bring all of our centers to a company standard for physical plant and equipment and to enhance the curb appeal of these centers. Once we have achieved the initial standard, our goal is to renovate each center every five years. To further enhance the curb appeal of our centers, we are upgrading our centers' signage and have instituted a plan to ensure that all of our centers have uniform signage. Furthermore, during fiscal 1999, we developed a new interior and exterior renovation prototype intended to create a learning environment that is both functional and fun for the children at our centers. We believe the bright and engaging design will add vitality and customer appeal to these renovated centers.

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    We also spent approximately $16.4 million in fiscal year 1998 to provide our centers with new toys and equipment. In addition, we have invested significantly in improving the delivery of required maintenance services to our centers. We added eleven maintenance technician positions in fiscal year 1999 and have implemented a computerized maintenance information system to further improve service to our centers.

    Consistent with our focus on center-level economics, we also conduct regular strategic reviews of our centers to individually assess their current profitability and future potential. The results of these analyses have led us to close 47 centers since the recapitalization.

    IMPROVED SITE SELECTION AND NEW CENTER DEVELOPMENT PROCESS. We believe we have significantly improved our system of child care center site selection and development. Prior to the recapitalization, site selection generally targeted the lowest cost real estate alternative in communities with attractive demographics. Our site selection targets now reflect the desire of our customers for convenience and more appealing locations and take advantage of the opportunity generated by drive-by customers. We make specific location decisions for new centers based upon comprehensive studies of geographic markets to assess near- and long-term potential for both occupancy and tuition growth. These studies include analyses of existing center areas, land prices, development costs, competitors, tuition pricing and demographic data, including population, age, household income, employment levels, and growth. In addition, our selection team often analyzes several alternative sites within a prospective area and evaluates each of them against our standards for location, convenience, visibility, traffic patterns, size, layout, affordability and functionality, as well as potential competition. We seek to identify attractive new sites for our centers in large, metropolitan markets and smaller, growth markets that meet our operating and financial goals and where we believe the market for child care services will support higher tuition rates than our current average rates.

    The real estate and development staff have worked closely with operations, purchasing, human resources and marketing personnel to streamline the new center opening process, resulting in the more efficient transition of new centers from the construction phase to full operation. To assist in the smooth transition to a fully-operating center, we have recently hired a Senior Director of New Centers.

COMPETITIVE STRENGTHS

    KinderCare is one of the few companies in the early childhood care and education segment of the education industry that operates on a national scale. Our leadership position in the industry, as well as the size and breadth of our operations, give us a number of unique competitive advantages over other operators. Our competitive advantages include (1) greater resources available to invest in developing and regularly updating high quality educational programs, services and curriculum materials, (2) greater expertise to manage the complexities involved in complying with various state and local regulations and licensing requirements, (3) greater ability to attract and retain talented people, (4) the ability to spread fixed corporate and centralized support costs, including real estate, marketing and educational staff, over a larger center base and (5) greater purchasing power in areas such as insurance, equipment, supplies and food. Our unique operating strengths include the following:

    LEADING MARKET POSITION. Based on the number of our centers, the number of children we serve, our geographical breadth and the number of teachers and caregivers we employ, we are the leading provider of early childhood care and education in the United States. At March 5, 1999, we operated 1,151 child care centers in 39 states and the United Kingdom, with total center licensed capacity of approximately 145,000 full-time children. Our current licensed capacity represents more than 20% of the aggregate capacity of the top 50 for profit child care service providers.

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    Our position as the industry leader with a large, nationwide customer base give us the ability to spread the costs of programs and services over a large number of centers, as well as giving us a valuable distribution network for new products and services. We also believe our strong market position enhances our opportunities for capitalizing on consolidation of the highly fragmented child care segment of the education industry, which will enable us to acquire small regional operators that meet our standards for quality and growth potential. Our leading position also makes us an attractive strategic partner for companies with high quality, compatible products and services.

    STRONG BRAND IDENTITY AND REPUTATION. Our high quality early childhood care and education services developed over 30 years have enabled us to develop a strong brand identity and reputation in the child care segment of our industry, where personal trust and parent referrals play an important role in attracting new customers. This brand recognition enhances our new center marketing efforts and encourages potential customers to try our centers. Throughout all of our communications, including informational brochures, parent handbooks, advertising and marketing materials, we reinforce our image as the market leader with a caring, well-trained staff and the resources necessary to provide high quality early childhood care and education services.

    HIGH QUALITY EDUCATIONAL PROGRAMS. Our education department is led by a professional with a Ph.D. in early childhood education and staffed by curriculum specialists. Under their direction, we have developed high-quality proprietary curricula that incorporate age-specific learning programs based on the latest educational research. We periodically revise our educational programs to take advantage of the latest developments in early childhood education. All of our educational programs are designed to respond to the needs of children and parents we serve and to prepare children for success in school and in life. We provide curriculum-specific training for our staff to ensure effective delivery of our programs. See "Educational Programs."

    GEOGRAPHICALLY DIVERSE OPERATIONS. We operate on a national scale, while the majority of companies in the early education and child care segment are regional or single center operations. Our operations are also geographically diversified, with 1,149 child care centers located throughout 39 states in the United States and two centers located in the United Kingdom. We believe that our broad national presence enhances our brand awareness. In addition, our geographic diversity mitigates the potential adverse impact of regional economic downturns, adverse changes in regulations or changing demographics in communities or regions.

    ABILITY TO ATTRACT AND RETAIN A QUALIFIED WORKFORCE. We believe that our size and financial resources allow us to maintain employee benefit, training and recognition programs that give us a competitive advantage in attracting and retaining a high-quality workforce. In a period of low unemployment such as the United States is currently experiencing, the ability to attract and retain a high quality workforce is very important to the successful operation of our community and at work centers. To address this need, we have improved employee benefit, incentive and recognition programs, and we are in the process of implementing new employee orientation and training programs. We believe that these efforts, in addition to our national reputation and quality focus, give us a competitive advantage in hiring and retaining staff. In addition, our corporate infrastructure and large number of centers allow us to spread the costs of administering benefit programs, designing and implementing training programs and rewarding individual employee longevity and performance over a large base of centers.

    FINANCIAL FLEXIBILITY. We currently have considerable access to capital under existing borrowing facilities to finance our growth. Following the offering, we will have substantially reduced our outstanding debt and improved our access to capital. In addition, our real estate portfolio provides us with considerable financial flexibility. At March 5, 1999, we owned 747, or 65%, of our 1,151 centers, with land and buildings having a net book value of $435.1 million. We are considering various strategies

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
to employ these assets, including sale leaseback arrangements. We are also considering implementation of a synthetic lease facility to finance new center construction.

OUR GROWTH STRATEGY

    We intend to capitalize on the initiatives that have taken place since the recapitalization and our competitive strengths to pursue a growth strategy containing the following key elements:

    CONTINUE ACCELERATED OPENING OF CENTERS WITH IMPROVED ECONOMICS. We plan to expand by continuing our accelerated opening of new community centers in attractive markets where we believe the market for child care services will support higher tuition rates than our current average rates. We will continue to focus on our larger and physically more appealing prototype, which has demonstrated superior economic performance when compared to the smaller centers that represented our typical model prior to the recapitalization.

    We anticipate the addition of approximately 14 more centers during the remainder of fiscal year 1999, resulting in a total of 40 new centers for the full fiscal year. We also plan to add approximately 50 new centers in fiscal year 2000. We believe there are opportunities to continue to locate centers in many attractive markets across the United States. From siting to opening, a new center typically requires an 18 to 24 month lead time. Accordingly, the centers we have planned for fiscal years 1999 and 2000 are in various stages of development. To assist us in implementing this accelerated center opening schedule, we have hired a new Senior Director of New Centers, who has primary responsibility for transitioning our centers from the construction stage to full operation.

    EXPAND EMPLOYER-SPONSORED CHILD CARE SERVICES. Due to the changing demographics of today's workforce and the prevalence of dual career families, a growing number of employers are providing on-site/near-site child care to attract and retain employees. We consider this to be one of the fastest growing segments of our industry and a significant opportunity for KinderCare.

    We believe that we have an opportunity to expand our KinderCare At Work-Registered Trademark- operations based on the quality of our curricula and the strength of our brand. We are already one of the leading providers of on-site/near-site employer child care, although we have not yet aggressively pursued this sector. At March 5, 1999 we operated 39 on-site/near-site centers for 34 different employers, including Delco Electronics Corp., Fred Meyer, Inc., Lego Systems, Inc. and The Walt Disney Company. We intend to actively pursue growth in this area of our business through expanded relationships with our existing customers, as well as expansion of our customer base through internal growth, selective acquisitions and strategic alliances.

    PURSUE STRATEGIC RELATIONSHIPS AND ACQUISITIONS. We plan to actively investigate and pursue strategic investments in, joint ventures with or acquisitions of companies in our industry that offer products and services that complement our business strategy. We believe that we can use these alliances to pursue our strategy to become a more broad-based education company. To better focus our efforts in this area, we recently hired a Vice President, Business Development.

    We intend to actively pursue opportunities in the following areas:

    - REGIONAL OR LOCAL CHILD CARE CHAINS. In addition to accelerating our new center development, we seek to acquire existing child care centers where demographics, quality of facilities, operating standards and programs complement our business strategy. We believe that our competitive position, diverse locations and financial strength uniquely position us to capitalize on selective acquisition opportunities in the growing, fragmented child care industry.

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
    - EMPLOYER-SPONSORED CHILD CARE. The Child Care Information Exchange estimates the total market size for employer-sponsored child care services to be in excess of $2.0 billion, growing at 25% annually. KinderCare expects this strong growth to continue as an increased number of employers offer additional benefits to attract and retain employees. We view this as an opportunity not only to grow our existing KinderCare at Work-Registered Trademark- business, but to acquire complementary businesses.

    - EDUCATIONAL CONTENT. KinderCare serves approximately 124,000 children in its centers in 39 states and the United Kingdom. We view our customer base of children and their parents as a unique and attractive market for high-quality educational content and related products and services. To date, KinderCare has delivered only its proprietary curricula with selected educational enhancements to our customers. However, we believe there is opportunity to selectively acquire or partner with companies offering content-rich products that could be delivered to KinderCare's customers to enhance the value of its services.

    - PRODUCTS AND SERVICES TO THE KINDERGARTEN TO 12TH GRADE MARKET. In recent years there has been an increase in the types of products and services provided by third-party vendors to the kindergarten through 12(th) grade educational market. KinderCare believes it has core strengths and an efficient corporate infrastructure that position it well for expansion into this market. For instance, KinderCare has experience in curriculum development and distribution and in the provision of educational programs and before and after school care for school age children. These competencies make us an attractive partner for smaller companies with a product or service designed to serve the kindergarten through 12(th) grade market. For example, we believe opportunities exist to provide educational programming for the after-school market and content-rich summer school and vacation programs. After-school care and education has received a great deal of media and political attention as a result of, among other things, research which shows that most juvenile crime occurs during late afternoon and early evening.

    - PRIVATE SCHOOLS. We believe that there is an opportunity to establish a system of for-profit kindergarten through 12(th) grade private schools to serve the growing number of parents who are dissatisfied with current public school systems. We also believe that our experience in multi-site curriculum delivery, our corporate infrastructure and our experience with real estate asset acquisition and management would give us an advantage in acquiring one or more existing, high-quality private schools and replicating our educational and business model at other locations.

    - CHARTER SCHOOLS. We view the increasingly prominent charter school segment as another opportunity for expansion. Charter schools have arisen as a publicly-funded alternative to public schools in those states that have passed enabling legislation. In those markets, charter schools have received public funding and successfully drawn students away from traditional public schools. We view the charter school market as an opportunity to acquire and replicate a successful educational and business model in those states with sufficient per-student funding to support quality programs and services.

    INCREASE EXISTING CENTER REVENUE. We will continue to focus on increasing center occupancy and customer retention through quality initiatives and targeted marketing programs designed to enhance brand image and awareness. We will also continue to implement our center-specific tuition pricing strategy, selectively implementing increases to take advantage of opportunities after evaluating the expected impact any changes might have on occupancy. Those strategies have enabled us to increase tuition at many of our centers with no or minimal loss in occupancy.

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
    Our goal is to increase tuition where possible, while also increasing occupancy rates. We plan to increase occupancy and customer retention by (1) emphasizing quality at the center level, (2) implementing customer retention programs and (3) improving training, employee recognition and incentive programs to retain qualified employees. We believe that this accelerated revenue growth is possible at our existing centers without significantly increasing our overhead expenses, which will result in improved operating performance.

    We also believe that with our broad customer base of children and parents, we have a valuable system for delivery of additional high-quality educational products and services to children between the ages of six weeks and twelve years. There are many businesses with innovative products and services that could enhance or complement the services we currently provide. We plan to look at opportunities to invest in, or partner with these businesses and to take advantage of these innovations to better serve our customers. For example, we have begun an initiative to enhance our core curriculum with a phonics-based program created by an outside educational publishing company.

    IMPROVE OUR OPERATIONAL EFFICIENCIES. We plan to further improve our operating performance by reducing costs through consolidating our center-level purchasing to increase our purchasing power and spreading relatively fixed corporate and centralized support costs over a larger center base. We also plan to continue our focus on center-level economics, which makes each center director accountable for center expenditures. This focus has had, and we believe will continue to have, a positive effect on cost control at our centers.

    We also plan to improve our operating efficiencies by continually reviewing the effectiveness and coverage of our support services and by providing management with more timely information through our nationwide communications network and our automated information systems. We are in the process of implementing additional upgrades to our information systems, which will enable us to obtain better and more timely information on such items as weekly revenues, expenses, enrollments, attendance, payroll and staff hours. We also plan to continue to assess new ways in which we can effectively use the internet and company-wide intranet applications, providing improved communications among the corporate office and our centers and better access to corporate information.

    INCREASE NUMBER OF ACCREDITED CENTERS. We will continue to aggressively pursue NAEYC accreditation as we seek to improve the quality of our centers, which we believe will further enhance our brand and help us grow in the future. We believe that the accreditation process strengthens our centers by motivating the teaching staff and enhancing their understanding of developmentally-appropriate early childhood practices. As of March 5, 1999, we had 85 accredited centers and approximately 500 centers in various stages of the accreditation process. We expect the recent hiring of four regional accreditation coordinators to increase our rate of center accreditation.

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
EDUCATIONAL PROGRAMS

    We have developed a complete array of educational programs, including five separate proprietary age-appropriate curricula, under the direction of our education department, which is led by a professional with a Ph.D. in early childhood education and staffed by curriculum specialists. KinderCare's educational programs recognize the recent emphasis by experts on brain growth during the first years of a child's life, the importance of adult-child interactions and environmental stimulation and brain compatible learning, which focuses on teaching children in a way that is compatible with how the brain is believed to learn during various stages of a child's development. With this recognition of the importance of early childhood education, KinderCare has positioned itself as "Your Child's First Classroom.-TM-" Educational programs are revised on a rotating basis to take advantage of the latest research in early childhood learning, and, when appropriate, qualified consultants are retained to assist in the revision process.

    Our curricula and other educational programs are designed to respond to the needs of the children and parents we serve, and to prepare children for success in school and in life. Our curricula provide for advancement of the whole child, promoting physical, emotional, intellectual and social development.

    TRAINING. We provide curriculum-specific training for our teachers and caregivers to assist them in effectively delivering our programs. Each curriculum is designed to provide teachers with the necessary autonomy to enhance the programs based on the resources and needs of the local community. We emphasize selection of staff who are responsive to children and each teacher is given the opportunity, training and resources to plan active and creative programs. Opportunity for professional growth is available through a systematic training progression. This process involves company-wide training programs, such as the Certification of Excellence Program, which is a professional development program established by us. We also make available more advanced training opportunities for our teachers and caregivers, including tuition reimbursement for employment-related college courses or course work in connection with obtaining a Child Development Associate credential.

    INFANT AND TODDLER CURRICULUM. Our program for infants and toddlers, Welcome to Learning-Registered Trademark-, is an award winning, brain compatible curriculum designed for children six weeks to 36 months. The program is in two distinct parts, targeted first to infants and then to toddlers. The curriculum encourages children to learn with age and stage appropriate learning environments and activities.

    PRESCHOOL CURRICULA. We have two preschool programs designed for children ages three to five years. My Window On The World-Registered Trademark-encourages inquisitive children to discover questions and formulate answers using the world of nature. We use YOUR BIG BACKYARD, the National Wildlife Federation's magazine for preschoolers, as a resource for this program. Our Once Upon A Time . . .-Registered Trademark- preschool program is based on children's literature, both classic and modern. These preschool programs emphasize pre-reading skills, basic math concepts, developing social skills and problem solving. We are enhancing our preschool programs with additional reading readiness materials, including Kinderletters-Registered Trademark-, a phonics-based program created by The Rigby Company, a publisher of literacy and reading materials, to respond to parents' desires for a greater emphasis on phonics. We believe that school readiness is becoming increasingly important in customers' selection of a preschool program.

    KINDERGARTEN CURRICULUM.  For five year olds, we offer the Kindergarten at
KinderCare: Journey to Discovery-Registered Trademark- program. In this thematic program, which incorporates resources developed by the nationally recognized company, Development Learning Materials, a division of Science Research Associates, Inc., children learn through play, hands-on exploration and activities and experiences that are real-world and sensory in nature. This curriculum emphasizes reading development, beginning math concepts and those skills necessary to give children the confidence to succeed in school. KinderCare offers a kindergarten program in approximately two-thirds of its centers that meets state requirements for instructional curriculum prior to first grade.

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
    SCHOOL-AGED CURRICULUM.  KinderCare's KC Imagination
Highway-Registered Trademark- program is a project approach based curriculum, designed to meet the needs of school-aged children. The program includes a number of stimulating and challenging activities and projects, ranging from loud and active to quiet, thoughtful and social, and culminates with an event or finale for parents. Parents are increasingly looking for content-rich after-school experiences that keep school-aged children interested and involved. We believe our school-aged curricula provides these experiences.

    Our focus on quality and enriching proprietary educational programs sets us apart as a leader in early educational services. We believe that educational content in preschool and earlier care settings is becoming a differentiating factor in attracting new customers.

EMPLOYER-SPONSORED CHILD CARE SERVICES

    Through KinderCare At Work-Registered Trademark- we can offer a more flexible format for our services by individually evaluating the needs of each employer to find the appropriate format to fit their needs for on-site/near-site employee child care. Our current relationships with employers include various forms of management contracts, as well as owned or leased centers. KinderCare At Work-Registered Trademark- can also assist organizations in one or more aspects of implementing a child care related benefit, including needs assessments, financial analysis, architectural design and development plans.

    We believe that KinderCare At Work-Registered Trademark- can be a particularly effective provider of employer-sponsored child care based on the quality of KinderCare's curriculum and the strength of its brand identity. KinderCare intends to aggressively pursue new relationships with major employers.

    At March 5, 1999, KinderCare operated 39 on-site/near-site employer-sponsored child centers for 34 different employers, including Delco Electronics Corp., Fred Meyer, Inc., Lego Systems, Inc., The Walt Disney Company, Inc. and several other businesses, universities and hospitals. Of the 39 on-site/ near-site centers, 36 were KinderCare owned or leased and three were operated by KinderCare under management fee contracts. The management contracts for KinderCare At Work-Registered Trademark- centers generally provide for a three to five year initial period with renewal options ranging from two to five years. Our compensation under these existing agreements is generally based on a fixed fee with annual escalation.

MARKETING, ADVERTISING AND PROMOTIONS

    We believe that our national presence and reputation for quality early childhood care and educational services have created valuable and strong name recognition and parent loyalty for KinderCare. In an industry where personal trust and word-of-mouth referrals play a key role in attracting new customers, we believe that our reputation and strong name recognition are important competitive advantages.

    We intend to continue our marketing efforts through various promotional activities and customer retention and customer referral programs. In addition, our marketing efforts include targeted direct mail, yellow pages advertising and have included magazine and radio advertisements. We continually evaluate the effectiveness of our marketing efforts and attempt to use the most cost-effective means of advertising. Since the recapitalization, we have improved our ability to gain information about our current and potential customers to better target our direct marketing efforts and have focused more attention on marketing to our existing customers in an effort to increase retention of those customers. We have also improved the content of our marketing materials by more prominently highlighting our high quality curriculum. Our consumer magazine advertising campaign for fiscal year 1999 won the 1998 Award of Excellence from Communication Arts Advertising Annual.

    Since the recapitalization, we have also focused on the marketing opportunities that are a natural outgrowth of our other improved business practices, such as (1) choosing sites that are convenient for customers to encourage drive-by identification, (2) renovating our existing centers to enhance their curb

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
appeal and (3) upgrading the signage at our centers to a uniform standard to enhance customer recognition of our centers.

    Our center pre-opening marketing efforts include direct mail and newspaper support, as well as local public relations support. Every new center hosts an open house and provides center tours where parents and children have opportunities to talk with staff, visit classrooms and play with educational toys and computers.

    During fiscal years 1998 and 1999, we introduced a new video training program designed to enhance the marketing capabilities of our center directors and assistant directors. This training emphasizes telephone skills and how to give a center tour. Other aspects of the local marketing programs offered by each KinderCare center include periodic extended evening hours and a five o'clock snack that is provided to the children as they are picked up by their parents. KinderCare also sponsors a referral program under which parents receive tuition credits for every new customer referral that leads to a new enrollment.

    Our center directors and area managers also are encouraged to market to parents via local speaking engagements and interaction with local regulatory agencies that may then refer potential customers to KinderCare. We hold parent orientation meetings in the fall at which center directors and staff explain our educational programs as well as policies and procedures. We also periodically hold "meet the teachers" events and have established programs to involve parents in center activities and events. These events offer us an opportunity to build an awareness of the center in the local community.

TUITION

    We determine tuition charges based upon a number of factors including the age of child, full- or part-time attendance, location and competition. Tuition is generally collected on a weekly basis in advance, and tuition rates are generally adjusted company-wide each year in the fall. However, we may adjust individual center rates at any time based on competitive position, occupancy levels and consumer demand. Our focus on center-level economics has enabled us to better implement market specific increases in rates without losing occupancy in centers where the quality of our services, demand and other market conditions support such increases. KinderCare's weighted average tuition rate on a weekly basis was $112.78 for the forty weeks ended March 5, 1999, $106.81 for the fiscal year ended May 29, 1998 and $101.93 for the fiscal year ended May 30, 1997.

SITE SELECTION OF CHILD CARE CENTERS

    KinderCare seeks to identify attractive new sites for its centers in large, metropolitan markets and smaller, growth markets that meet our operating and financial goals and where we believe the market for child care services will support higher tuition rates than our current average rates. Our real estate department performs comprehensive studies of geographic markets to determine potential areas for new center development. These studies include analysis of existing center areas, land prices, development costs, competitors, tuition pricing and demographic data such as population, age, household income, employment levels and growth opportunities for that market. In addition, we review state and local laws, including zoning requirements, development regulations and child care licensing regulations to determine the timing and probability of receiving the necessary approvals to construct and operate a new child care center.

    Our site selection targets reflect the desire of our customers for convenience and more appealing locations and take advantage of the opportunities generated by drive-by customers. We make specific site location decisions for new centers based upon a detailed site analysis that includes feasibility and demographic studies, as well as comprehensive financial modeling. Within a prospective area, we often analyze several alternative sites. Each potential site is evaluated against our standards for location, convenience, visibility, traffic patterns, size, layout, affordability and functionality, as well as potential competition.

    Because environmental laws could make us responsible for investigating and remediating environmental conditions that may be identified at centers or properties that we own or lease and for associated liabilities, following the recapitalization, we initiated an expanded environmental assessment process for all prospective owned or leased sites. The assessment process is undertaken with the assistance of a national environmental consulting firm. We apply strict assessment criteria to reduce the likelihood of acquiring or leasing properties with environmental liabilities at any of the properties. See "Risk Factors--Because we own or lease a substantial number of real properties, our results of operations could be adversely affected if environmental contamination is discovered on our properties." and "KinderCare Properties."

    The real estate and development staff have worked closely with operations, purchasing, human resources and marketing personnel to streamline the new center opening process, resulting in the more efficient transition of new centers from the construction phase to field operation. Our goal is to open new centers with the highest achievable occupancy and profitability levels.

KINDERCARE'S REAL ESTATE ASSET MANAGEMENT PROGRAM

    At March 5, 1999, KinderCare owned 747, or 65%, of its 1,151 centers, with land and buildings having a net book value of $435.1 million. We are currently evaluating strategies to capitalize upon this valuable asset to increase our financial flexibility, including possible implementation of a synthetic lease facility to finance our new center growth, as well as sale leaseback arrangements with respect to our existing centers.

    We routinely analyze the profitability of our existing centers through a detailed evaluation that considers leased versus owned status, lease options, operating history, premises expense, capital requirements, area demographics, competition and site assessment. Through this evaluation process, the asset management staff formulates a plan for the property reflecting our strategic direction and marketing objectives. In growth markets, we attempt to renegotiate long-term, fixed-rate leases for leased centers, avoiding rental increases tied to market value or consumer indices. If a center is underperforming, exit strategies are employed to minimize our financial liability. We make an effort to time center closures to minimize the negative impact on affected families. During fiscal year 1998, KinderCare closed 17 leased centers. During the first three quarters of fiscal year 1999, KinderCare has closed 22 centers, 21 of which were leased.

    Our asset management department also manages the disposition of all surplus real estate owned or leased by us. These real estate assets include undeveloped sites, unoccupied buildings and closed centers. We disposed of 12 surplus properties in fiscal year 1998 and seven surplus properties in fiscal year 1999 to date and are in the process of marketing an additional 23 surplus properties.

HUMAN RESOURCES

    At March 5, 1999, we employed approximately 24,000 people. Of these employees, approximately 270 were corporate headquarters employees, 290 were regional or area managers and their support personnel and the remainder were employees at our centers. Center employees include center directors; assistant directors, regular full-time and part-time teachers, temporary and substitute teachers; teachers' aides and non-teaching staff, including cooks and van drivers. Approximately 8% of our 24,000 employees, including all management and supervisory personnel are salaried; all other employees are paid on an hourly basis. We do not have an agreement with any labor union and believe that we have good relations with our employees. See "Risk Factors--If we are unable to attract and retain sufficient qualified employees or if our employees unionize, our results of operations may be adversely affected."

    REGIONAL AND CENTER PERSONNEL. At March 5, 1999, our center operations were organized into four regions and 77 areas reporting to four Regional Vice Presidents and a Vice President of Operations. During fiscal year 1998, we added 22 area manager positions and eight additional regional human resource and financial control personnel to support field management's focus on quality. In fiscal year 1999, we have continued to expand field management by adding five additional area manager positions and four accreditation coordinators.

    Individual centers are managed by a director and an assistant director. All center directors participate in periodic training programs or meetings and must be familiar with applicable state and local licensing regulations.

    TRAINING PROGRAMS. All center teachers and other non-management staff are required to attend an initial half-day training session prior to being assigned full duties and to complete a six week on-the-job basic training program. Additionally, we have developed and implemented training programs to certify personnel as teachers of various age groups in accordance with our internal standards and in connection with our age-specific educational programs. We are in the process of implementing a new video series of orientation and staff training programs that is expected to be easier to deliver and more effective than prior programs. We have added a Director of Employee Development to oversee implementation of our quality training programs.

    EMPLOYEE BENEFITS. During fiscal year 1999, we have enhanced our employee benefit programs, employee recognition programs and our recruitment and retention efforts. Those enhancements include the addition of matching payments by KinderCare to our 401(k) plan, the addition of a vision plan and the implementation of programs to reward employees for length of service. Corporate human resources monitors salaries and benefits for competitiveness. We also plan to develop an employee assessment program that will aid in identification of high quality area manager and center director candidates. Due to high employee turnover rates in the child care segment of the education industry in general, we emphasize recruiting and retaining qualified personnel. The turnover of personnel experienced by KinderCare and other providers in the child care segment of our industry results in part from the fact that a significant portion of our employees earn entry-level wages and are part-time employees.

    CHILD CARE CENTER SAFETY. Our first priority is to ensure the care and safety of the children enrolled in our centers. We take extensive precautions to ensure the safety and well-being of all children. However, a small number of incidents of alleged child abuse or neglect have been reported. It is our policy to report any allegation of abuse to the appropriate authorities, to investigate all allegations of abuse, and, if appropriate, to suspend any accused employee involved in the alleged incident pending the outcome of the investigation. Although allegations of abuse may occur in the future, our procedures are designed to prevent child abuse and we have not historically experienced a material adverse impact from allegations of child abuse.

KINDERCARE'S COMMUNICATION AND INFORMATION SYSTEMS

    We have a fully automated information, communication and financial reporting system for our centers. This system uses personal computers and links every center and regional office to the corporate headquarters. The system provides timely information on such items as weekly revenues, expenses, enrollments, attendance, payroll and staff hours. We recently completed the installation of new personal computers and fax machines in all of our centers as well. The new personal computers use a Windows NT-Registered Trademark- operating system, which is expected to result in more efficient information processing and exchange between the field and corporate office. We are also updating our financial reporting, payroll and human resources systems to provide more comprehensive and timely information throughout our business.

    KinderCare also seeks to improve its operating efficiencies by continually reviewing the effectiveness and coverage of its support services and providing management with more timely information through its nationwide communications network and its automated information systems. KinderCare employs company-wide e-mail and on-line inquiry for all managers.

    We have expanded our nationwide network to include the internet and company-wide intranet applications. Through the use of Netscape Navigator-Registered Trademark- software, KinderCare's intranet allows center directors to have immediate access to corporate information and provides center directors with the ability to distribute reports and questionnaires, update databases and revise center listings on a daily basis. We are constantly finding new uses for our intranet as a tool to communicate with our centers. We believe that the sophistication and scope of our communications network and information system makes our system one of the more advanced in the child care industry and enables us to further improve the efficiency and quality of child care as well as enhancing the educational experience of our students.

    Many of our computer systems have been or will be upgraded, modified or replaced in order to render these systems Year 2000 compliant by the end of July 1999. For additional information regarding our Year 2000 compliance, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Year 2000 Compliance."

COMPETITION IN THE EDUCATION AND CHILD CARE INDUSTRY

    The early childhood care and educational services industry is highly fragmented and competitive. Our competition consists principally of the following:

    - local nursery schools and child care centers, some of which are non-profit, including church-affiliated centers

    - other for profit, center-based child care providers

    - providers of services that operate out of homes

    - substitutes for organized child care, such as relatives, nannies and one parent caring full-time for a child

    - preschool and before and after school programs provided by public schools

    Local nursery schools, child care centers and in-home providers generally charge less for their services than we do. Many church-affiliated and other non-profit child care centers have lower operating expenses than we do and may receive donations and/or other funding to subsidize operating expenses. Consequently, operators of such centers often charge tuition rates that are less than our rates. In addition, fees for home-based care are normally substantially lower than fees for center-based care because providers of home care are not always required to satisfy the same health, safety, insurance or operational regulations as our centers.

    In some markets we also face competition with respect to preschool services and before and after school programs from public schools that offer such services at little or no cost to parents. The number of school districts offering these services is growing and we expect this form of competition to increase in the future.

    Our competition also includes other large, national, for-profit education and child care companies, many of which offer child care at a substantially lower price than we do. KinderCare competes by offering high quality education and recreational programs, contemporary, well-equipped facilities, trained teachers and supervisory personnel and a range of services, including infant and toddler care, drop-in service and the transportation of older children enrolled in our before and after-school program between our centers and schools.

    Our KinderCare At Work-Registered Trademark- centers compete with center-based child care chains, some of which have divisions which compete for employer-sponsorship opportunities, and with other organizations that focus exclusively on the work-site segment of the child care market.

KINDERCARE'S INSURANCE

    KinderCare's insurance program currently includes the following types of policies: workers' compensation, comprehensive general liability, automobile liability, property, excess "umbrella" liability and directors' and officers' liability. The policies provide for a variety of coverages, are subject to various limits, and include substantial deductibles or self-insured retention. Special insurance is sometimes obtained with respect to specific hazards, if deemed appropriate and available at reasonable cost. At March 5, 1999, KinderCare had approximately $6.8 million of letters of credit available to secure its obligations under retrospective and self-insurance programs. However, claims in excess of, or not included within, KinderCare's coverage may be asserted, the effect of which could have an adverse effect on KinderCare.

GOVERNMENTAL LAWS AND REGULATIONS AFFECTING KINDERCARE

    CENTER LICENSING REQUIREMENTS. Our child care centers are subject to numerous state and local regulations and licensing requirements and we have policies and procedures in place in order to comply with such regulations and requirements. Although these regulations vary from jurisdiction to jurisdiction, government agencies generally review the fitness and adequacy of buildings and equipment, the ratio of staff personnel to enrolled children, staff training, record keeping, the dietary program, the daily curriculum and compliance with health and safety standards. In most jurisdictions, these agencies conduct scheduled and unscheduled inspections of the centers and licenses must be renewed periodically. Most jurisdictions establish requirements for background checks or other clearance procedures for new employees of child care centers. Repeated failures of a center to comply with applicable regulations can subject it to sanctions, which might include probation or, in more serious cases, suspension or revocation of the center's license to operate and could also lead to sanctions against our other centers located in the same jurisdiction. In addition, this type of action could lead to negative publicity extending beyond that jurisdiction.

    We believe that our operations are in substantial compliance with all material regulations applicable to our business. However, there can be no assurance that a licensing authority will not determine a particular center to be in violation of applicable regulations and take action against that center. In addition, there may be unforeseen changes in regulations and licensing requirements, such as changes in the required ratio of child center staff personnel to enrolled children that could have a material adverse effect on our operations.

    CHILD CARE TAX INCENTIVES. Tax incentives for child care programs potentially can benefit KinderCare. Section 21 of the Internal Revenue Code of 1986 provides a federal income tax credit ranging from 20% to 30% of specified child care expenses for qualifying individuals with one child, or $4,800 for taxpayers with two or more children. The fees paid to KinderCare for child care services by eligible taxpayers qualify for the tax credit, subject to the limitations of Section 21 of the Code. However, these tax incentives are subject to change.

    CHILD CARE ASSISTANCE PROGRAMS. During the forty weeks ended March 5, 1999, approximately 17% of KinderCare's net revenues were generated from federal and state child care assistance programs, primarily the Child Care and Development Block Grant and At-Risk Programs. These programs are designed to assist low-income families with child care expenses and are administered through various state agencies. Although additional funding for child care may be available for low income families as part of welfare reform, there is no assurance that we will benefit from any such additional funding.

    AMERICANS WITH DISABILITIES ACT. The federal Americans with Disabilities Act, which became effective in 1992, and similar state laws prohibit discrimination on the basis of disability in public accommodations and employment. We have not experienced any material adverse impact as a result of these laws.

    FEDERAL TRANSPORTATION REGULATIONS. In August and September of 1998, the National Highway Transportation Safety Administration issued interpretive letters that appear to modify its interpretation of regulations governing the sale by automobile dealers of vehicles intended to be used for the transportation of children to and from school. These letters indicate that dealers may no longer sell 15-passenger vans for this use, and that any vehicle designed to transport eleven persons or more must meet federal school bus standards if it is likely to be used significantly to transport children to and from school or school-related events. These interpretations will affect the type of vehicle that may be purchased by KinderCare in the future for use in transporting children between schools and our centers. We anticipate that NHTSA's recent interpretation and potential related changes in state and federal transportation regulations will increase our costs to transport children because school buses are more expensive to purchase and maintain and may require drivers who have commercial licenses. We have ordered approximately 500 school buses, 200 of which are expected to be delivered during fiscal year 1999 and the balance of which are expected to be delivered in fiscal year 2000.

KINDERCARE'S TRADEMARKS

    We have various registered and unregistered trademarks and service marks covering the name KinderCare, its schoolhouse logo, and a number of other names, slogans and designs, including:

    - Helping America's Busiest Families-Registered Trademark-

    - KC Imagination Highway-Registered Trademark-

    - Kid's Choice-TM-

    - KinderCare At Work-Registered Trademark-

    - Let Me Do It-Registered Trademark-

    - Let's Move, Let's Play-Registered Trademark-

    - Your Child's First Classroom-TM-

    - Look At Me-Registered Trademark-

    - My Window On The World-Registered Trademark-

    - Small Talk-Registered Trademark-

    - The Whole Child is the Whole Idea-Registered Trademark-

    - Welcome To Learning-Registered Trademark-

    A federally registered mark in the United States is effective for ten years and may be renewed for ten-year periods perpetually, subject only to required filings based on continued use of the mark by the registrant. A federally registered mark provides the presumption of ownership of the mark by the registrant in connection with its goods or services and constitutes constructive notice throughout the United States of such ownership. In addition, KinderCare has registered various trademarks and service marks in other countries, including Canada, Germany, Japan, the Peoples' Republic of China and the United Kingdom. However, many of these foreign countries require us to use the marks to preserve our registration rights and, because we have not conducted business in foreign countries other than the United Kingdom, we may not be able to maintain our registration rights in all other foreign countries. KinderCare believes that its name and logo are important to its operations and intends to maintain and renew its trademark and service mark registrations in the United States and the United Kingdom.

KINDERCARE PROPERTIES

    CORPORATE HEADQUARTERS. KinderCare's corporate office is located in Portland, Oregon. KinderCare entered into a 10-year lease of approximately 73,000 square feet of office space. The lease term commenced on the date of occupancy on November 17, 1997. The lease calls for annual rental payments of $22.50 per square foot for the first five years of the lease term and $26.50 for the final five years, with one five-year extension option at market rent.

    CHILD CARE CENTERS. At March 5, 1999, we owned 747 of our operating child care centers, leased or subleased 401 operating child care centers and operated three child care centers under management contracts. KinderCare owns or leases other child care centers which have not yet been opened or which are being held for disposition. In addition, we own real property held for future development of centers.

    A typical KinderCare community center is a one-story, air-conditioned building located on approximately one acre of land, with larger capacity centers situated on parcels ranging from one to four acres of land, constructed in accordance with model designs generally developed by KinderCare. The community centers contain open classroom and play areas and complete kitchen and bathroom facilities and can accommodate from 65 to 270 children, with most centers able to accommodate 95 to 170 children. Over the past few years, KinderCare has opened community centers that are larger in size with a capacity ranging from 120 to 230 children. New prototype community centers accommodate approximately 180 children, depending on site and location. Each center is equipped with a variety of audio and visual aids, educational supplies, games, puzzles, toys and outdoor play equipment. Centers also have vehicles used for field trips and transporting children enrolled in KinderCare's after-school program. All KinderCare community centers are equipped with computers for children's educational programs.

    KinderCare At Work-Registered Trademark- provides employer-sponsored child care programs individualized for each such sponsor. Facilities are on or near the employer's site and range in capacity from 80 to 225 children.

    The KinderCare community and KinderCare At Work-Registered Trademark-centers operated by KinderCare at March 5, 1999 were located as follows:

                                                                                                 KINDERCARE
                                                                                                     AT
                                                                                  COMMUNITY    WORK-REGISTERED TRADEMARK-    TOTAL
                                   LOCATION                                        CENTERS         CENTERS        CENTERS
------------------------------------------------------------------------------  -------------  ---------------  -----------
United States
  Alabama.....................................................................           10              --             10
  Arizona.....................................................................           16               2             18
  Arkansas....................................................................            3              --              3
  California..................................................................           97              --             97
  Colorado....................................................................           27              --             27
  Connecticut.................................................................           12               2             14
  Delaware....................................................................            4              --              4
  Florida.....................................................................           69               6             75
  Georgia.....................................................................           40              --             40
  Illinois....................................................................           83               2             85
  Indiana.....................................................................           28               1             29
  Iowa........................................................................            8               2             10
  Kansas......................................................................           16              --             16
  Kentucky....................................................................           13               1             14
  Louisiana...................................................................           12               2             14
  Maryland....................................................................           25              --             25
  Massachusetts...............................................................           18              --             18
  Michigan....................................................................           32               2             34
  Minnesota...................................................................           37              --             37
  Mississippi.................................................................            4              --              4
  Missouri....................................................................           48              --             48
  Nebraska....................................................................           10               1             11
  Nevada......................................................................           10              --             10
  New Hampshire...............................................................            2              --              2
  New Jersey..................................................................           36               4             40
  New Mexico..................................................................            7              --              7
  New York....................................................................            2               1              3
  North Carolina..............................................................           34              --             34
  Ohio........................................................................           67               3             70
  Oklahoma....................................................................           10              --             10
  Oregon......................................................................           13               4             17
  Pennsylvania................................................................           40              --             40
  Rhode Island................................................................           --               1              1
  Tennessee...................................................................           27               1             28
  Texas.......................................................................          119               1            120
  Utah........................................................................            6               1              7
  Virginia....................................................................           52              --             52
  Washington..................................................................           49               1             50
  Wisconsin...................................................................           24               1             25
United Kingdom................................................................            2              --              2
                                                                                                         --
                                                                                      -----                          -----
  Totals......................................................................        1,112              39          1,151
                                                                                                         --
                                                                                                         --
                                                                                      -----                          -----
                                                                                      -----                          -----

    CENTER MAINTENANCE PROGRAM. We use a centralized maintenance program to ensure consistent high-quality maintenance of our facilities located across the country. Each of our maintenance technicians in our facilities department has a van stocked with spare parts and handles routine and preventative maintenance functions through a central telephone dispatch and systematic checklist system. During fiscal year 1999, we implemented a computerized maintenance system which connects all centers, maintenance technicians and central dispatch. Each technician is responsible for the support of approximately 17 centers. During fiscal year 1999, we hired eleven additional maintenance technicians, which reduced the number of centers per technician to approximately 15. Specific geographic areas are supervised by two regional directors and twelve facility managers, each of whom manages between four and seven technicians.

    CENTER RENOVATION PROGRAM. We have undertaken a renovation program to ensure that all of our centers meet specified standards that we establish. We believe that our properties are in good condition and are adequate to meet our current and reasonably anticipated future needs.

    ENVIRONMENTAL COMPLIANCE. We have established an environmental assessment process to reduce the likelihood of incurring liabilities under applicable environmental laws, regulations and ordinances that could result from the acquisition or leasing of prospective new centers or properties. Following the acquisition or lease of a new center site, our area managers, facilities personnel and center directors continue to review and report on activities at or near our centers that could result in environmental problems. We have not incurred material expenditures to address environmental conditions at our centers or our owned or leased properties during the past three years, nor are we aware of circumstances likely to cause us to incur any such material expenditures in the future. See "Risk Factors--Because we own or lease a substantial number of real properties, our results of operations could be adversely affected if environmental contamination is discovered on our properties" and "Site Selection of Child Care Centers."

LEGAL PROCEEDINGS INVOLVING KINDERCARE

    We do not believe that there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on our business and operations.

                                   MANAGEMENT

KINDERCARE'S DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

    The bylaws of KinderCare provide that the directors will be elected annually. All directors of KinderCare hold office until the election and qualification of their successors. Pursuant to a stockholders' agreement among parties including Oaktree Capital Management, LLC, which is an investment advisor to affiliates of the TCW Group, Inc., KinderCare and affiliates of KKR, for so long as affiliates of TCW hold a specified number of shares of KinderCare's common stock and the stockholders' agreement has not been terminated, Stephen A. Kaplan or another representative of Oaktree will be nominated as a director by KinderCare and the shares of common stock beneficially owned by affiliates of KKR will be voted in favor of the election of such director. Executive officers of KinderCare are chosen by the board of directors of KinderCare and serve at its discretion. The following sets forth information regarding the executive officers, directors and other key employees of KinderCare:

NAME                                         AGE      POSITION
---------------------------------------  -----------  ----------------------------------------------------------------
EXECUTIVE OFFICERS
David J. Johnson.......................          52   Chief Executive Officer and Chairman of the Board
Beth A. Ugoretz........................          43   Executive Vice President, Corporate Services
Bruce A. Walters.......................          42   Senior Vice President and Chief Development Officer
Dan R. Jackson.........................          45   Vice President, Financial Control and Planning

OTHER KEY EMPLOYEES
Trudy R. Anderson......................          35   Region Vice President, Central
David A. Benedict......................          45   Vice President, Tax
DeeAnn M. Besch........................          41   Region Vice President, Southeast
Edward L. Brewington...................          55   Vice President, Human Resources
William F. Dougherty...................          40   Vice President, Business Development
Marcia P. Guddemi, Ph.D................          45   Vice President, Education, Research and Training
S. Wray Hutchinson.....................          39   Vice President, Operations
Lauren A. Klein........................          43   Region Vice President, Western
Eva M. Kripalani.......................          39   Vice President, General Counsel and Secretary
Miriam D. Liggett......................          38   Region Vice President, Northeast
William O. Robards, Jr.................          46   Vice President, Real Estate
Bobby J. Willey........................          59   Vice President, Information Services

DIRECTORS
Henry R. Kravis........................          55   Director
George R. Roberts......................          55   Director
Clifton S. Robbins.....................          40   Director
Nils P. Brous..........................          34   Director
Stephen A. Kaplan......................          40   Director

EXECUTIVE OFFICERS

    DAVID J. JOHNSON joined KinderCare as Chief Executive Officer and Chairman of the Board in February 1997. Between September 1991 and November 1996, Mr. Johnson served as President, Chief Executive Officer and Chairman of the Board of Red Lion Hotels, Inc., which was formerly a KKR affiliate, or its predecessor. From 1989 to September 1991, Mr. Johnson was a general partner of Hellman & Friedman, a private equity investment firm based in San Francisco. From 1986 to 1988, he served as President, Chief Operating Officer and director of Dillingham Holdings, a diversified company headquartered in San Francisco. From 1984 to 1987, Mr. Johnson was President and Chief Executive Officer of Cal Gas Corporation, a principal subsidiary of Dillingham Holdings.

    BETH A. UGORETZ joined KinderCare as Executive Vice President, Corporate Services in March 1997. Ms. Ugoretz served as Senior Vice President, General Counsel and Secretary of Red Lion Hotels, Inc. or its predecessor from June 1993 to December 1996. Prior to that time, Ms. Ugoretz was a partner with the law firm of Stoel Rives LLP in Portland, Oregon, where she had worked since 1983.

    BRUCE A. WALTERS joined KinderCare as Senior Vice President and Chief Development Officer in July 1997. From June 1995 to February 1997, Mr. Walters served as the Executive Vice President of Store Development for Hollywood Entertainment Corporation in Portland, Oregon. Prior to that time, Mr. Walters spent 14 years with McDonald's Corporation in various domestic and international development positions.

    DAN R. JACKSON joined KinderCare in February 1997 as Vice President of Financial Control and Planning. Prior to that time, Mr. Jackson served as Vice President Controller for Red Lion Hotels, Inc., or its predecessor, from September 1985 to January 1997. From 1978 to 1985, Mr. Jackson held several financial management positions with Harsch Investment Corporation, a real estate holding company based in Portland, Oregon.

OTHER KEY EMPLOYEES

    TRUDY R. ANDERSON was promoted in April 1996 to Vice President of the Central Region. She joined KinderCare in February 1989 as a Center Director in California and was promoted to District Manager in California. She later served as a District Manager in Minnesota and was subsequently promoted to Region Manager.

    DAVID A. BENEDICT joined KinderCare in January 1998 as Vice President, Tax. From May 1997 through December 1997, Mr. Benedict was a Director, Tax Services in the Portland, Oregon office of Price Waterhouse, LLP. From May 1996 to March 1997, he was Vice President of Corporate Tax for Red Lion Hotels, Inc. Prior to that, he spent 10 years with the Portland office of Deloitte & Touche LLP, where he was a Senior Manager in the tax department.

    DEEANN M. BESCH was promoted in April 1997 to Vice President of the Southeast Region. She joined KinderCare in June 1984 as a Center Director in Minnesota and was later promoted first to District Manager and then Area Manager in Minneapolis, Minnesota.

    EDWARD L. BREWINGTON joined KinderCare in April 1997 as Vice President of Human Resources. From June 1993 to April 1997 Mr. Brewington was with Times Mirror where his last position held was Vice President, Human Resources for the Times Mirror Training Group. Prior to that time, Mr. Brewington spent 25 years with IBM in various human resource, sales and marketing positions.

    WILLIAM F. DOUGHERTY joined KinderCare in November 1998 as Vice President, Business Development. From 1991 to 1998, Mr. Dougherty held senior management positions at U.S. Bancorp in Portland, Oregon where his last position held was Senior Vice President and Manager of Secondary Marketing and Finance for U.S. Bank Home Loans.

    MARCIA P. GUDDEMI, PH.D. joined KinderCare in August 1991 as Vice President of Education and Research. For over five years prior to joining KinderCare, she was an assistant professor of early childhood education at the University of South Florida and at the University of South Carolina.

    S. WRAY HUTCHINSON was promoted in April 1996 to Vice President of Operations. He began his employment with KinderCare in 1992 as District Manager in New Jersey and was later promoted to Region Manager for the Chicago, Illinois area.

    LAUREN A. KLEIN was promoted in April 1996 to Vice President of the Western Region. She joined KinderCare in February 1989 as District Manager of the Connecticut and Western Massachusetts area and was later promoted to Region Manager in January 1990.

    EVA M. KRIPALANI joined KinderCare in July 1997 as Vice President, General Counsel and Secretary. Prior to joining KinderCare, Ms. Kripalani was a partner in the law firm of Stoel Rives LLP in Portland, Oregon, where she had worked since 1987.

    MIRIAM D. LIGGETT was promoted in April 1996 to Vice President of the Northeast Region. She joined KinderCare in October 1988 and held various center-level management positions until she was promoted to District Manager for Northern Virginia. Ms. Liggett was later promoted first to Northeast Account Executive for KinderCare At Work and then Region Manager for the Mid-Atlantic Area, including Maryland and Virginia.

    WILLIAM O. ROBARDS joined KinderCare in August 1997 as Vice President of Real Estate. Prior to joining KinderCare, Mr. Robards spent 19 years in various real estate development positions with McDonald's Corporation, most recently as Senior Real Estate Manager.

    BOB J. WILLEY joined KinderCare in June 1995 as Vice President of Information Services. From 1992 to 1995, Mr. Willey served as MIS Director for PETSTUFF, Inc. and was Corporate Information Officer for ANCO Management Service, Inc. from 1989 to 1992.

DIRECTORS

    HENRY R. KRAVIS has served as a director of KinderCare since February 1997. He is a managing member of KKR & Co. L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyds Collection, Ltd., BRW Acquisition, Inc., Evenflo Company, Inc., The Gillette Company, IDEX Corporation, KSL Recreation Corporation, MedCath Incorporated, Newsquest plc, Neway Anchorlok International Inc., Owens-Illinois, Inc., PRIMEDIA, Inc., Randalls Food Markets, Inc., Regal Cinemas, Inc., Safeway Inc., Sotheby's Holdings Inc., Spalding Holdings Corporation, Trinity Acquisition plc, which is the parent company of Willis Corroon Group Limited, and U.S. Natural Resources, Inc.

    GEORGE R. ROBERTS has been a director of KinderCare since February 1997. He is a managing member of KKR & Co. L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyds Collection, Ltd., BRW Acquisition, Inc., Evenflo Company, Inc., IDEX Corporation, KSL Recreation Corporation, MedCath Incorporated, Neway Anchorlok International Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randalls Food Markets, Inc., Regal Cinemas, Inc., Safeway Inc., Spalding Holdings Corporation, Trinity Acquisition plc, which is the parent company of Willis Corroon Group Limited, and U.S. Natural Resources Inc.

    CLIFTON S. ROBBINS has been a director of KinderCare since February 1997. Mr. Robbins was a General Partner of KKR from January 1, 1995 until January 1, 1996 when he became a member of the limited liability company which serves as the general partner of KKR. Prior to that, he was an executive of that company. Mr. Robbins is also a director of Borden Inc., Corning Consumer Products, IDEX Corporation, Newsquest plc and Regal Cinemas, Inc.

    NILS P. BROUS has been a director of KinderCare since February 1997. Mr. Brous has been an executive of KKR since 1992. Prior to that time, he was an associate at Goldman, Sachs & Co. Mr. Brous is also a director of Bruno's, Inc. and Randall's Food Markets, Inc.

    STEPHEN A. KAPLAN has been a director of KinderCare since January 1996. He has been a Principal of Oaktree Capital Management, LLC since 1995. Oaktree provides investment management services pursuant to a sub-advisory agreement with TCW Asset Management Company, the general partner of TCW Special Credits Fund V-The Principal Fund. Mr. Kaplan was a Managing Director of Trust Company of the West from 1993 to 1995. Prior to that time, Mr. Kaplan was a partner with the law firm of Gibson, Dunn & Crutcher. Mr. Kaplan is also a director of Acorn Products, Inc., GeoLogistics Corporation and Roller Bearing Holding Co.

    Messrs. Kravis and Roberts are first cousins.

    The Board of Directors intends to appoint two additional directors who are not affiliated with KinderCare or KKR during the one year period after the offering. The additional directors have not yet been identified.

COMMITTEES OF KINDERCARE'S BOARD OF DIRECTORS

    The Board of Directors of KinderCare has three standing committees: (1) an audit committee, (2) a compensation committee and (3) an executive committee.

    EXECUTIVE COMMITTEE. Messrs. Johnson, Robbins and Brous comprise the executive committee of the Board of Directors. The executive committee exercises authority of the Board of Directors, to the extent permitted by law, and the management of the business of KinderCare between meetings of the full Board of Directors.

    AUDIT COMMITTEE. Currently, the audit committee consists of Messrs. Robbins and Brous. Within three months following the offering, KinderCare intends that the audit committee will consist solely of one or more persons who qualify as "independent" directors for purposes of the rules and regulations of the NYSE. The Audit Committee will select and engage, on behalf of KinderCare, the independent public accountants to audit KinderCare's annual financial statements, will review and approve the planned scope of the annual audit and will review KinderCare's internal accounting practices and policies.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. Currently, Messrs. Robbins, Brous and Kravis serve as members of the compensation committee. The compensation committee will establish compensation levels for officers of KinderCare and will perform such functions as provided under KinderCare's employee benefit programs and executive compensation programs or as delegated by the Board of Directors with respect to such programs. Messrs. Kravis and Robbins are members of the general partner of KKR, an affiliate of KKR-KLC L.L.C., and Mr. Brous is an executive of KKR. See "Principal and Selling Stockholders."

COMPENSATION OF KINDERCARE'S DIRECTORS

    During fiscal year 1998, non-employee directors of KinderCare received an annual retainer of $30,000, paid in advance in quarterly installments. Directors who are employees of KinderCare were not paid any additional compensation for their service as directors. All directors were reimbursed for travel and other expenses incurred in connection with the performance of their duties.

    On May 27, 1998, the Board of Directors adopted the Directors' Deferred Compensation Plan. Under this plan, non-employee members of the Board of Directors may elect to defer receipt and income taxation of all or a portion of their annual retainer. Any amounts deferred under the Directors' Plan are credited to a phantom stock account. The number of shares of phantom stock credited to the director's account will be determined based on the amount of deferred compensation divided by the then fair value per share, as defined in the Directors' Plan, of KinderCare's common stock.

    Distributions from the Directors' Plan are made in cash and reflect the value per share of the common stock at the time of distribution multiplied by the number of phantom shares credited to the director's account. Distributions from the Directors' Plan occur upon the earlier of (1) the first day of the year following the director's retirement or separation from the Board or (2) termination of the Directors' Plan.

1997 STOCK PURCHASE AND OPTION PLAN

    KinderCare adopted the 1997 Stock Purchase and Option Plan at the closing of the recapitalization of KinderCare. The 1997 Plan authorizes grants of stock or options to purchase shares of authorized but unissued or reacquired shares of KinderCare common stock, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations. Grants or awards under the 1997 Plan may take the form of purchased stock, restricted stock, incentive or nonqualified stock options or other types of rights specified in the 1997 Plan. A total of 2,500,000 shares of common stock have been authorized for issuance under the 1997 Plan, and the maximum number of shares that may be granted to any one person is 1,000,000. The 1997 Plan is intended to accomplish the following:

    - promote the long term financial interests and growth of KinderCare and its subsidiaries by attracting and retaining management personnel with the training, experience and ability to enable them to make a substantial contribution to the success of KinderCare's business

    - motivate management personnel by means of growth-related incentives to achieve long range goals

    - further align the interests of participants with those of the other stockholders of KinderCare through opportunities for increased stock or stock-based ownership in KinderCare

    The Compensation Committee of the Board of Directors administers the 1997 Plan and determines the employees to whom grants will be made, the number of shares of common stock subject to each grant, and the various terms of such grants, including the period for vesting. The Compensation Committee of the Board of Directors may from time to time amend the terms of any grant, but such action may not adversely affect the rights of any participant under the 1997 Plan with respect to the options without such participant's consent, except for either of the following:

    - Adjustments made upon a change in the outstanding common stock of KinderCare by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization or merger, change of control or similar event

    - In the event of a merger or consolidation of KinderCare into another corporation, the exchange of all or substantially all of the assets of KinderCare for another corporation's securities, the acquisition by another corporation of 80% or more of KinderCare's voting stock or the recapitalization, reclassification, liquidation or dissolution of KinderCare, in the discretion of the Board of Directors option grants may be made exercisable for some period of time prior to such event and then terminable upon occurrence of such event

The Board of Directors retains the right to amend, suspend or terminate the 1997 Plan.

LIMITATIONS ON LIABILITY OF KINDERCARE'S DIRECTORS AND OFFICERS AND
  INDEMNIFICATION BY KINDERCARE

    KinderCare's certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, a director of KinderCare shall not be liable to KinderCare or its stockholders for monetary damages for breach of fiduciary duty as a director. Under Delaware law, however, these provisions do not eliminate or limit the personal liability of a director or an officer in any of the following cases:

    - any breach of the director's or officer's duty of loyalty to KinderCare or its stockholders

    - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

    - unlawful dividend payments or stock redemptions or repurchases

    - any transaction from which the director or officer derives an improper personal benefit

    The effect of the provisions of KinderCare's certificate of incorporation is to eliminate the rights of KinderCare and its stockholders, through stockholder derivative suits on behalf of KinderCare, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. In addition, KinderCare's certificate of incorporation provides for an indemnity to officers and directors if they acted in good faith and in a manner believed to be in, or not opposed to, the best interests of KinderCare.

    However, the certificate of incorporation does not limit or eliminate the rights of any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

    In addition, KinderCare's bylaws provide that it shall indemnify its directors and officers against losses incurred by any such person by reason of the fact that such person was acting in such capacity. Furthermore, from time to time KinderCare enters into indemnification agreements with its officers and directors that grant them further rights with respect to indemnification.

    To the extent that indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling KinderCare pursuant to the provisions above, KinderCare has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation awarded or paid to or earned by the Chief Executive Officer and Chairman of the Board of Directors of KinderCare and each of the other executive officers of KinderCare (the "Named Executive Officers") during fiscal years ended May 29, 1998, May 30, 1997 and May 31, 1996, which are referred to as fiscal years 1998, 1997 and 1996 in the following table:

                                                                                                        LONG-TERM
                                                                                                      COMPENSATION
                                                                             ANNUAL COMPENSATION    AWARDS-SECURITIES
                                                                            ----------------------     UNDERLYING
NAME AND PRINCIPAL POSITION                                   FISCAL YEAR     SALARY      BONUS        OPTIONS(A)
-----------------------------------------------------------  -------------  ----------  ----------  -----------------
DAVID J. JOHNSON...........................................         1998    $  606,138  $  658,266             --
  Chief Executive Officer and                                       1997       175,385     105,231        421,053
  Chairman of the Board                                             1996            --          --             --

BETH A. UGORETZ............................................         1998    $  201,750  $  164,325         33,183
  Executive Vice President,                                         1997        50,000      22,500             --
  Corporate Services                                                1996            --          --             --

BRUCE A. WALTERS...........................................         1998    $  176,923  $  127,739         32,895
  Senior Vice President &                                           1997            --          --             --
  Chief Development Officer                                         1996            --          --             --

DAN R. JACKSON.............................................         1998    $  151,310  $  105,855         24,887
  Vice President, Financial                                         1997        37,500      13,125             --
  Control and Planning                                              1996            --          --             --

------------------------

(a) Stock options granted under the 1997 Stock Purchase and Option Plan for Key Employees of KinderCare Learning Centers, Inc. and Subsidiaries.

STOCK OPTION GRANTS IN FISCAL 1998

    The table below shows information regarding individual grants of stock options made by KinderCare during fiscal year 1998 to the Named Executive Officers. All of these options, which were granted pursuant to the 1997 Plan, were non-qualified, were granted at exercise prices not less than fair value on the date of grant and have a term of ten years. The options become exercisable 20% per year over a five year period, with the first 20% becoming exercisable on the first anniversary of the vesting commencement date. Vesting ceases upon termination of employment; however, options vest in full upon death or disability. Exercisability of options will accelerate upon a change of control of KinderCare. The options expire upon the earliest of the following:

    - ten years following grant date

    - the first anniversary of death, disability or retirement

    - a specified period following any termination of employment other than for cause, death, disability or retirement

    - the exercise of specified put rights by the optionholder or call rights by KinderCare

    - termination for cause

    - in the discretion of KinderCare's Board of Directors, the date of a merger, consolidation, share exchange or sale of all or substantially all of KinderCare's assets

    We recommend caution in interpreting the financial significance of the figures representing the grant date present value of the stock options. Although KinderCare does not believe that it is possible to place a value on a stock option, in accordance with the rules promulgated by the Securities and Exchange Commission, KinderCare has used a modified Black-Scholes model of option valuation to estimate grant date present value. The actual value realized, if any, may vary significantly from the values estimated by this model. Any future values realized will ultimately depend upon the excess of the stock price over the exercise price on the date the option is exercised. The assumptions used to estimate the grant date present value of these options are a volatility of 26.0%, a risk-free rate of return of 5.5%, a dividend yield of 0.0% and a time to exercise of seven years.

                                           NUMBER OF
                                          SECURITIES
                                          UNDERLYING   PERCENT OF TOTAL    EXERCISE
                                            OPTIONS     OPTIONS GRANTED    PRICE PER      EXPIRATION      GRANT DATE
NAME                                        GRANTED      TO EMPLOYEES        SHARE           DATE        PRESENT VALUE
----------------------------------------  -----------  -----------------  -----------  ----------------  -------------
David J. Johnson........................          --              --%      $      --                 --   $        --
Beth A Ugoretz..........................      33,183            12.5           19.00   March 1, 2007          249,868
Bruce A. Walters........................      32,895            12.4           19.00   July 15, 2007          247,699
Dan R. Jackson..........................      24,887             9.4           19.00   March 1, 2007          187,399

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998 AND 1998 FISCAL YEAR END OPTION
  VALUES

    The following table shows the unexercised options held at May 29, 1998 by the Named Executive Officers:

                                                                                           VALUE OF UNEXERCISED
                                                              NUMBER OF UNEXERCISED           "IN-THE-MONEY"
                                                             OPTIONS AT MAY 29, 1998    OPTIONS AT MAY 29, 1998(1)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
David J. Johnson..........................................      84,211        336,842    $  78,316    $   313,263
Beth A. Ugoretz...........................................       6,637         26,546        6,172         24,688
Bruce A. Walters..........................................          --         32,895           --         30,592
Dan R. Jackson............................................       4,977         19,910        4,629         18,516

------------------------

(1) The value of options represents the aggregate difference between the fair value, as determined by KinderCare, at May 29, 1998 and the applicable exercise price.

    There were no shares acquired upon exercise of options during fiscal year 1998.

              RELATIONSHIPS AND TRANSACTIONS RELATED TO KINDERCARE

RELATIONSHIP WITH KKR

    At March 5, 1999, KKR-KLC L.L.C. and affiliated entities beneficially owned approximately 80.4% of KinderCare's outstanding shares of common stock on a fully diluted basis, and after giving effect to the offering will own
approximately   % on a fully diluted basis. Accordingly, affiliates of KKR will be able to (1) elect the entire board of directors of KinderCare, except for one director that Oaktree Capital Management, LLC may appoint in its capacity as investment manager to stockholders of KinderCare who are affiliates of The TCW Group, Inc., provided affiliates of The TCW Group, Inc. own a specified number of shares, pursuant to a stockholders' agreement among Oaktree, an affiliate of The TCW Group, Inc., affiliates of KKR and us, (2) control the management and policies of KinderCare and (3) in general, determine without the consent of KinderCare's other stockholders the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of KinderCare's assets. Affiliates of KKR will also be able to prevent or cause a change in control of KinderCare and will be able to amend KinderCare's certificate of incorporation and bylaws at any time. The members of KKR-KLC L.L.C. are Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, Michael T. Tokarz, James H. Greene, Jr., Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis, Roberts and Robbins are also directors of KinderCare, as is Mr. Nils P. Brous, who is a limited partner of KKR Associates (KLC) L.P., the general partner of KLC Associates, L.P. with sole investment and voting powers. Each of the members of KKR-KLC L.L.C. is also a member of the limited liability company that serves as the general partner of KKR, and Mr. Brous is an executive of KKR.

    KKR, an affiliate of KLC Associates, L.P. and KKR-KLC L.L.C., may receive customary investment banking fees for services rendered to KinderCare in connection with divestitures, acquisitions and other transactions, plus reimbursement of its related expenses. The following table shows the type and amount of fees and reimbursements paid to KKR since the beginning of fiscal year 1997:

                                                                                                     FORTY WEEKS
                                                                   FISCAL YEAR      FISCAL YEAR    ENDED MARCH 5,
                                                                      1997             1998             1999
                                                                 ---------------  ---------------  ---------------
Management, consulting and financial services..................    $   214,500      $   625,255      $   446,587
Investment banking services....................................        --               122,064           35,747

    In addition to the above amounts, KKR received a cash fee of $8.0 million from KinderCare, during fiscal 1997, for negotiating the recapitalization and arranging the related financing, plus the reimbursement of its associated expenses of $250,680.

REGISTRATION RIGHTS

    KLC Associates, L.P. has the right to require KinderCare to register under the Securities Act of 1933 shares of common stock held by it pursuant to a registration rights agreement entered into in connection with the recapitalization. Such registration rights will generally be available to KLC Associates until registration under the Securities Act is no longer required to enable it to resell the common stock owned by it. The registration rights agreement provides that KinderCare will pay all expenses in connection with the first six registrations requested by KLC Associates and in connection with any registration commenced by KinderCare as a primary offering. In addition, pursuant to stockholders' agreements, Oaktree and members of KinderCare's management may be allowed to participate in specified registration processes. See "Shares Eligible for Future Sale."

MANAGEMENT INDEBTEDNESS TO KINDERCARE

    During fiscal year 1998, the executive officers of KinderCare, excluding David J. Johnson, purchased 36,386 shares of restricted stock in aggregate under the terms of the 1997 Plan. In conjunction with such purchases, options to acquire an aggregate of an additional 90,965 shares of common stock were granted to KinderCare's executive officers. For executive officers with aggregate indebtedness in excess of $60,000 during the forty weeks ended March 5, 1999 and fiscal year 1998, the following table shows the amount of indebtedness due under term notes executed by such executive officers with respect to their purchases of restricted stock:

                                                        LARGEST AGGREGATE     LARGEST AGGREGATE       AMOUNT OF
                                                            AMOUNT OF       AMOUNT OF INDEBTEDNESS   INDEBTEDNESS
                                                       INDEBTEDNESS DURING  DURING THE FORTY WEEKS  OUTSTANDING AT
NAME                                                    FISCAL YEAR 1998     ENDED MARCH 5, 1999    MARCH 5, 1999
-----------------------------------------------------  -------------------  ----------------------  --------------
Beth A. Ugoretz......................................      $   242,187           $     77,187         $   77,187
Bruce A. Walters.....................................          150,002                150,002             50,002
Dan R. Jackson.......................................           94,145                 94,145             84,145

    The term notes were issued on February 20, 1998, are due February 20, 2008 and bear interest at 5.84% per year, payable semi-annually on June 30 and December 31. Some of the notes contain mandatory prepayment provisions.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of KinderCare's common stock as of March 5, 1999 by each of the following:

    - each person who is known by KinderCare to beneficially own more than 5% of KinderCare's common stock

    - each of KinderCare's directors

    - the Named Executive Officers of KinderCare

    - all directors and executive officers of KinderCare as a group

    - each selling stockholder

    Unless otherwise indicated, the address of each person named in the table below is KinderCare Learning Centers, Inc., 650 N.E. Holladay Street, Suite 1400, Portland, Oregon 97232. The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information set forth in the following table (1) assumes that the over-allotment option by the underwriters has not been exercised and (2) excludes any shares purchased in the offering by the respective beneficial owner:

                                                                                                           PERCENT OF TOTAL
                                                                                                     ----------------------------
                                                                     SHARES                            PERCENT
                                                                   BENEFICIALLY    SHARES TO BE        BEFORE      PERCENT AFTER
NAME AND ADDRESS                                                      OWNED      SOLD IN OFFERING     OFFERING       OFFERING
-----------------------------------------------------------------  -----------  -------------------  -----------  ---------------
KKR-KLC L.L.C. and affiliated entities (1).......................    7,828,947                                 %              %
  c/o Kohlberg Kravis Roberts & Co. L.P.
  9 West 57(th) Street
  New York, New York 10019
The TCW Group, Inc. and affiliated entities (2)..................      949,244
  865 South Figueroa Street
  Los Angeles, California 90017
David J. Johnson (3).............................................      326,316              --
Beth A. Ugoretz (3)..............................................       26,546              --                *              *
Bruce A. Walters (3).............................................       19,737              --                *              *
Dan R. Jackson (3)...............................................       19,910              --                *              *
Henry R. Kravis (1)..............................................           --              --               --             --
George R. Roberts (1)............................................           --              --               --             --
Clifton S. Robbins (1)...........................................           --              --               --             --
Nils P. Brous (1)................................................           --              --               --             --
Stephen A. Kaplan (2)............................................           --              --               --             --
All executive officers and directors as a group
  (9 individuals) (3)............................................      392,509              --

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------------------

* Percentage of shares of common stock beneficially owned does not exceed one percent.

(1) Shares of common stock shown as beneficially owned by KKR-KLC L.L.C. are directly held by KLC Associates, L.P. KKR-KLC L.L.C. is the sole general partner of KKR Associates (KLC), L.P., which is the sole general partner of KLC Associates, L.P., and possesses sole voting and investment power with respect to such shares. KKR-KLC L.L.C. is a limited liability company, the members of which are Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H.Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis and Roberts are members of the Executive Committee of KKR-KLC L.L.C. Messrs. Kravis, Roberts and Robbins are also directors of KinderCare. Each of such individuals may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR-KLC L.L.C. Each of such individuals disclaims beneficial ownership of such shares. Mr. Nils P. Brous is a limited partner of KKR Associates (KLC), L.P. and is also a director of KinderCare. In addition, an affiliate of KKR-KLC L.L.C., KKR Partners II, L.P., beneficially owns approximately 1.1% of the common stock.

(2) TCW and its affiliates have voting and dispositive powers over such beneficially owned shares as an investment manager on behalf of TCW Special Credits Fund V--The Principal Fund. In addition, Oaktree Capital Management, LLC is an investment sub-advisor with respect to The Principal Fund. Stephen
    A. Kaplan, a Principal of Oaktree, is a director of KinderCare. To the extent Mr. Kaplan, on behalf of Oaktree or affiliates of TCW, as applicable, participates in the process of voting or disposing of any such shares, Mr. Kaplan may be deemed under such circumstances for the purpose of Section 13 of the Exchange Act to be the beneficial owner of such shares. Mr. Kaplan disclaims beneficial ownership of all shares beneficially held by Oaktree and TCW.

(3) Shares owned by KinderCare's executive officers are subject to restrictions on transfer. The shares beneficially owned by the Named Executive Officers include shares subject to options that are currently exercisable or become exercisable prior to June 30, 1999 as follows:

                                                       NUMBER OF
                        NAME                            OPTIONS
-----------------------------------------------------  ---------
David J. Johnson.....................................    168,421
Beth A. Ugoretz......................................     13,273
Bruce A. Walters.....................................      6,579
Dan R. Jackson.......................................      9,955

                     DESCRIPTION OF LONG-TERM INDEBTEDNESS

CREDIT FACILITIES

    In February 1997, in connection with the recapitalization, KinderCare entered into the credit facilities with a syndicate of banks and other financial institutions led by The Chase Manhattan Bank, as administrative agent, Chase Securities Inc., as arranger, Bankers Trust Company, as syndication agent, and Wells Fargo Bank, N.A., as documentation agent. The credit facilities consist of the $90.0 million term loan facility, of which $50.0 million was drawn at the time of the recapitalization and $40.0 million has since expired, and the $300.0 million revolving credit facility. The revolving credit facility includes borrowing capacity of up to $75.0 million for letters of credit and up to $25.0 million for selected short-term borrowings. The term loan facility will mature on February 13, 2006 and provides for $0.5 million annual interim amortization. The revolving credit facility commitment will mature on February 13, 2004. KinderCare's obligations under the credit facilities are guaranteed by subsidiaries of KinderCare and secured by a pledge of stock of KinderCare subsidiaries.

    The credit facilities bear interest, at KinderCare's option, at either of the following rates, which may be adjusted in quarterly increments based on the achievement of performance goals:

    - an adjusted LIBOR rate plus

     -- in the case of the term loan facility, a debt to EBITDA-dependent rate ranging from 2.50% to 3.00%

      -- in the case of revolving credit facility, a debt to EBITDA or EBITDA to interest expense-dependent rate ranging from 1.25% to 2.50%

    - an alternative base rate plus

     -- in the case of the term loan facility, a debt to EBITDA-dependent rate ranging from 1.25% to 1.75%

      -- in the case of the revolving credit facility, a debt to EBITDA or EBITDA to interest expense-dependent rate ranging from 0.00% to 1.25%

    At March 5, 1999, the amount outstanding was $49.0 million and the interest rate on the term loan facility was 7.44%, which was adjusted LIBOR plus 2.50%. Under the revolving credit facility, $45.0 million was outstanding at an interest rate of at 6.44%, which was adjusted LIBOR plus 1.50%, and $3.0 million was outstanding at an interest rate of 8.00%, which was ABR plus 0.25%, respectively. The weighted average interest rate on KinderCare's credit facilities for the forty weeks ended March 5, 1999 was 7.29%.

    KinderCare also pays a commitment fee calculated at a rate, which may be adjusted quarterly in increments based on a debt to EBITDA or EBITDA to interest expense-dependent ratio, ranging from 0.25% to 0.50% per year on the undrawn portion of the commitments under the credit facilities. At March 5, 1999, the commitment fee rate was 0.30%. This fee is payable quarterly in arrears.

    In addition, KinderCare pays a letter of credit fee based on the face amount of each letter of credit calculated at the rate per year then applicable to loans under the revolving credit facility bearing interest based on adjusted LIBOR, less a fronting fee calculated at a rate equal to 0.125% per year. At March 5, 1999, the letter of credit fee rate was 1.50%, including the fronting fee. These fees are payable quarterly in arrears. In addition, KinderCare will pay customary transaction charges in connection with any letter of credit.

    The term loan facility will be subject to mandatory prepayment with the proceeds of specified asset sales, specified debt issuances and on an annual basis with 50% of KinderCare's excess cash flow. The term loan facility is also subject to mandatory prepayment with the proceeds of specified sale leaseback transactions, child care center mortgage financings and real estate securitization transactions involving properties owned, operated or leased on the date of the February 3, 1997 closing of the credit facilities, but only to the extent that such proceeds exceed $50 million in the aggregate.

    The credit facilities contain customary covenants and provisions that restrict KinderCare's ability to:

    - change its business

    - declare dividends

    - grant liens

    - incur additional indebtedness

    - make capital expenditures

    In addition, the credit facilities provide that KinderCare must meet or exceed defined interest coverage ratios and must not exceed leverage ratios.

SENIOR SUBORDINATED NOTES

    On February 1997, KinderCare issued $300.0 million aggregate principal amount of 9 1/2% senior subordinated notes. The 9 1/2% notes are due February 15, 2009 and are general unsecured obligations of KinderCare, ranked behind all existing and future indebtedness of KinderCare that is not expressly ranked behind, or made equal with, the notes. The 9 1/2% notes bear interest at a rate of 9 1/2% per year, payable semi-annually on February 15 and August 15 of each year.

    The 9 1/2% notes may be redeemed at any time, in whole or in part, on or after February 15, 2002 at a redemption price equal to 104.75% of the principal amount of the notes in the first year and declining yearly to par at February 15, 2005, plus accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to February 15, 2000, KinderCare may also redeem with the proceeds of one or more equity offerings of KinderCare up to 40% of the original aggregate principal amount of the notes originally issued at a redemption price equal to 109.5% of the aggregate principal amount of the notes plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 60% of the original aggregate principal amount of the notes remain outstanding immediately after each such redemption. KinderCare will use a
portion of the proceeds from the offering to redeem $      million aggregate
principal amount of the notes. See "Use of Proceeds".

    Upon the occurrence of a change of control, KinderCare will be required to make an offer to repurchase all notes properly tendered at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

    The indenture governing the notes contains covenants that limit the ability of KinderCare and its subsidiaries to:

    - incur additional indebtedness or liens

    - incur or repay other indebtedness

    - pay dividends or make other distributions

    - repurchase equity interests

    - consummate asset sales

    - enter into transaction with affiliates

    - merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of KinderCare or its subsidiaries

    - enter into guarantees of indebtedness

INDUSTRIAL REVENUE BONDS

    SERIES A THROUGH E INDUSTRIAL REVENUE BONDS--KinderCare is obligated to various issuers of industrial revenue bonds, which are referred to as "Refunded IRBs." Such bonds mature from 1999 to 2009. The Refunded IRBs were issued to provide funds for refunding an equal principal amount of industrial revenue bonds which were used to finance the cost of acquiring, constructing and equipping specific facilities of KinderCare. At March 5, 1999, those Refunded IRBs totaled $33.0 million and bear interest at variable rates from 2.85% to 5.03%, and each is secured by a letter of credit under the revolving credit facility.

    OTHER IRBS--KinderCare also is obligated to various issuers of other industrial revenue bonds which mature to 2005. The principal amount of such IRBs was used to finance the cost of acquiring, constructing and equipping specific child care facilities and the IRBs are secured by these facilities. At March 5, 1999, the IRBs totaled $4.6 million and bear interest at rates of 5.43% to 9.75%, and each is secured by a letter of credit under the revolving credit facility.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of KinderCare consists of 20,000,000 shares of common stock, par value $.01 per share, of which 9,480,837 shares were outstanding as of March 5, 1999, and 10,000,000 shares of preferred stock, $.01 par value, of which no shares are outstanding. The following summaries of provisions of KinderCare's capital stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the certificate of incorporation and bylaws of KinderCare, which are included as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

COMMON STOCK OF KINDERCARE

    - VOTING RIGHTS. The holders of the common stock are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can elect all of the directors of KinderCare. In such event, the holders of the remaining shares will not be able to elect any directors.

    - DIVIDEND RIGHTS. All shares of common stock are entitled to share equally in the dividends that the board of directors may declare from sources legally available for dividends. KinderCare's borrowing agreements impose restrictions on its ability to declare dividends with respect to its common stock.

    - LIQUIDATION RIGHTS. Upon liquidation or dissolution of KinderCare, whether voluntary or involuntary, all shares of common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all prior obligations of KinderCare and any payments to any outstanding shares of preferred stock.

    - OTHER MATTERS. The holders of the common stock have no preemptive rights. All outstanding shares of common stock are, and the common stock offered by this offering will be, fully paid and non-assessable.

ADDITIONAL CLASSES OF KINDERCARE'S STOCK

    - PREFERRED STOCK. The board of directors of KinderCare may, without further action of the stockholders, issue preferred stock in one or more series and fix or alter the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation terms and preferences, and the number of shares constituting any series or the designations of such series.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    KinderCare is a Delaware corporation subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 provides in general that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203, which results in designation as an "interested stockholder," but less than 85% of such stock may not engage in Business Combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless either of the following occurs:

    - prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an interested stockholder

    - the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder

    A "Business Combination" includes a merger, asset sale and other transaction resulting in financial benefit to a stockholder. Thus, Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to KinderCare and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock will be Registrar and Transfer Company of New Jersey, a New York corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

    Upon the consummation of the offering, KinderCare will have       shares of
common stock issued and outstanding. All of the       shares of common stock to
be sold in the offering and any shares sold upon exercise of the underwriters' over-allotment option will be freely tradeable without restrictions or further registration under the Securities Act of 1933, except for any shares purchased by an "affiliate" of KinderCare, as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144.
After the consummation of the offering, up to             shares of common stock
will be owned by affiliates of KinderCare, of which 157,895 shares are also "restricted securities," as that term is defined in Rule 144. Restricted securities or securities owned by affiliates may be sold in the public market only if registered or if qualified for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. Sales of restricted securities or securities owned by affiliates in the public market, or the availability of such shares for sale, could have an adverse effect on the price of the common stock. Following the lock-up period discussed below, all of KinderCare's outstanding shares of common stock that are not "restricted securities" or owned by affiliates, including those owned by affiliates of The TCW Group, assuming they are not affiliates of KinderCare after the offering, will be freely tradeable. See "Risk Factors--The Price for our Common Stock May Decline After the Offering or Fluctuate Widely," "--Sales by Our Existing Stockholders of Their Common Stock Could Adversely Affect the Market Price of the Common Stock Sold in the Offering" and "Dilution."

REGISTRATION RIGHTS

    KLC Associates, L.P., KKR Partners II, L.P. and KinderCare have entered into a registration rights agreement, pursuant to which KinderCare has granted to KLC Associates and KKR Partners demand rights to cause KinderCare to file a registration statement under the Securities Act covering resales of shares of common stock held by them, and to cause such registration statement to become effective. KinderCare is obligated to pay all expenses for the first six registrations requested by KLC Associates or KKR Partners. The registration rights agreement also grants "piggyback" registration rights permitting KLC Associates and KKR Partners to include their registrable securities in registrations of securities by KinderCare. KinderCare is obligated to pay the expenses of such registrations.

    In addition, pursuant to stockholders' agreements, KinderCare has granted "piggyback" registration rights to (1) members of its management who have purchased shares of common stock and/or that have been awarded options to purchase shares of common stock and (2) affiliates of The TCW Group, Inc. With respect to the registration rights held by management, such rights are exercisable ratably with KLC Associates and KKR Partners only upon registration by KinderCare in a public offering resulting in an active trading market of 30% or more of the common stock. With respect to the registration rights held by the affiliates of The TCW Group, Inc., such rights are exercisable only ratably with KLC Associates and KKR Partners upon registration by KinderCare of shares held by KLC Associates and KKR Partners after KLC Associates and KKR Partners have sold in the aggregate shares equaling 10% or more of KinderCare's fully diluted common stock. The holders of common stock entitled to such registration rights are entitled to notice of any proposal to register shares held by KLC Associates and KKR Partners and, subject to the applicable limitations previously described, to include their shares in such registration. However, the managing underwriter participating in an offering has the right to limit the number of shares included in such registration. KinderCare is obligated to pay the expenses of all such piggyback registrations. Members of management have waived any piggy-back registration rights they may have with respect to this offering.

RULE 144

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of common stock for at least one year, including affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

    - 1% of the number of shares of common stock then outstanding, which will
      equal approximately       shares immediately after this offering

    - the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the continued availability of current public information about KinderCare.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been one of KinderCare's "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The sale of such shares, or the perception that sales will be made, could adversely effect the price of KinderCare's common stock after the offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

OTHER TRANSFER RESTRICTIONS APPLICABLE TO EXISTING STOCKHOLDERS

    The shares of common stock currently held by members of KinderCare's management, as well as shares obtained through the exercise of stock options, generally are not transferable by such holder for a period of five years after the holder's initial employment by KinderCare, subject to the following permitted transfers:

    - Shares sold pursuant to the exercise of the "piggyback" registration rights discussed above

    - The right to participate in a sale of KinderCare common stock by KLC Associates, L.P. and/or KKR Partners II, L.P. that does not involve a public offering

    - Permitted transfers for estate planning purposes

    - The management member's right to sell such shares back to KinderCare in the event of such members' death, disability or termination without cause

    - The right of KinderCare to repurchase such shares in the event of the termination of such member's employment by KinderCare for good reason or with cause

    Subject to the restrictions of Rule 144, a portion of the shares of common stock currently held by, and subject to vested options held by, David J. Johnson and other management stockholders may be transferred following the offering.

    In addition, KinderCare, its executive officers, other officers and directors, the selling stockholders and affiliates of The TCW Group, Inc. have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, do either of the following:

    - offer, pledge, sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the common stock

    Either of the transaction restrictions described above will apply regardless of whether a covered transaction is to be settled by the delivery of common
stock or such other securities, in cash or otherwise. At             , 1999
these stockholders owned in the aggregate       shares of common stock. In
addition, during such period, KinderCare has agreed not to file any registration statement with respect to, and each of its executive officers and directors and the selling stockholders has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

    UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

GENERAL

    The following is a general discussion of the United States federal income and estate tax consequences of the ownership and disposition of KinderCare's common stock by non-U.S. holders. As used in this discussion, the term "non-U.S. holder" means a person that is not any of the following:

    - a citizen or resident of the United States

    - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States

    - an estate the income of which is subject to U.S. federal income taxation, regardless of its source

    - a trust that is either subject to the supervision of a court within the United States and the control of one or more U.S. persons or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

    This summary is based on current law which is subject to change, perhaps retroactively, is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are a "controlled foreign corporation," "passive foreign investment company" or "foreign personal holding company." YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SUCH COMMON STOCK.

    Dividends paid to a non-U.S. holder of KinderCare's common stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States. If the dividends are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, if a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, the dividends will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Such dividends will be exempt from the 30% withholding tax described above, assuming the necessary certification and disclosure requirements are met. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Currently, dividends paid to an address outside the United States are presumed to be paid to a resident of such country unless the payor has knowledge to the contrary for purposes of the withholding discussed above and, under currently applicable U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under recently issued U.S. Treasury regulations, a non-U.S. holder of KinderCare's common stock who wishes to claim the benefit of an applicable treaty rate for dividends paid after December 31, 1999, will be required to satisfy specified certification and other requirements. These requirements will include filing a Form W-8 containing the non-U.S. holder's name, address and a certification that such holder is eligible for the benefits of the applicable tax treaty.

    A non-U.S. holder of KinderCare's common stock who is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate and timely claim for refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of KinderCare's common stock unless any of the following apply:

    1. the gain is effectively connected with a trade or business within the United States of the non-U.S. holder and, where a tax treaty applies, is attributable to a permanent establishment of the non-U.S. holder

    2. the non-U.S. holder is an individual who holds the shares of KinderCare common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and other requirements are met

    3. subject to the exception discussed below, KinderCare is or has been a "United States real property holding corporation," or a "USRPHC," for United States federal income tax purposes.

    If an individual non-U.S. holder falls under clause (1) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual non-U.S. holder falls under clause (2) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States source capital losses, notwithstanding the fact that he or she is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause (1) above, it will be taxed on its gain under regular United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for various items, unless it qualifies for a lower rate under an applicable income tax treaty.

    A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We have not yet determined if we are a USRPHC. So long as KinderCare's common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period, more than 5% of the KinderCare common stock during any period in which we are a USRPHC will be subject to U.S. federal income tax on the disposition of KinderCare common stock.

FEDERAL ESTATE TAXES

    KinderCare common stock held by an individual non-U.S. holder at the time of his or her death will be included in the holder's gross estate for United States federal income tax purposes, unless an applicable tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    KinderCare must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

    Currently, backup withholding at the rate of 31% generally will not apply to dividends paid to a non-U.S. holder at an address outside the United States unless the payor has knowledge that the payee is a U.S. person.

    The payment of the proceeds of a sale of KinderCare common stock by or through a United States office of a broker is subject to information reporting and backup withholding unless the owner certifies under penalties of perjury that it is a non-U.S. holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of KinderCare common stock by or through a foreign office of a broker. However, if the broker is (1) a U.S. person, (2) a controlled foreign corporation, or (3) a foreign person that derives 50% or more of its gross income for a specified period from the conduct a trade or business in the United States, payments will be subject to information reporting, but not backup withholding, unless the broker has documentary evidence in its records that the owner is a non-U.S. holder and other conditions are met or the owner otherwise establishes an exemption.

    U.S. Treasury regulations were recently issued that generally modify the information reporting and backup withholding rules applicable to payments made after December 31, 1999. In general, the new U.S. Treasury regulations would not significantly alter the present rules discussed above, except in special situations.

    Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or credit against such non-U.S. holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

GENERAL

    We intend to offer our common stock in the United States and Canada through a number of U.S. underwriters as well as elsewhere through international managers. Merrill Lynch Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and NationsBanc Montgomery Securities LLC are acting as U.S. representatives of each of the U.S. underwriters named below. Subject to the terms and conditions set forth in a U.S. purchase agreement among our company, the selling stockholders and the U.S.
underwriters, and concurrently with the sale of       shares of common stock to
the international managers, we and the selling stockholders have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from our company and the selling stockholders, the number of shares of common stock set forth opposite its name below.

                                                                                               NUMBER OF
             U.S. UNDERWRITER                                                                   SHARES
--------------------------------------------------------------------------------------------  -----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................................................
Credit Suisse First Boston Corporation......................................................
Salomon Smith Barney Inc....................................................................
NationsBanc Montgomery Securities LLC.......................................................
                                                                                              -----------
          Total.............................................................................
                                                                                              -----------
                                                                                              -----------

    We and the selling stockholders have also entered into an international purchase agreement with international managers outside the United States and Canada for whom Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Salomon Brothers International Limited and NationsBanc Montgomery Securities LLC are acting as lead managers. Subject to the terms and conditions set forth in the international purchase agreement, and concurrently with the
sale of       shares of common stock to the U.S. underwriters pursuant to the
U.S. purchase agreement, we and the selling stockholders have agreed to sell to the international managers, and the international managers severally have agreed
to purchase from us and the selling stockholders, an aggregate of       shares
of common stock. The public offering price per share and the total underwriting discount per share of common stock are identical under the U.S. purchase agreement and the international purchase agreement.

    In the U.S. purchase agreement and the international purchase agreement, the several U.S. underwriters and the several international managers have agreed, subject to the terms and conditions set forth in those agreements, to purchase all of the shares of common stock being sold under the terms of each such agreement if any of the shares of common stock being sold under the terms of that agreement are purchased. In the event of a default by an underwriter, the U.S. purchase agreement and the international purchase agreement provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of common stock to be purchased by the U.S. underwriters and the international managers are conditioned upon one another.

    We and the selling stockholders have agreed to indemnify the U.S. underwriters and the international managers against liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and the international managers may be required to make in respect of those liabilities.

    The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and the other conditions contained in the U.S. purchase agreement and the international purchase agreement. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMITMENTS AND DISCOUNTS

    The U.S. representatives have advised us and the selling stockholders that the U.S. underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at such price less a concession not in excess of
$      per share of common stock. The U.S. underwriters may allow, and such
dealers may reallow, a discount not in excess of $      per share of common
stock to other dealers. After the public offering, the public offering price, concession and discount may change.

    The following table shows the per share and total public offering price, underwriting discount to be paid by us and the selling stockholders to the U.S. underwriters and the international managers and the proceeds before expenses to us and the selling stockholders. This information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                                             PER SHARE        WITHOUT OPTION         WITH OPTION
                                                                          ---------------  ---------------------  -----------------
Public offering price...................................................     $                   $                    $
Underwriting discount...................................................     $                   $                    $
Proceeds, before expenses, to KinderCare................................     $                   $                    $
Proceeds, before expenses, to the selling stockholders..................     $                   $                    $

    The expenses of the offering, exclusive of the underwriting discount, are
estimated at $      and are payable by KinderCare.

INTERSYNDICATE AGREEMENT

    The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of our common stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

OVER-ALLOTMENT OPTION

    The selling stockholders have granted an option to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an
aggregate of       additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered by this prospectus. To the extent that the U.S. underwriters exercise this option, each U.S. underwriter will be obligated to purchase a number of additional shares of our common stock proportionate to such U.S. underwriter's initial amount reflected in the table at the beginning of this section of the prospectus.

    The selling stockholders also have granted an option to the international managers, exercisable for 30 days after the date of this prospectus, to purchase
up to an aggregate of       additional shares of common stock to cover
over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the public
offering price, up to             of the shares offered by this prospectus to be
sold to some of our directors, officers, employees, business associates and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

    We, our executive officers, other officers and directors, all of the selling stockholders and affiliates of The TCW Group, Inc. have agreed without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus, not to directly or indirectly do any of the following:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of our common stock or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise

NEW YORK STOCK EXCHANGE LISTING

    The common stock is currently traded on the OTC Bulletin Board. We have applied for the listing of our common stock on the New York Stock Exchange under
the symbol "     ." In order to meet the requirements for listing of our common stock on that exchange, the U.S. underwriters and the international managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

PRICING OF THE OFFERING

    Before this offering, there has been a limited public market for our common stock. The public offering price will be determined through negotiations among us, the selling stockholders and the U.S. representatives and the lead managers. The factors to be considered in determining the public offering price include the following:

    - prevailing market conditions

    - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us

    - our financial information

    - the history of, and the prospects for, our company and the industry in which we compete

    - an assessment of our management, its past and present operations, the prospects for, and timing of, future revenues of our company, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of our common stock is completed, the rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    If the underwriters create a short position in our common stock in connection with the offering, in other words, if they sell more shares of our common stock than are indicated on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing our common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

    The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

    Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither our company nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    Members of the underwriting group and their affiliates engage in transactions with, and perform services for, our company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with our company, for which they have received customary compensation.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for KinderCare by Simpson Thacher & Bartlett, New York, New York and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Partners of Simpson Thacher & Bartlett, members of their families, related persons and others, have an indirect interest, through limited partnerships, who are investors in an affiliate of KLC Associates, L.P., in less than 1% of the common stock.

                                    EXPERTS

    The consolidated financial statements of KinderCare Learning Centers, Inc. as of May 30, 1997 and May 29, 1998 and for the fiscal years ended May 29, 1998 and May 30, 1997 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated statements of operations, stockholders' equity and cash flows of KinderCare Learning Centers, Inc. for the year ended May 31, 1996 have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    KinderCare has filed, and continues to file, annual, quarterly and periodic reports under the Securities Exchange Act of 1934 and the rules and regulations under the Exchange Act with the Securities and Exchange Commission as a result of covenants in the indenture governing KinderCare's 9 1/2% senior subordinated notes. In addition, KinderCare has filed with the Commission a registration statement on Form S-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act and the rules and regulations under the Securities Act, for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the Commission. For further information with respect to KinderCare and the common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to in this prospectus are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made. The registration statement and KinderCare's other public filings can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13(th) Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement and KinderCare's other public filings are publicly available through the Commission's site on the internet's world wide web, located at: http://www.sec.gov. Following the offering, KinderCare's future public filings are expected to be available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
FINANCIAL STATEMENTS:

  Consolidated Balance Sheets at May 29, 1998 and March 5, 1999 (unaudited)................................        F-2
  Consolidated Statements of Operations for the Forty Weeks Ended March 6, 1998 and
    March 5, 1999 (unaudited)..............................................................................        F-3
  Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Fiscal Year Ended May
    29, 1998 and the Forty weeks Ended March 5, 1999 (unaudited)...........................................        F-4
  Consolidated Statements of Cash Flows for the Forty Weeks Ended March 6, 1998 and
    March 5, 1999 (unaudited)..............................................................................        F-5
  Notes to Unaudited Consolidated Financial Statements.....................................................        F-6
  Consolidated Balance Sheets as of May 30, 1997 and May 29, 1998..........................................        F-8
  Consolidated Statements of Operations for the Fiscal Years Ended May 31, 1996, May 30, 1997 and May 29,
    1998...................................................................................................        F-9
  Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended May 31, 1996, May 30, 1997 and
    May 29, 1998...........................................................................................       F-10
  Consolidated Statements of Cash Flows for the Fiscal Years Ended May 31, 1996, May 30, 1997 and May 29,
    1998...................................................................................................       F-11
  Notes to Consolidated Financial Statements...............................................................       F-12

INDEPENDENT AUDITORS' REPORTS:

  Deloitte & Touche LLP....................................................................................       F-27
  KPMG LLP.................................................................................................       F-28

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)

                                                                                      MAY 29, 1998  MARCH 5, 1999
                                                                                      ------------  -------------
ASSETS:
Current assets:
  Cash and cash equivalents.........................................................   $   11,820    $     9,816
  Receivables, net..................................................................       14,987         20,520
  Prepaid expenses and supplies.....................................................        4,939          6,005
  Deferred income taxes.............................................................       12,412         12,412
                                                                                      ------------  -------------
    Total current assets............................................................       44,158         48,753

Property and equipment, net.........................................................      508,113        549,557
Deferred income taxes...............................................................       12,030         12,030
Deferred financing costs and other assets...........................................       27,238         23,391
                                                                                      ------------  -------------
                                                                                       $  591,539    $   633,731
                                                                                      ------------  -------------
                                                                                      ------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Bank overdrafts...................................................................   $    8,184    $     7,180
  Accounts payable..................................................................        9,796          7,994
  Current portion of long-term debt.................................................        1,839          5,140
  Accrued expenses and other liabilities............................................       76,221         72,385
                                                                                      ------------  -------------
    Total current liabilities.......................................................       96,040         92,699

Long-term debt......................................................................      401,258        433,887
Self insurance liabilities..........................................................       20,922         20,263
Deferred income taxes...............................................................        5,444          5,455
Other noncurrent liabilities........................................................       35,975         38,872
                                                                                      ------------  -------------
    Total liabilities...............................................................      559,639        591,176
                                                                                      ------------  -------------

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.01 par value; authorized 10,000,000 shares; none outstanding...           --             --
  Common stock, $.01 par value; authorized 20,000,000 shares; issued and outstanding
    9,474,197 shares at May 29, 1998 and 9,480,837 shares at March 5, 1999..........           95             95
  Additional paid-in capital........................................................        2,009          2,144
  Notes receivable from stockholders................................................       (1,325)        (1,128)
  Retained earnings.................................................................       31,179         41,567
  Accumulated other comprehensive income............................................          (58)          (123)
                                                                                      ------------  -------------
    Total stockholders' equity......................................................       31,900         42,555
                                                                                      ------------  -------------
                                                                                       $  591,539    $   633,731
                                                                                      ------------  -------------
                                                                                      ------------  -------------

     See accompanying notes to unaudited consolidated financial statements.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)

                                                                                          FORTY WEEKS ENDED
                                                                                     ----------------------------
                                                                                     MARCH 6, 1998  MARCH 5, 1999
                                                                                     -------------  -------------
Revenues, net......................................................................   $   450,972    $   477,550
                                                                                     -------------  -------------
Operating expenses:
  Salaries, wages and benefits.....................................................       247,638        263,740
  Depreciation.....................................................................        26,898         27,061
  Rent.............................................................................        21,099         22,629
  Provision for doubtful accounts..................................................         2,932          2,413
  Other............................................................................       112,369        113,954
  Restructuring charges and other income, net......................................         4,947           (521)
                                                                                     -------------  -------------
    Total operating expenses.......................................................       415,883        429,276
                                                                                     -------------  -------------
  Operating income.................................................................        35,089         48,274
Investment income, net.............................................................           518            390
Interest expense...................................................................       (31,960)       (32,026)
                                                                                     -------------  -------------
  Income before income taxes.......................................................         3,647         16,638
Income tax expense.................................................................         1,240          6,250
                                                                                     -------------  -------------
    Net income.....................................................................   $     2,407    $    10,388
                                                                                     -------------  -------------
                                                                                     -------------  -------------

Basic net income per share.........................................................   $      0.26    $      1.10
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Diluted net income per share.......................................................   $      0.26    $      1.08
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Weighted average common shares outstanding.........................................     9,374,000      9,476,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Weighted average common shares outstanding and potential common shares.............     9,382,000      9,591,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

     See accompanying notes to unaudited consolidated financial statements.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                             (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)

                                                                                                        ACCUMULATED
                                            COMMON STOCK        ADDITIONAL   STOCKHOLDERS'                 OTHER
                                       -----------------------    PAID-IN       NOTES      RETAINED    COMPREHENSIVE
                                         SHARES      AMOUNT       CAPITAL     RECEIVABLE   EARNINGS       INCOME         TOTAL
                                       ----------  -----------  -----------  ------------  ---------  ---------------  ---------
Balance at May 30, 1997..............   9,368,421   $      94    $      --    $       --   $  27,753     $    (140)    $  27,707
                                       ----------         ---   -----------  ------------  ---------         -----     ---------
Comprehensive income:
  Net income.........................          --          --           --            --       3,426            --         3,426
  Cumulative translation
    adjustment.......................          --          --           --            --          --            82            82
                                       ----------         ---   -----------  ------------  ---------         -----     ---------
    Total comprehensive income.......          --          --           --            --       3,426            82         3,508
Issuance of common stock.............     105,776           1        2,009        (1,490)         --            --           520
Proceeds from collection of notes
  receivable.........................          --          --           --           165          --            --           165
                                       ----------         ---   -----------  ------------  ---------         -----     ---------
Balance at May 29, 1998..............   9,474,197          95        2,009        (1,325)     31,179           (58)       31,900
                                       ----------         ---   -----------  ------------  ---------         -----     ---------
Comprehensive income:
  Net income.........................          --          --           --            --      10,388            --        10,388
  Cumulative translation
    adjustment.......................          --          --           --            --          --           (65)          (65)
                                       ----------         ---   -----------  ------------  ---------         -----     ---------
    Total comprehensive income.......          --          --           --            --      10,388           (65)       10,323
Issuance of common stock.............       6,640          --          135          (110)         --            --            25
Proceeds from collection of notes
  receivable.........................          --          --           --           307          --            --           307
                                       ----------         ---   -----------  ------------  ---------         -----     ---------
Balance at March 5, 1999.............   9,480,837   $      95    $   2,144    $   (1,128)  $  41,567     $    (123)    $  42,555
                                       ----------         ---   -----------  ------------  ---------         -----     ---------
                                       ----------         ---   -----------  ------------  ---------         -----     ---------

     See accompanying notes to unaudited consolidated financial statements.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)

                                                                                          FORTY WEEKS ENDED
                                                                                     ----------------------------
                                                                                     MARCH 6, 1998  MARCH 5, 1999
                                                                                     -------------  -------------
Cash flows from operations:
  Net income.......................................................................    $   2,407     $    10,388
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation...................................................................       26,898          27,061
    Provision for doubtful accounts................................................        2,932           2,413
    Amortization of deferred financing costs and other assets......................        2,377           2,376
    (Gain) loss on sales and disposals of property and equipment, net..............            7            (402)
    Changes in operating assets and liabilities:
      Increase in receivables......................................................       (6,801)         (8,708)
      Increase in prepaid expenses and supplies....................................           (9)         (1,066)
      (Increase) decrease in other assets..........................................       (1,414)          1,058
      Decrease in accounts payable, accrued expenses and other liabilities.........       (5,221)         (3,389)
    Other, net.....................................................................           53             (65)
                                                                                     -------------  -------------
    Net cash provided by operating activities......................................       21,229          29,666
                                                                                     -------------  -------------

Cash flows from investing activities:
  Purchases of property and equipment..............................................      (59,461)        (69,427)
  Proceeds from sales of property and equipment....................................          840           1,324
  Proceeds from collection of notes receivable.....................................          597           1,175
                                                                                     -------------  -------------
    Net cash used by investing activities..........................................      (58,024)        (66,928)
                                                                                     -------------  -------------

Cash flows from financing activities:
  Proceeds from long-term borrowings...............................................       20,000          50,000
  Proceeds from issuance of common stock...........................................          520              25
  Proceeds from collection of stockholders' notes receivable.......................           --             307
  Payments on long-term borrowings.................................................       (1,589)        (14,070)
  Bank overdrafts..................................................................        3,075          (1,004)
                                                                                     -------------  -------------
    Net cash provided by financing activities......................................       22,006          35,258
                                                                                     -------------  -------------
  Decrease in cash and cash equivalents............................................      (14,789)         (2,004)
Cash and cash equivalents at the beginning of the period...........................       24,150          11,820
                                                                                     -------------  -------------
  Cash and cash equivalents at the end of the period...............................    $   9,361     $     9,816
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Supplemental cash flow information:
  Interest paid....................................................................    $  34,628     $    35,585
  Income taxes paid (refunded), net................................................          (45)            834

     See accompanying notes to unaudited consolidated financial statements.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND BASIS OF PRESENTATION

    KinderCare Learning Centers, Inc. ("KinderCare") is the leading for-profit provider of early childhood care and educational services in the United States. At March 5, 1999, KinderCare operated a total of 1,151 centers, with 1,149 centers in 39 states in the United States and two centers in the United Kingdom. The consolidated financial statements include the financial statements of KinderCare and its wholly owned subsidiaries: Mini-Skools Limited; KinderCare Development Corp.; KinderCare Real Estate Corp.; KinderCare Learning Centres Limited and KinderCare Properties Limited. All significant intercompany balances and transactions have been eliminated in consolidation.

    The unaudited consolidated financial statements reflect, in the opinion of management, all adjustments, all of which are of a normal recurring nature, necessary to present fairly the financial position of KinderCare at March 5, 1999 and the results of operations and cash flows for the forty week periods ended March 6, 1998 and March 5, 1999. Interim results are not necessarily indicative of results to be expected for a full fiscal year. The unaudited consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the fiscal year ended May 29, 1998, included elsewhere in this document.

FISCAL YEAR

    KinderCare's fiscal year ends on the Friday closest to May 31. The first quarter is 16 weeks long and the second, third and fourth quarters are each twelve weeks long. The 1998 and 1999 fiscal years are each 52 weeks long. References to fiscal 1998 and fiscal 1999 are to the fiscal years ended May 29, 1998 and May 28, 1999, respectively.

COMPREHENSIVE INCOME

    Effective May 30, 1998, KinderCare adopted Statement of Financial Accounting Standards ("SFAS") No. 130, REPORTING COMPREHENSIVE INCOME. Comprehensive income is comprised of the following (dollars in thousands):

                                                                      FORTY WEEKS ENDED
                                                                 ----------------------------
                                                                 MARCH 6, 1998  MARCH 5, 1999
                                                                 -------------  -------------
Net income.....................................................    $   2,407      $  10,388
Cumulative translation adjustment..............................           53            (65)
                                                                      ------    -------------
                                                                   $   2,460      $  10,323
                                                                      ------    -------------
                                                                      ------    -------------

NET INCOME PER SHARE

    During fiscal year 1998, KinderCare adopted SFAS No. 128, EARNINGS PER SHARE. This statement requires the presentation of basic and diluted earnings per share. The difference between basic and diluted net income per share is a result of the dilutive effect of options, which are considered potential common shares.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for disclosure about operating segments in annual financial statements and requires disclosure of selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The new standard becomes effective for KinderCare's fiscal year end 1999 reporting and requires that comparative information from earlier years be restated to conform to the requirements of this standard. KinderCare does not believe any substantial changes to its disclosures will be made at the time SFAS No. 131 is adopted.

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The new standard becomes effective for KinderCare's fiscal year 2001. KinderCare does not believe the adoption of SFAS No. 133 will have a material impact on KinderCare's financial position or results of operations.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

    Certain prior period amounts have been reclassified to conform to the current period's presentation.

2.  RESTRUCTURING CHARGES AND OTHER INCOME, NET

    During fiscal year 1997, KinderCare decided to relocate its corporate offices from Montgomery, Alabama to Portland, Oregon in fiscal 1998. In connection with the relocation, KinderCare recognized $5.4 million in restructuring charges during the forty weeks ended March 6, 1998. Expenses incurred were primarily for the retention, recruitment and relocation of employees and travel costs related to the office relocation. During the forty weeks ended March 5, 1999, the remaining restructuring reserve balance related to employee termination benefits of $0.6 million was reversed following a favorable determination in an arbitration proceeding.

    During the twelve weeks ended March 6, 1998, KinderCare, as a member of the Presidential Life Global Class Action, received a $0.5 million payment, net of attorney's fees, as settlement of a claim in the United States District Court in New York.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       MAY 30, 1997  MAY 29, 1998
                                                                                       ------------  ------------
ASSETS:
Current assets:
  Cash and cash equivalents..........................................................   $   24,150    $   11,820
  Receivables, net...................................................................       13,649        14,987
  Prepaid expenses and supplies......................................................        6,114         4,939
  Deferred income taxes..............................................................       14,127        12,412
                                                                                       ------------  ------------
      Total current assets...........................................................       58,040        44,158

Property and equipment, net..........................................................      471,558       508,113
Deferred income taxes................................................................       11,621        12,030
Deferred financing costs and other assets............................................       28,659        27,238
                                                                                       ------------  ------------
                                                                                        $  569,878    $  591,539
                                                                                       ------------  ------------
                                                                                       ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Bank overdrafts....................................................................   $    5,357    $    8,184
  Accounts payable...................................................................       10,746         9,796
  Current portion of long-term debt..................................................        1,760         1,839
  Accrued expenses and other liabilities.............................................       69,056        76,221
                                                                                       ------------  ------------
      Total current liabilities......................................................       86,919        96,040

Long-term debt.......................................................................      393,129       401,258
Self insurance liabilities...........................................................       21,880        20,922
Deferred income taxes................................................................        5,600         5,444
Other noncurrent liabilities.........................................................       34,643        35,975
                                                                                       ------------  ------------
      Total liabilities..............................................................      542,171       559,639
                                                                                       ------------  ------------
Commitments and contingencies (Notes 8 & 12)

Stockholders' equity:
  Preferred stock, $.01 par value; authorized 10,000,000 shares; none outstanding....           --            --
  Common stock, $.01 par value; authorized 20,000,000 shares; issued and outstanding
    9,368,421 and 9,474,197 shares, respectively.....................................           94            95
  Additional paid-in capital.........................................................           --         2,009
  Notes receivable from stockholders.................................................           --        (1,325)
  Retained earnings..................................................................       27,753        31,179
  Cumulative translation adjustment..................................................         (140)          (58)
                                                                                       ------------  ------------
      Total stockholders' equity.....................................................       27,707        31,900
                                                                                       ------------  ------------
                                                                                        $  569,878    $  591,539
                                                                                       ------------  ------------
                                                                                       ------------  ------------

          See accompanying notes to consolidated financial statements.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   FISCAL YEAR ENDED
                                                                       ------------------------------------------
                                                                       MAY 31, 1996  MAY 30, 1997   MAY 29, 1998
                                                                       ------------  -------------  -------------
Revenues, net........................................................   $  541,264   $     563,135  $     597,070
                                                                       ------------  -------------  -------------
Operating expenses:
  Salaries, wages and benefits.......................................      284,115         300,580        327,161
  Depreciation.......................................................       33,972          34,253         42,553
  Rent...............................................................       26,515          28,140         27,985
  Provision for doubtful accounts....................................        3,908           4,697          5,529
  Other..............................................................      139,561         147,811        143,148
  Recapitalization expenses..........................................           --          17,277             --
  Restructuring and other charges (income), net......................        1,484          10,275          5,201
                                                                       ------------  -------------  -------------
      Total operating expenses.......................................      489,555         543,033        551,577
                                                                       ------------  -------------  -------------
    Operating income.................................................       51,709          20,102         45,493
Investment income, net...............................................          250             232            612
Interest expense.....................................................      (16,727)        (22,394)       (40,677)
                                                                       ------------  -------------  -------------
  Income (loss) before income taxes and extraordinary items..........       35,232          (2,060)         5,428
Income tax expense...................................................       13,549           3,375          2,002
                                                                       ------------  -------------  -------------
Income (loss) before extraordinary items.............................       21,683          (5,435)         3,426
Extraordinary items--loss on early retirement of debt, net of income
  taxes of $4,815....................................................           --          (7,532)            --
                                                                       ------------  -------------  -------------
      Net income (loss)..............................................   $   21,683   $     (12,967) $       3,426
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
Income (loss) per common share:
  Basic--income (loss) before extraordinary items....................   $     1.10   $       (0.33) $        0.36
  Extraordinary items--loss on early retirement of debt, net of
    income taxes.....................................................           --           (0.46)            --
                                                                       ------------  -------------  -------------
      Net income (loss)..............................................   $     1.10   $       (0.79) $        0.36
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
  Assuming dilution--income (loss) before extraordinary items........   $     1.07   $       (0.33) $        0.36
  Extraordinary items--loss on early retirement of debt, net of
    income tax.......................................................           --           (0.46)            --
                                                                       ------------  -------------  -------------
      Net income (loss)..............................................   $     1.07   $       (0.79) $        0.36
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
  Weighted average common shares outstanding.........................   19,770,000      16,479,000      9,397,000
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
  Weighted average common shares outstanding and potential common
    shares...........................................................   20,192,000      16,479,000      9,398,000
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                      COMMON STOCK        ADDITIONAL   STOCKHOLDERS'                CUMULATIVE
                                 -----------------------    PAID-IN        NOTES       RETAINED     TRANSLATION    TREASURY
                                   SHARES      AMOUNT       CAPITAL     RECEIVABLES     EARNING     ADJUSTMENT       STOCK
                                 ----------  -----------  -----------  -------------  -----------  -------------  -----------
Balance at June 2, 1995........  20,119,818   $     201    $ 200,867     $      --     $  40,116     $      32     $      --
  Net income...................          --          --           --            --        21,683            --            --
  Tax benefits of the valuation
    allowance for deferred tax
    assets.....................          --          --        4,121            --            --            --            --
  Cumulative translation
    adjustment.................          --          --           --            --            --           (52)           --
  Purchase and retirement of
    stock and warrants.........    (969,883)        (10)     (13,477)           --            --            --          (523)
  Exercise of stock options and
    warrants...................     831,872           8        8,476            --            --            --            --
  Tax benefit of option
    exercises..................          --          --          993            --            --            --            --
                                 ----------       -----   -----------  -------------  -----------        -----         -----
  Balance at May 31, 1996......  19,981,807         199      200,980            --        61,799           (20)         (523)
  Net loss.....................          --          --           --            --       (12,967)           --            --
  Cumulative translation
    adjustment.................          --          --           --            --            --          (120)           --
  Issuance of common stock.....   7,986,842          80      151,670            --            --            --            --
  Purchase and retirement of
    common stock...............  (20,217,416)       (201)   (361,685)           --       (21,079)           --           523
  Purchase of outstanding
    warrants...................          --          --      (11,143)           --            --            --            --
  Exercise of stock options and
    warrants...................   1,617,188          16       19,735            --            --            --            --
  Tax benefit of option
    exercises..................          --          --          443            --            --            --            --
                                 ----------       -----   -----------  -------------  -----------        -----         -----
  Balance at May 30, 1997......   9,368,421          94           --            --        27,753          (140)           --
  Net income...................          --          --           --            --         3,426            --            --
  Cumulative translation
    adjustment.................          --          --           --            --            --            82            --
  Issuance of common stock.....     105,776           1        2,009        (1,490)           --            --            --
  Proceeds from collection of
    notes receivable...........          --          --           --           165            --            --            --
                                 ----------       -----   -----------  -------------  -----------        -----         -----
      Balance at May 29,
        1998...................   9,474,197   $      95    $   2,009     $  (1,325)    $  31,179     $     (58)    $      --
                                 ----------       -----   -----------  -------------  -----------        -----         -----
                                 ----------       -----   -----------  -------------  -----------        -----         -----


                                   TOTAL
                                 ---------
Balance at June 2, 1995........  $ 241,216
  Net income...................     21,683
  Tax benefits of the valuation
    allowance for deferred tax
    assets.....................      4,121
  Cumulative translation
    adjustment.................        (52)
  Purchase and retirement of
    stock and warrants.........    (14,010)
  Exercise of stock options and
    warrants...................      8,484
  Tax benefit of option
    exercises..................        993
                                 ---------
  Balance at May 31, 1996......    262,435
  Net loss.....................    (12,967)
  Cumulative translation
    adjustment.................       (120)
  Issuance of common stock.....    151,750
  Purchase and retirement of
    common stock...............   (382,442)
  Purchase of outstanding
    warrants...................    (11,143)
  Exercise of stock options and
    warrants...................     19,751
  Tax benefit of option
    exercises..................        443
                                 ---------
  Balance at May 30, 1997......     27,707
  Net income...................      3,426
  Cumulative translation
    adjustment.................         82
  Issuance of common stock.....        520
  Proceeds from collection of
    notes receivable...........        165
                                 ---------
      Balance at May 29,
        1998...................  $  31,900
                                 ---------
                                 ---------

          See accompanying notes to consolidated financial statements.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                         FISCAL YEAR ENDED
                                                                                  -------------------------------
                                                                                   MAY 31,    MAY 30,    MAY 29,
                                                                                    1996       1997       1998
                                                                                  ---------  ---------  ---------
Cash flows from operations:
  Net income (loss).............................................................  $  21,683  $ (12,967) $   3,426
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation................................................................     33,972     34,253     42,553
    Write-down of property and equipment........................................      5,312      6,300         --
    Amortization of deferred financing costs and other assets...................      1,533      1,822      3,111
    Loss (gain) on sales and disposals of property and equipment, net...........     (1,684)       (12)       105
    Deferred tax expense........................................................     12,285     (1,982)     1,150
    Extraordinary items--loss on early retirement of debt, net of income
      taxes.....................................................................         --      7,532         --
    Changes in operating assets and liabilities:
      Decrease (increase) in receivables........................................     (2,473)     1,616     (2,305)
      Decrease (increase) in prepaid expenses and supplies......................     (1,354)     3,002      1,175
      Decrease (increase) in other assets.......................................        116      2,604     (1,640)
      Increase in accounts payable, accrued expenses and other liabilities......      7,735      8,382      9,348
    Other, net..................................................................     (1,228)      (313)        82
                                                                                  ---------  ---------  ---------
Net cash provided by operating activities.......................................     75,897     50,237     57,005
                                                                                  ---------  ---------  ---------
Cash flows from investing activities:
  Purchases of property and equipment...........................................    (67,304)   (43,748)   (84,954)
  Proceeds from sales of property and equipment.................................      3,883     12,438      3,691
  Proceeds from sales or redemption of investments..............................      3,396         --         --
  Proceeds from collection of notes receivable and other........................      2,042        396        765
                                                                                  ---------  ---------  ---------
Net cash used by investing activities...........................................    (57,983)   (30,914)   (80,498)
                                                                                  ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from long-term borrowings............................................         --    350,000     20,000
  Deferred financing costs......................................................         --    (27,160)        --
  Proceeds from issuance of common stock........................................         --    151,750        685
  Exercise of stock options and warrants........................................      8,484     20,194         --
  Purchase and retirement of common stock.......................................         --   (382,442)        --
  Payments on long-term borrowings..............................................    (13,777)  (107,558)   (11,792)
  Payments on capital leases....................................................         --         --       (557)
  Purchases of treasury stock and warrants......................................    (14,010)   (11,143)        --
  Bank overdrafts...............................................................      2,753     (4,411)     2,827
                                                                                  ---------  ---------  ---------
Net cash provided (used) by financing activities................................    (16,550)   (10,770)    11,163
                                                                                  ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents................................      1,364      8,553    (12,330)
Cash and cash equivalents at the beginning of the fiscal year...................     14,233     15,597     24,150
                                                                                  ---------  ---------  ---------
Cash and cash equivalents at the end of the fiscal year.........................  $  15,597  $  24,150  $  11,820
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
Supplemental cash flow information:
  Interest paid.................................................................  $   8,944  $  14,325  $  36,744
  Income taxes paid (refunded), net.............................................      3,795      3,160        561

          See accompanying notes to consolidated financial statements.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND BASIS OF PRESENTATION

    KinderCare Learning Centers, Inc. is the largest for-profit provider of preschool educational and child care services in the United States. At May 29, 1998, KinderCare operated a total of 1,147 centers, with 1,145 centers in 38 states in the United States and two centers in the United Kingdom. The consolidated financial statements include the financial statements of KinderCare and its wholly owned subsidiaries: Mini-Skools Limited; KinderCare Development Corp.; KinderCare Real Estate Corp.; KinderCare Learning Centres Limited and KinderCare Properties Limited. All significant inter-company balances and transactions have been eliminated in consolidation.

FISCAL YEAR

    KinderCare's fiscal year ends on the Friday closest to May 31. The first quarter is 16 weeks long and the second, third and fourth quarters are each twelve weeks long. The fiscal years ended May 31, 1996 ("fiscal 1996"), May 30, 1997 ("fiscal 1997") and May 29, 1998 ("fiscal 1998") were 52-week fiscal years.

REVENUE RECOGNITION

    KinderCare recognizes revenue for child care services as earned. Net revenues include tuition, fees and non-tuition income, reduced by discounts. KinderCare receives fees for reservation, registration, education and transportation services. Non-tuition income is primarily comprised of field trip revenue.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash held in banks and liquid investments with original maturities not exceeding 90 days.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation on buildings and equipment is provided on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the lease term, including expected lease renewal options where KinderCare has the unqualified right to exercise the option.

    KinderCare's property and equipment is depreciated using the following estimated useful lives:

                                                                                     LIFE
                                                                                 -------------
Buildings......................................................................  10-40 years
Building renovations...........................................................  5-10 years
Leasehold improvements.........................................................  5-10 years
Computer equipment.............................................................  3 years
All other equipment............................................................  3-10 years

    During the fourth quarter of fiscal 1998, KinderCare changed the estimated useful life of auxiliary equipment to three years. The change was made to better align the estimated useful life of auxiliary equipment with actual experience. Depreciation expense increased $9.4 million in fiscal 1998 as a result of the change in estimate. The after-tax impact was reduced net income and basic and diluted income

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) per share of $5.6 million and $0.60 per share, respectively. Auxiliary equipment is comprised of educational supplies, such as toys, books, video games and playground equipment, furniture, cots and kitchen and other equipment used in the operation of the centers. Auxiliary equipment is depreciated to 50% of its initial cost on a straight-line basis over three years. Subsequent replacements are expensed when placed in service.

ASSET IMPAIRMENTS

    Long-lived assets and certain identifiable intangibles to be held and used by KinderCare are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. KinderCare regularly evaluates long-lived assets for impairment by comparing projected undiscounted cash flows for each asset to the carrying value of such asset. If the projected undiscounted cash flows are less than the asset's carrying value, KinderCare records an impairment charge, if necessary, to reduce the carrying value to estimated fair value.

DEFERRED FINANCING COSTS

    Deferred financing costs are amortized on a straight-line basis over the lives of the related debt facilities.

PRE-OPENING COSTS

    Pre-opening costs include training salaries, grand opening and promotion expenses and the initial purchase of forms and supplies needed to operate the center. During fiscal 1997, KinderCare changed its method of accounting for pre-opening costs to the direct write-off method, resulting in expense of approximately $0.7 million (see Note 3). Prior to fiscal 1997, pre-opening costs were deferred and amortized over one year.

SELF-INSURANCE PROGRAMS

    KinderCare is self-insured for certain levels of general liability, workers' compensation, property and employee medical coverage. Estimated costs of these self-insurance programs are accrued at the undiscounted value of projected settlements for known and anticipated claims.

INCOME TAXES

    Deferred income taxes result primarily from temporary differences between financial and tax reporting. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

STOCK-BASED COMPENSATION

    Effective June 1, 1996, KinderCare adopted Statement of Financial Accounting Standards ("SFAS") No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. KinderCare will continue to measure compensation expense for its stock-based employee compensation plans using the method prescribed by APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and will, if material, provide pro forma disclosures of net income and earnings per share as if the method prescribed by SFAS No. 123 had been applied in measuring compensation expense.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NET INCOME (LOSS) PER SHARE

    During the third quarter of fiscal 1998, KinderCare adopted SFAS No. 128, EARNINGS PER SHARE. This statement requires the presentation of basic and diluted earnings per share for all periods presented.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes requirements for disclosure of comprehensive income. The new standard becomes effective for KinderCare's fiscal year 1999 and requires reclassification of earlier financial statements for comparative purposes.

    In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for disclosure about operating segments in annual financial statements and requires disclosure of selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement superceded SFAS No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE. The new standard becomes effective for KinderCare's fiscal year 1999 and requires that comparative information from earlier years be restated to conform to the requirements of this standard. KinderCare does not believe any substantial changes to its disclosures will be made at the time SFAS No. 131 is adopted.

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The new standard becomes effective for KinderCare's fiscal year 2001. KinderCare has not yet fully evaluated the impact of this statement.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

    Certain prior period amounts have been reclassified to conform to the current year's presentation.

2. RECAPITALIZATION

    On October 3, 1996, KinderCare and KCLC Acquisition Corp. ("KCLC") entered into an Agreement and Plan of Merger (the "Merger Agreement"). KCLC was a wholly owned subsidiary of KLC Associates, L.P. (the "Partnership"), a partnership formed at the direction of Kohlberg Kravis Roberts & Co., a private investment firm ("KKR"). Pursuant to the Merger Agreement, on February 13, 1997, KCLC was merged with and into KinderCare (the "Merger"), with KinderCare

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

2. RECAPITALIZATION (CONTINUED)
continuing as the surviving corporation. Upon completion of the Merger, affiliates of KKR owned 7,828,947 shares, or approximately 83.6% of the 9,368,421 shares of common stock outstanding after the Merger. At May 29, 1998, the Partnership owned 82.6% of the outstanding common stock of KinderCare. Subject to certain provisions of the Merger Agreement, each issued and outstanding share of common stock was converted, at the election of the holder, into either the right to receive $19.00 in cash or the right to retain one share of common stock, subject to proration.

    In connection with the Merger, KinderCare repaid the then outstanding $91.6 million balance on KinderCare's previous $150.0 million credit facility and paid $382.4 million to redeem common stock, warrants and options. In order to fund the transactions contemplated by the Merger (the "Recapitalization"), KinderCare issued $300.0 million 9 1/2% senior subordinated notes, executed a revolving credit facility of $300.0 million, borrowed $50.0 million against a term loan facility and issued 7,828,947 shares of common stock to KKR affiliates for $148.8 million.

    During the third and fourth quarters of fiscal 1997, non-recurring costs in connection with the Recapitalization of approximately $17.3 million were incurred and expensed. Additionally, financing costs of $27.2 million were deferred, classified as other assets and are being amortized over the lives of the new debt facilities.

3. RESTRUCTURING AND OTHER CHARGES (INCOME), NET

    During the fourth quarter of fiscal 1997, KinderCare decided to relocate its corporate offices from Montgomery, Alabama to Portland, Oregon in fiscal 1998. In connection with the relocation, KinderCare recognized $5.7 million in restructuring costs, primarily expenses incurred in the retention, recruitment and relocation of employees and travel costs related to the office relocation, in fiscal 1998. During the fourth quarter of fiscal 1997, restructuring costs, primarily severance related, of $3.4 million and a $5.0 million charge to write down KinderCare's then headquarters facility in Montgomery, Alabama to net realizable value were recognized. During fiscal 1996, KinderCare made substantial changes to its field operations, facilities management and support functions. As a result of these changes, KinderCare provided $6.5 million for restructuring costs, primarily to cover severance arrangements for the approximately 100 positions which were eliminated.

    During the fourth quarter of fiscal 1997, KinderCare recorded impairment losses of $1.9 million, comprised of $1.3 million with respect to certain long-lived assets and $0.6 million related to Kids Choice-TM-anticipated lease termination costs. Additionally, charges of approximately $1.5 million were incurred to write-off certain marketing materials and deferred pre-opening costs on new centers. During fiscal 1996, KinderCare limited the development of its Kid's Choice-TM- centers to contracts in process and recorded an impairment loss of $6.3 million, consisting of a writedown of $5.3 million for the recoverability of certain long lived assets, primarily leasehold improvements (which were valued based on anticipated discounted cash flows), and $1.0 million for anticipated lease termination costs.

    During fiscal 1998, KinderCare, as a member of the Presidential Life Global Class Action, received a $0.5 million payment, net of attorney's fees, as settlement of KinderCare's claim in the United States District Court in New York against Michael R. Milken, et al. During fiscal 1997, a $1.5 million interest payment was received from Enstar Group Inc. ("Enstar"), KinderCare's former parent, in connection with a settlement of KinderCare's claim against Enstar in the U.S. Bankruptcy court in Montgomery, Alabama. During fiscal 1996, KinderCare received a cash distribution of $11.3 million from Enstar in connection with KinderCare's claim.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

4. RECEIVABLES

    Receivables consist of the following (dollars in thousands):

                                                                                       MAY 30, 1997  MAY 29, 1998
                                                                                       ------------  ------------
Tuition..............................................................................   $   14,728    $   17,817
Allowance for doubtful accounts......................................................       (2,192)       (3,695)
                                                                                       ------------  ------------
                                                                                            12,536        14,122
Other................................................................................        1,113           865
                                                                                       ------------  ------------
                                                                                        $   13,649    $   14,987
                                                                                       ------------  ------------
                                                                                       ------------  ------------

5. PREPAID EXPENSES AND SUPPLIES

    Prepaid expenses and supplies consist of the following (dollars in thousands):

                                                                                       MAY 30, 1997   MAY 29, 1998
                                                                                       -------------  -------------
Prepaid rent.........................................................................    $   3,233      $   3,279
Inventories..........................................................................        1,862          1,224
Other................................................................................        1,019            436
                                                                                            ------         ------
                                                                                         $   6,114      $   4,939
                                                                                            ------         ------
                                                                                            ------         ------

6. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following (dollars in thousands):

                                                                                       MAY 30, 1997  MAY 29, 1998
                                                                                       ------------  ------------
Land.................................................................................   $  139,481    $  147,535
Buildings and leasehold improvements.................................................      337,010       364,235
Equipment............................................................................       91,354       107,472
Construction in progress.............................................................        7,947        18,097
                                                                                       ------------  ------------
                                                                                           575,792       637,339
Accumulated depreciation and amortization............................................     (104,234)     (129,226)
                                                                                       ------------  ------------
                                                                                        $  471,558    $  508,113
                                                                                       ------------  ------------
                                                                                       ------------  ------------

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

7. ACCRUED EXPENSES AND OTHER LIABILITIES

    Accrued expenses and other liabilities consist of the following (dollars in thousands):

                                                                                       MAY 30, 1997  MAY 29, 1998
                                                                                       ------------  ------------
Accrued compensation, benefits and related taxes.....................................   $   22,481    $   29,475
Accrued interest.....................................................................        9,144         8,845
Deferred revenue.....................................................................        8,704         8,210
Accrued property taxes...............................................................        6,622         6,605
Accrued restructuring and other charges..............................................        5,020         1,625
Self insurance.......................................................................        5,707         7,103
Accrued income taxes.................................................................        3,136         2,800
Other................................................................................        8,242        11,558
                                                                                       ------------  ------------
                                                                                        $   69,056    $   76,221
                                                                                       ------------  ------------
                                                                                       ------------  ------------

8. LONG-TERM DEBT

    Long-term debt consists of the following (dollars in thousands):

                                                                                       MAY 30, 1997  MAY 29, 1998
                                                                                       ------------  ------------
Secured:
  Borrowings under revolving credit facility, interest at adjusted LIBOR plus 2.50%
    (7.15% at May 29, 1998)..........................................................   $       --    $   10,000
  Term loan facility, interest at adjusted LIBOR plus 3.00% (8.69% at May 30, 1997
    and 8.14% at May 29, 1998).......................................................       50,000        49,500
  Industrial refunding revenue bonds at variable rates of interest from 4.15% to
    5.79% at May 30, 1997 and 4.05% to 5.70% at May 29, 1998, supported by letters of
    credit, maturing 1999 to 2009....................................................       33,025        33,025
  Real and personal property mortgages payable in monthly installments through 1999,
    interest rate of 8.00%...........................................................        6,161         5,223
  Industrial revenue bonds secured by real property with maturities to 2005 at
    interest rates of 5.95% to 12.75%................................................        5,492         5,190
Unsecured:
  Senior subordinated notes due 2009, interest at 9 1/2%, payable semi-annually......      300,000       300,000
  Senior subordinated notes due 2001, interest at 10 3/8%, payable semi-annually.....          211           159
                                                                                       ------------  ------------
                                                                                           394,889       403,097
Less current portion of long-term debt...............................................        1,760         1,839
                                                                                       ------------  ------------
                                                                                        $  393,129    $  401,258
                                                                                       ------------  ------------
                                                                                       ------------  ------------

CREDIT FACILITIES

    KinderCare has credit facilities which are provided by a syndicate of financial institutions and include a Term Loan Facility of $50.0 million and a Revolving Credit Facility of $300.0 million (the "Credit Facilities"). KinderCare must pay an annual commitment fee equal to 1/2 of 1% per annum of

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

8. LONG-TERM DEBT (CONTINUED)
the undrawn portion of the commitments in respect of the Credit Facilities, subject to reduction under a performance-based pricing grid, and a letter of credit fee based on the aggregate face value of the outstanding letters of credit under the Revolving Credit Facility.

    The Term Loan Facility will mature on February 13, 2006 and provides for $0.5 million annual interim amortization. The initial interest rate, at the option of KinderCare, is adjusted LIBOR (as defined) plus 3.00% or ABR (as defined) plus 1.75%, subject to reduction under a performance-based pricing grid. KinderCare drew $50.0 million under the original $90.0 million of total availability under the Term Loan Facility. The availability of the remaining $40.0 million expired on August 13, 1997. The Term Loan Facility is subject to mandatory prepayment from (i) 100% of the net cash proceeds on the sale of certain non-ordinary-course assets, (ii) 100% of the net cash proceeds from certain sale/ leaseback transactions, (iii) 50% of excess cash flow (as defined) and (iv) 100% of the net proceeds from the issuance of certain debt obligations.

    The Revolving Credit Facility commitment will mature February 13, 2004. The initial interest rate, at the option of KinderCare, is adjusted LIBOR plus 2.50% or ABR plus 1.25%, subject to reduction under a performance-based pricing grid. At May 29,1998, of the $300.0 million available under the Revolving Credit Facility, KinderCare had approximately $42.2 million committed under outstanding letters of credit and $10.0 million drawn.

    KinderCare's obligations under the Credit Facilities are secured by a perfected first priority pledge of and security interest in the common stock of each existing and subsequently acquired direct domestic subsidiary of KinderCare and 65% of the common stock of each existing and subsequently acquired direct foreign subsidiary and, in certain circumstances, non-cash consideration received for certain sales of assets.

    The Credit Facilities contain customary covenants and restrictions on KinderCare's ability to engage in certain activities and include customary events of default. In addition, the Credit Facilities provide that KinderCare must meet or exceed defined interest coverage ratios and must not exceed defined leverage ratios.

INDUSTRIAL REVENUE BONDS

    SERIES A THROUGH E INDUSTRIAL REVENUE BONDS--KinderCare is obligated to various issuers of industrial revenue bonds (the "Refunded IRBs") in an amount totaling approximately $33.0 million outstanding at May 30, 1997 and May 29, 1998. The Refunded IRBs were issued to provide funds for refunding an equal principal amount of industrial revenue bonds which were used to finance the cost of acquiring, constructing and equipping certain facilities of KinderCare. The Refunded IRBs bear interest at variable rates from 4.05% to 5.70% and each is secured by a letter of credit under the Revolving Credit Facility.

    OTHER IRBS--KinderCare also is obligated to various issuers of other industrial revenue bonds (the "IRBs") in the aggregate principal amount of approximately $5.5 and $5.2 million at May 30, 1997 and May 29, 1998, respectively. The principal amount of such IRBs was used to finance the cost of acquiring, constructing and equipping certain child care facilities and the IRBs are secured by these facilities. The IRBs bear interest at rates of 5.95% to 12.75%.

               KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

8. LONG-TERM DEBT (CONTINUED)
SENIOR SUBORDINATED NOTES

    In fiscal 1997, KinderCare issued $300.0 million in unsecured senior subordinated notes due February 15, 2009 (the "9 1/2% Senior Subordinated Notes") under an indenture (the "Indenture") between KinderCare and Marine Midland Bank, as trustee. The 9 1/2% Senior Subordinated Notes bear interest at the fixed rate of 9 1/2% per annum, payable semi-annually on February 15 and August 15 of each year, and are effectively subordinated to the secured indebtedness of KinderCare, including indebtedness under the Credit Facilities.

    The 9 1/2% Senior Subordinated Notes are callable by KinderCare at 104.750% of par from February 15, 2002 through February 15, 2003. The redemption price is reduced to 103.167% of par on February 15, 2003, to 101.583% of par on February 15, 2004 and on February 15, 2005, until maturity, the notes may be redeemed at par. Upon a change of control, as defined in the Indenture, each holder of the 9 1/2% Senior Subordinated Notes may require KinderCare to repurchase all or a portion of such holder's notes for a cash purchase price equal to 101% of par, together with accrued and unpaid interest to the date of repurchase.

    The 9 1/2% Senior Subordinated Notes contain a number of covenants similar to those of the Credit Facilities and include certain limitations with respect to payment of dividends, incurrence of additional indebtedness, creation of liens, asset or subsidiary sales, transactions with affiliates, investments and guarantees, all of which are described in the Indenture.

    In fiscal 1994, KinderCare issued $100.0 million in unsecured senior subordinated notes due June 1, 2001, which bear interest at a fixed rate of 10 3/8% per annum, payable semi-annually on December 1 and June 1 of each year ("the 10 3/8% Senior Subordinated Notes"). The 10 3/8% Senior Subordinated Notes are effectively subordinated to the secured indebtedness of KinderCare, including indebtedness under the Credit Facilities. In a series of transactions preceding and in contemplation of the Merger, KinderCare retired 99.7% of the 10 3/8% Senior Subordinated Notes.

PRINCIPAL PAYMENTS

    The aggregate minimum annual maturities of long-term debt for the five fiscal years subsequent to May 29, 1998 are as follows (dollars in thousands):

FISCAL YEAR:
----------------------------------------------------------------------------------
1999..............................................................................  $    1,839
2000..............................................................................      11,681
2001..............................................................................      14,733
2002..............................................................................         822
2003..............................................................................       4,733
Thereafter........................................................................     369,289
                                                                                    ----------
  Total...........................................................................  $  403,097
                                                                                    ----------
                                                                                    ----------

9. INCOME TAXES

    The provision (benefit) for income taxes attributable to income (loss) before income taxes and extraordinary items consists of the following (dollars in thousands):

                                                                                   FISCAL YEARS ENDED
                                                                        -----------------------------------------
                                                                        MAY 31, 1996  MAY 30, 1997   MAY 29, 1998
                                                                        ------------  -------------  ------------
Current:
  Federal.............................................................   $      832     $   3,980     $      470
  State...............................................................         (132)          815             60
  Foreign.............................................................          564           562            322
                                                                        ------------       ------    ------------
                                                                              1,264         5,357            852
                                                                        ------------       ------    ------------
Deferred:
  Federal.............................................................       10,292        (1,390)         3,224
  State...............................................................        2,137          (530)         1,426
  Foreign.............................................................         (144)          (62)        (3,500)
                                                                        ------------       ------    ------------
                                                                             12,285        (1,982)         1,150
                                                                        ------------       ------    ------------
                                                                         $   13,549     $   3,375     $    2,002
                                                                        ------------       ------    ------------
                                                                        ------------       ------    ------------

    A reconciliation between the statutory federal income tax rate and the effective income tax rates on income (loss) before income taxes and extraordinary items is as follows:

                                                                                    FISCAL YEARS ENDED
                                                                        ------------------------------------------
                                                                        MAY 31, 1996  MAY 30, 1997   MAY 29, 1998
                                                                        ------------  -------------  -------------
Expected tax provision (benefit) on income (loss) before income taxes
  and extraordinary items at federal rate--35%........................   $   12,334     $    (721)     $   1,900
State income taxes, net of federal tax benefit........................        1,303          (235)           265
Non-deductible recapitalization and other expenses....................           --         4,594            101
Tax credits, net of valuation adjustment..............................         (465)         (620)          (332)
Other, net............................................................          377           357             68
                                                                        ------------       ------         ------
                                                                         $   13,549     $   3,375      $   2,002
                                                                        ------------       ------         ------
                                                                        ------------       ------         ------

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at May 30, 1997 and May 29, 1998 are summarized as follows (dollars in thousands):

                                                                                       MAY 30, 1997  MAY 29, 1998
                                                                                       ------------  ------------
Deferred tax assets:
  Self-insurance reserves............................................................   $   11,282    $   11,232
  Net operating loss carryforwards...................................................        4,760         9,461
  Capital loss carryforwards.........................................................        4,818           361
  Tax credits........................................................................        6,547         9,466
  Property and equipment, basis differences..........................................        1,355            --
  Other..............................................................................       13,058         7,397
                                                                                       ------------  ------------
    Total gross deferred tax assets..................................................       41,820        37,917
      Less valuation allowance.......................................................       (7,050)       (3,000)
                                                                                       ------------  ------------
    Net deferred tax assets..........................................................       34,770        34,917
Deferred tax liabilities:
  Property and equipment, basis differences..........................................           --        (6,853)
  Property and equipment, basis differences of foreign subsidiaries..................       (8,944)       (5,444)
  Stock basis of foreign subsidiary..................................................       (3,622)       (3,622)
  Other..............................................................................       (2,056)           --
                                                                                       ------------  ------------
    Total gross deferred tax liabilities.............................................      (14,622)      (15,919)
                                                                                       ------------  ------------
    Financial statement net deferred tax assets......................................   $   20,148    $   18,998
                                                                                       ------------  ------------
                                                                                       ------------  ------------

    The valuation allowance decreased by $4.1 million during fiscal 1998. Deferred tax assets have been recognized to the extent of existing deferred tax liabilities and income taxes paid that are subject to recovery through carryback. Future recognized tax benefits relating to the valuation allowance of $3.0 million will reduce tax expense.

    At May 29, 1998, KinderCare had $24.6 million of net operating losses available for carryforward which expire in fiscal year 2013. Utilization of the net operating losses is subject to an annual limitation of $9.8 million. KinderCare also has capital losses of $0.9 million, which are available to offset future capital gains, and expire in fiscal year 2000. Additionally, KinderCare has tax credits available for carryforward for federal income tax purposes of $9.5 million, which are available to offset future federal income taxes through fiscal year 2013.

10. BENEFIT PLANS

STOCK PURCHASE AND OPTION PLANS

    During 1993, KinderCare adopted the KinderCare Learning Centers, Inc. 1993 Stock Option and Incentive Plan (the "1993 Plan"). Prior to the Merger, this plan authorized a committee of the Board of Directors of KinderCare to grant or award to eligible employees of KinderCare and its subsidiaries and affiliates, stock options and restricted stock and related warrants of KinderCare beginning on March 31, 1993. In connection with the 1993 Plan, KinderCare reserved approximately 1.9 million shares of common stock for issuance to employees of KinderCare upon exercise of options available for grants made by the Board of Directors of KinderCare.

    At the effective time of the Merger, all stock options granted by KinderCare under the 1993 Plan were cancelled and each option was exchanged for a payment from KinderCare after the Merger

(subject to any applicable withholding taxes) equal to the product of (i) the total number of shares of common stock previously subject to such stock option and (ii) the excess of $19.00 over the exercise price per share of the common stock previously subject to such stock option. The cancellation of the stock options resulted in payments of approximately $3.8 million. The 1993 Plan was terminated at the effective time of the Merger.

    During fiscal 1997, the Board of Directors of KinderCare adopted and, during fiscal 1998, the stockholders approved the 1997 Stock Purchase and Option Plan for Key Employees of KinderCare Learning Centers, Inc. and Subsidiaries (the "1997 Plan"). The 1997 Plan authorizes grants of stock or stock options covering 2,500,000 shares of KinderCare's common stock. Grants or awards under the 1997 Plan may take the form of purchased stock, restricted stock, incentive or nonqualified stock options or other types of rights specified in the 1997 Plan.

    During fiscal 1997 and fiscal 1998, the executive officers purchased 157,895 and 105,776 shares of restricted common stock in aggregate, respectively, under the terms of the 1997 Plan. Certain executive officers executed term notes ("Stockholder Notes") with KinderCare in order to purchase the restricted stock. The Stockholder Notes are due February 20, 2008 and bear interest at 5.84% per annum, payable semi-annually on June 30 and December 31. Certain of the Stockholder Notes contain mandatory prepayment provisions. At May 29, 1998, Stockholder Notes totaled $1.3 million and are reflected as a component of stockholders' equity.

    In conjunction with the purchase of restricted stock, options to acquire an aggregate of an additional 421,053 and 264,440 shares of common stock were granted to the executive officers during fiscal 1997 and 1998, respectively. Each of such options had a weighted average fair value, calculated using the Black Scholes option pricing model, of approximately $8.35 and $7.53 on the date of grant in fiscal 1997 and 1998, respectively. The assumptions used during fiscal 1997 and 1998 to estimate the grant date present value were volatility of 28.0% in fiscal 1997 and 26.0% in fiscal 1998, risk-free rate of return of 5.8% in fiscal 1997 and 5.5% in fiscal 1998, dividend yield of 0.0% and time to exercise of seven years. All of the stock options granted were non-qualified options which vest 20% per year over a five-year period. No other options were outstanding at May 29, 1998.

    Grants or awards under the 1997 Plan are made at prices determined by the Board of Directors. All options granted under the 1997 Plan during fiscal 1997 and 1998 have an exercise price of $19.00 per share.

    A summary of options outstanding is as follows:

                                                                                                      WEIGHTED
                                                                                                       AVERAGE
                                                                                        NUMBER OF     EXERCISE
                                                                                          SHARES        PRICE
                                                                                        ----------  -------------
Outstanding June 2, 1995..............................................................   1,307,638    $   10.11
  Granted.............................................................................     256,700        13.03
  Exercised...........................................................................    (746,560)        9.60
  Canceled............................................................................     (73,640)       11.62
                                                                                        ----------       ------
Outstanding May 31, 1996..............................................................     744,138        11.48
  Granted.............................................................................     460,053        18.60
  Exercised...........................................................................    (596,058)       11.70
  Canceled............................................................................    (187,080)       11.36
                                                                                        ----------       ------
Outstanding May 30, 1997..............................................................     421,053        19.00
  Granted.............................................................................     264,440        19.00
                                                                                        ----------       ------
Outstanding May 29, 1998..............................................................     685,493    $   19.00
                                                                                        ----------       ------
                                                                                        ----------       ------

    Options outstanding at May 29, 1998 have a remaining contractual life of 8.8 years. Exercisable options at May 29, 1998 totaled 120,388.

    As discussed in Note 1, KinderCare has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for stock options granted with an exercise price equal to the fair value of the underlying stock on the date of grant. Had compensation cost for KinderCare's stock option plans been determined based on the estimated weighted average fair value of the options at the date of grant, KinderCare's net income and basic and diluted income per share for fiscal 1998 would have been $2.8 million and $0.29 per share compared to the reported amounts of $3.4 million and $0.36, respectively. During fiscal 1996 and 1997, the pro forma and reported amounts did not materially differ.

SAVINGS AND INVESTMENT PLAN

    The Board of Directors of KinderCare adopted the KinderCare Learning Centers, Inc. Savings and Investment Plan (the "Savings Plan") effective January 1, 1990 and approved the restatement of the Savings Plan effective July 1, 1998. All employees over the age of 21 of KinderCare and its subsidiaries are eligible to participate in the Savings Plan on the quarterly entry date after the employee has been employed a minimum of six months and completed 1,000 hours of service. Participants may contribute, in increments of 1% up to 18% of their compensation to the Savings Plan. The Board of Directors has elected, since April 1, 1991, not to match employee contributions.

NONQUALIFIED DEFERRED COMPENSATION PLAN

    The Board of Directors of KinderCare adopted the KinderCare Learning Centers, Inc. Nonqualified Deferred Compensation Plan (the "DC Plan") effective August 1, 1996 and approved the restatement of the DC Plan effective August 1, 1996. Under the DC Plan, certain highly compensated or key management employees are provided the opportunity to defer receipt and income taxation of such employees' compensation.

DIRECTORS' DEFERRED COMPENSATION PLAN

    On May 27, 1998, the Board of Directors of KinderCare adopted the Directors' Deferred Compensation Plan (the "Directors' DC Plan"). Under the Directors' DC Plan, members of the Board of Directors may elect to defer receipt and income taxation of all or a portion of such members' annual retainer. Any amounts deferred under the Directors' DC Plan will be credited to a phantom stock account. The number of shares of phantom stock credited to the director's account will be determined based on the amount of deferred compensation divided by the then fair value per share, as defined in Directors' DC Plan, of KinderCare's common stock.

    Distributions from the Directors' DC Plan are made in cash and reflect the fair value per share of the common stock at the time of distribution multiplied by the number of phantom shares credited to the director's account. Distributions from the Directors' DC Plan occur upon the earlier of (i) the first day of the year following the director's retirement or separation from the Board, or (ii) termination of the Directors' DC Plan.

11. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair value estimates, methods and assumptions are set forth below for KinderCare's financial instruments at May 30, 1997 and May 29, 1998.

CASH AND CASH EQUIVALENTS, RECEIVABLES AND CURRENT LIABILITIES

    Fair value approximates carrying value as reflected in the consolidated balance sheets at May 30, 1997 and May 29, 1998 because of the short-term maturity of these instruments.

LONG-TERM DEBT

    The carrying value of KinderCare's 9 1/2% Senior Subordinated Notes, at May 29, 1998, approximated fair value based on current market activity, while the fair value at May 30, 1997, approximated fair value due to the recent Merger and refinancing. The carrying values for KinderCare's remaining long-term debt of $94.9 and $103.1 million at May 30, 1997 and May 29, 1998, respectively, approximated market value based on current rates that management believes could be obtained for similar debt.

12. COMMITMENTS AND CONTINGENCIES

    KinderCare conducts a portion of its operations from leased or subleased day care centers. Subsequent to January 1, 1993, KinderCare re-negotiated certain day care center leases to amend the terms to allow KinderCare the right to terminate the lease at any time with minimal notice. In connection with the termination option, KinderCare, in certain instances, prepaid up to 12 months rent. Such amounts, totaling approximately $3.2 million, will be amortized over the termination transition period or over the appropriate remaining months of the lease period. At May 29, 1998, the remaining unamortized balance of the prepaid amount was $2.3 million. In addition, several leases were re-negotiated to decrease the monthly fixed rental payments.

    KinderCare leases its fleet of vehicles. Each vehicle in KinderCare's fleet is leased pursuant to the terms of a 12-month non-cancelable master lease which may be renewed on a month-to-month basis after the initial 12 month lease period. Payments under the vehicle leases vary with the number of vehicles leased and changes in interest rates. The vehicle leases require that KinderCare guarantee specified residual values upon cancellation. In most cases, management expects that substantially all of the leases will be renewed or replaced by other leases as part of the normal course of business. All such leases are classified as operating leases. Expenses incurred in connection with the fleet vehicle leases were $10.3 million, $10.1 million and $10.9 million for fiscal 1996, 1997 and fiscal 1998, respectively.

    Following is a schedule of future minimum lease payments under operating leases, that have initial or remaining non-cancelable lease terms in excess of one year at May 29, 1998 (dollars in thousands):

FISCAL YEAR:
-----------------------------------------------------------------------------------
1999...............................................................................  $  17,952
2000...............................................................................     15,253
2001...............................................................................     12,446
2002...............................................................................     10,217
2003...............................................................................      8,780
Subsequent years...................................................................     47,543

    At May 29, 1998, KinderCare had a Revolving Credit Facility of $300.0 million, of which $42.2 million was committed under outstanding letters of credit.

    KinderCare is presently, and is from time to time, subject to claims and suits arising in the ordinary course of business, including suits alleging child abuse. In certain of such actions, plaintiffs request damages that are covered by insurance. KinderCare believes that none of the claims or suits of which it is aware will materially affect its financial position, operating results or cash flows, although absolute assurance cannot be given with respect to the ultimate outcome of any such actions.

13. STOCK REPURCHASE PROGRAMS

    On February 15, 1995 the Board of Directors of KinderCare authorized the repurchase of up to $10 million of KinderCare's common stock. This repurchase was completed and all shares retired during fiscal 1996. On May 2, 1996, the Board of Directors authorized an additional repurchase of $10 million and increased it to $23.0 million on June 3, 1996. During fiscal 1996, under the additional stock buyback program, 259,000 shares and 120,000 warrants were repurchased for $4.2 million. During fiscal 1997, under the additional stock buyback program, 852,500 shares and 315,000 warrants were repurchased for $14.1 million. All shares repurchased were retired. Other than in connection with the Merger, no additional shares or warrants were repurchased subsequent to July 22, 1996 and the stock buyback programs were terminated at the effective time of the Merger.

14. EXTRAORDINARY LOSSES

    During fiscal 1997, KinderCare purchased $99.4 million aggregate principal amount of its 10 3/8% Senior Subordinated Notes for an aggregate price of $108.3 million. This transaction included the write-off of deferred financing costs of $1.7 million and resulted in an extraordinary loss of $6.5 million, net of income taxes of $4.1 million. In connection with the Merger and retirement of existing debt, an extraordinary loss of $1.0 million, net of income taxes of $0.7 million, was recognized for the write-off of deferred financing costs related to KinderCare's previous credit facility.

15. INCOME (LOSS) PER SHARE

    In 1997, the FASB issued SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants or convertible securities. Diluted earnings per share is very similar to previously reported fully diluted earnings per share. All earnings per share amounts have been presented, and where necessary restated, to conform to the requirements of SFAS No. 128.

    Income (loss) before extraordinary items (numerator) was the same in the calculation of basic and diluted income (loss) per share for fiscal 1996, 1997 and 1998. The following table shows the reconciliation of the weighted average common shares (shares in thousands):

                                                                                     FISCAL YEARS ENDED
                                                                        ---------------------------------------------
                                                                        MAY 31, 1996   MAY 30, 1997    MAY 29, 1998
                                                                        -------------  -------------  ---------------
Weighted average common shares outstanding............................       19,770         16,479           9,397
Dilutive effect of options............................................          422             --               1
                                                                             ------         ------           -----
Weighted average common shares outstanding and potential common
  shares..............................................................       20,192         16,479           9,398
                                                                             ------         ------           -----
                                                                             ------         ------           -----

    In accordance with SFAS No. 128, the potential common shares for fiscal 1997 were not included in the calculation of diluted income (loss) per share due to their anti-dilutive effect when a loss before extraordinary items exists.

16. QUARTERLY RESULTS (UNAUDITED)

    A summary of results of operations for fiscal 1997 and fiscal 1998 is as follows (dollars in thousands, except per share data):

                                                                     FIRST       SECOND        THIRD       FOURTH
                                                                  QUARTER(A)   QUARTER(B)   QUARTER(B)   QUARTER(B)
                                                                  -----------  -----------  -----------  -----------
FISCAL YEAR ENDED MAY 30, 1997:
  Revenues, net.................................................   $ 171,427    $ 128,324    $ 126,657    $ 136,727
  Operating income (loss).......................................       9,751       14,366       (3,074)        (941)
  Income (loss) before extraordinary items......................       2,978        6,820      (10,455)      (4,778)
  Basic income (loss) per share before extraordinary items......        0.15         0.35        (0.61)       (0.50)
  Diluted income (loss) per share before extraordinary items....        0.15         0.33        (0.61)       (0.50)
  Net income (loss).............................................       1,749        1,569      (11,507)      (4,778)
  Basic and diluted income (loss) per share.....................        0.09         0.08        (0.67)       (0.50)

FISCAL YEAR ENDED MAY 29, 1998:
  Revenues, net.................................................   $ 180,562    $ 135,587    $ 134,823    $ 146,098
  Operating income..............................................      12,649        9,807       12,633       10,404
  Net income....................................................          28          319        2,060        1,019
  Basic and diluted income per share............................        0.00         0.03         0.22         0.11

------------------------

(a) Sixteen week quarter

(b) Twelve week quarters

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
KinderCare Learning Centers, Inc.:

    We have audited the accompanying consolidated balance sheets of KinderCare Learning Centers, Inc. and subsidiaries (the "Company") as of May 29, 1998 and May 30, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KinderCare Learning Centers, Inc. and subsidiaries as of May 29, 1998 and May 30, 1997, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Portland, Oregon
July 24, 1998

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
KinderCare Learning Centers, Inc.:

    We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of KinderCare Learning Centers, Inc. and subsidiaries for the year ended May 31, 1996. These consolidated financial statements are the responsibility of KinderCare's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of KinderCare Learning Centers, Inc. and subsidiaries for the year ended May 31, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Atlanta, Georgia
August 9, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         SHARES

                       KINDERCARE LEARNING CENTERS, INC.

                                  COMMON STOCK

                              -------------------

                              P R O S P E C T U S

                              -------------------

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                              SALOMON SMITH BARNEY

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED APRIL 9, 1999

PROSPECTUS

 [LOGO]
                                         SHARES
                       KINDERCARE LEARNING CENTERS, INC.

                                  COMMON STOCK

                             ---------------------

    We are is issuing and selling   shares of common stock, and stockholders are
selling   shares of common stock. The international managers will offer shares outside the United States and Canada, and the U.S. underwriters
will offer         shares in the United States and Canada.

    We expect the public offering price to be between $      and $      per
share. Currently, our common stock does not trade on a national securities exchange and only a very limited public market exists for the shares. After pricing of the offering, we expect that the common stock will trade on The New
York Stock Exchange under the symbol "      ."

    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

                             ---------------------

                                                                                     PER SHARE     TOTAL
                                                                                    -----------  ---------
Public offering price.............................................................       $           $
Underwriting discount.............................................................      $            $
Proceeds, before expenses, to KinderCare..........................................      $            $
Proceeds, before expenses, to the selling stockholders............................      $            $

    The international managers may also purchase up to an additional shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an
aggregate of an additional             shares from the selling stockholders.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Merrill Lynch International is acting as sole book-running manager for the offering. Merrill Lynch International and Credit Suisse First Boston (Europe) Limited are acting as joint lead managers. The shares of common stock will be
ready for delivery in New York, New York on or about             , 1999.

                            ------------------------

                              JOINT LEAD MANAGERS

MERRILL LYNCH INTERNATIONAL                           CREDIT SUISSE FIRST BOSTON

                               ------------------

SALOMON SMITH BARNEY INTERNATIONAL

                                           NATIONSBANC MONTGOMERY SECURITIES LLC

                               ------------------

                  The date of this prospectus is       , 1999.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

GENERAL

    We intend to offer our common stock outside the United States and Canada through a number of international managers as well as elsewhere through U.S. underwriters. Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Salomon Brothers International Limited and NationsBanc Montgomery Securities LLC are acting as lead managers of each of the international managers named below. Subject to the terms and conditions set forth in an international purchase agreement among our company, the selling stockholders and the
international managers, and concurrently with the sale of       shares of common
stock to the U.S. underwriters, we and the selling stockholders have agreed to sell to the international managers, and each of the international managers severally and not jointly has agreed to purchase from our company and the selling stockholders, the number of shares of common stock set forth opposite its name below.

                                                                                   NUMBER OF
             INTERNATIONAL MANAGERS                                                  SHARES
--------------------------------------------------------------------------------  ------------
Merrill Lynch International.....................................................
Credit Suisse First Boston (Europe) Limited.....................................
Salomon Brothers International Limited .........................................
NationsBanc Montgomery Securities LLC...........................................
                                                                                  ------------
          Total.................................................................
                                                                                  ------------
                                                                                  ------------

    We and the selling stockholders have also entered into a U.S. purchase agreement with underwriters in the United States and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and NationsBanc Montgomery Securities LLC are acting as U.S. representatives. Subject to the terms and conditions set forth in the U.S. purchase agreement, and concurrently with the sale of shares of common stock to the international managers pursuant to the international purchase agreement, we and the selling stockholders have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed
to purchase from us and the selling stockholders, an aggregate of       shares
of common stock. The public offering price per share and the total underwriting discount per share of common stock are identical under the international purchase agreement and the U.S. purchase agreement.

    In the international purchase agreement and the U.S. purchase agreement, the several international managers and the several U.S. underwriters have agreed, subject to the terms and conditions set forth in those agreements, to purchase all of the shares of common stock being sold under the terms of each such agreement if any of the shares of common stock being sold under the terms of that agreement are purchased. In the event of a default by an underwriter, the international purchase agreement and the U.S. purchase agreement provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of common stock to be purchased by the international managers and the U.S. underwriters are conditioned upon one another.

    We and the selling stockholders have agreed to indemnify the international managers and the U.S. underwriters against liabilities, including liabilities under the Securities Act, or to contribute to payments the international managers and the U.S. underwriters may be required to make in respect of those liabilities.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

    The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and the other conditions contained in the international purchase agreement and the U.S. purchase agreement. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMITMENTS AND DISCOUNTS

    The lead managers have advised us and the selling stockholders that the international managers propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at such price less a concession not in excess of $
      per share of common stock. The international managers may allow, and such
dealers may reallow, a discount not in excess of $       per share of common
stock to other dealers. After the public offering, the public offering price, concession and discount may change.

    The following table shows the per share and total public offering price, underwriting discount to be paid by us and the selling stockholders to the international managers and the U.S. underwriters and the proceeds before expenses to us and the selling stockholders. This information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                                                           PER SHARE   WITHOUT OPTION  WITH OPTION
                                                                          -----------  --------------  -----------
Public offering price...................................................   $             $              $
Underwriting discount...................................................   $             $              $
Proceeds, before expenses, to KinderCare................................   $             $              $
Proceeds, before expenses, to the selling stockholders..................   $             $              $

    The expenses of the offering, exclusive of the underwriting discount, are
estimated at $      and are payable by Kindercare.

INTERSYNDICATE AGREEMENT

    The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the international managers and the U.S. underwriters are permitted to sell shares of our common stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the international managers and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to persons who are U.S. or Canadian persons or to persons they believe intend to resell to persons who are U.S. or Canadian persons, and the U.S. underwriters and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of common stock to non-U.S. persons or to non-Canadian persons or to persons they believe intend to resell to non-U.S. or non-Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

OVER-ALLOTMENT OPTION

    The selling stockholders have granted an option to the international managers, exercisable for 30 days after the date of this prospectus, to purchase
up to an aggregate of       additional shares of our common stock at the public
offering price set forth on the cover page of this prospectus, less the underwriting discount. The international managers may exercise this option solely to cover

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

over-allotments, if any, made on the sale of our common stock offered by this prospectus. To the extent that the international managers exercise this option, each international manager will be obligated to purchase a number of additional shares of our common stock proportionate to such international manager's initial amount reflected in the table at the beginning of this section of the prospectus.

    The selling stockholders also have granted an option to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to
purchase up to an aggregate of       additional shares of common stock to cover
over-allotments, if any, on terms similar to those granted to the international managers.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the public
offering price, up to             of the shares offered by this prospectus to be
sold to some of our directors, officers, employees, business associates and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

    We, our executive officers, other officers and directors, all of the selling stockholders and affiliates of The TCW Group, Inc. have agreed without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus, not to directly or indirectly do any of the following:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of our common stock or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise

NEW YORK STOCK EXCHANGE LISTING

    The common stock is currently traded on the OTC Bulletin Board. We have applied for the listing of our common stock on the New York Stock Exchange under the symbol " ." In order to meet the requirements for listing of our common stock on that exchange, the U.S. underwriters and the international managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

PRICING OF THE OFFERING

    Before this offering, there has been a limited public market for our common stock. The public offering price will be determined through negotiations among us, the selling stockholders and the U.S.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

representatives and the lead managers. The factors to be considered in determining the public offering price include the following:

    - prevailing market conditions

    - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us

    - our financial information

    - the history of, and the prospects for, our company and the industry in which we compete

    - an assessment of our management, its past and present operations, the prospects for, and timing of, future revenues of our company, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of our common stock is completed, the rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    If the underwriters create a short position in our common stock in connection with the offering, in other words, if they sell more shares of our common stock than are indicated on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing our common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

    The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

    Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither our company nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

    Each international manager has agreed to each of the following:

    - it has not offered or sold and, prior to the expiration of the period of six months from the closing date, will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding,

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

      managing or disposing of investments, whether as principal or agent, for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995

    - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the KinderCare common stock in, from or otherwise involving the United Kingdom

    - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of KinderCare common stock to a person who is of a kind described in
      Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

    No action has been or will be taken in jurisdiction, except in the United States, that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to our company, the selling stockholders or shares of our common stock in any jurisdiction where action for the purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country of jurisdiction.

    Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in additional to the offering price set forth on the cover page of this prospectus.

OTHER RELATIONSHIPS

    Members of the underwriting group and their affiliates engage in transactions with, and perform services for, our company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with our company, for which they have received customary compensation.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         SHARES

                       KINDERCARE LEARNING CENTERS, INC.

                                  COMMON STOCK

                              -------------------

                              P R O S P E C T U S

                              -------------------

                          MERRILL LYNCH INTERNATIONAL

                           CREDIT SUISSE FIRST BOSTON

                       SALOMON SMITH BARNEY INTERNATIONAL

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses expected to be incurred, and borne by, KinderCare in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee, and the New York Stock Exchange listing application fee, are estimated.

Securities and Exchange Commission registration fee...............................  $
National Association of Securities Dealers, Inc. filing fee.......................
New York Stock Exchange listing application fee...................................
Printing and engraving fees and expenses..........................................
Legal fees and expenses...........................................................
Accounting fees and expenses......................................................
Blue Sky fees and expenses........................................................
Transfer Agent and Registrar fees and expenses....................................
Miscellaneous expenses............................................................
                                                                                    ---------
Total.............................................................................
                                                                                    ---------
                                                                                    ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    KinderCare is a Delaware corporation. Section 102(b)(7) of the Delaware General Corporation Law enables a corporation in its original certificate of incorporation or an amendment to such certificate to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which a director derives an improper personal benefit.

    Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    KinderCare's certificate of incorporation provides for the indemnification of any individual who is made a party to a proceeding because such individual is or was a director or officer of KinderCare against liability incurred by such individual in the proceeding if such individual acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interests of KinderCare and, in the case of any criminal proceeding, the individual had no reason to believe his or her conduct was unlawful. In addition, Article IV of the bylaws of KinderCare, which is filed as Exhibit 3(b) to this registration statement, provides for indemnification of the officers and directors to the full extent permitted by applicable law.

    The purchase agreements, which are Exhibits 1(a) and 1(b) to this registration statement, provide for indemnification by the underwriters, severally and not jointly, of KinderCare, its directors and officers and the selling stockholders, and by KinderCare and the selling stockholders, severally and not jointly, of the underwriters, for liabilities arising under the Securities Act, and afford rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the three years preceding the filing of this registration statement, KinderCare sold shares of its common stock in the amount, at the time, and for the aggregate amount of consideration listed below without registration under the Securities Act of 1933. Exemption from registration under the Securities Act for the following sale is claimed under Section 4(2) of the Securities Act because such transaction was by an issuer and did not involve a public offering:

    On February 14, 1997, KinderCare issued 157,895 shares of common stock to David J. Johnson for aggregate consideration of $3,000,005.

ITEM 16. EXHIBITS

    The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:

  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBITS
-----------  --------------------------------------------------------------------------------------------------------
      1(a)   Form of U.S. Purchase Agreement among KinderCare and the Underwriters named therein.*

      1(b)   Form of International Purchase Agreement among KinderCare and the Underwriters named therein.*

      2(a)   Agreement and Plan of Merger dated as of October 3, 1996, between KinderCare Learning Centers, Inc. and
             KCLC Acquisition Corp. (incorporated by reference from Exhibit 2.1(a) to KinderCare's Form S-4, filed
             January 7, 1997, File No. 333-19345).

      2(b)   Merger Agreement Amendment dated as of December 27, 1996 between KinderCare and KCLC Acquisition
             (incorporated by reference from Exhibit 2.1(b) to KinderCare's Form S-4, filed January 7, 1997, File No.
             333-19345).

      2(c)   Stockholders' Agreement between KinderCare and the stockholders parties thereto (incorporated by reference from Exhibit 2.3 of KinderCare's Registration Statement on Form S-4 dated March 11, 1997, File
             No. 333-23127).

      3(a)   Certificate of Incorporation of KinderCare.*

      3(b)   By-Laws of KinderCare*

      4(a)   Form of Common Stock certificate.*

      4(b)   Provisions of the Certificate of Incorporation and By-Laws of KinderCare defining the rights of security holders, included in Exhibits 3(a) and 3(b).*

  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBITS
-----------  --------------------------------------------------------------------------------------------------------
      4(c)   Indenture dated as of February 13, 1997 between KinderCare and Marine Midland Bank, as Trustee
             (incorporated by reference from Exhibit 4.1 of Amendment No. 1 to KinderCare's Registration Statement on
             Form S-4 dated April 9, 1997, File No. 333-23127).

      4(d)   Form of 9 1/2% Series B Senior Subordinated Note due 2009 (incorporated by reference from Exhibit 4.3 of
             Amendment No. 1 to KinderCare's Registration statement on Form S-4 dated April 9, 1997, File No.
             333-23127).

         5   Opinion of Simpson Thacher & Bartlett.*

     10(a)   Credit Agreement, dated as of February 13, 1997, among KinderCare, the several lenders from time to time parties thereto, and the Chase Manhattan Bank as administrative agent (incorporated by reference from
             Exhibit 10.1 of KinderCare's Registration Statement on Form S-4 dated March 11, 1997, File No.
             333-23127).

     10(b)   Registration Rights Agreement, dated as of February 13, 1997, among KCLC Acquisition, KLC Associated
             L.P. and KKR Partners II, L.P. (incorporated by reference from Exhibit 10.2 of KinderCare's Registration
             Statement on Form S-4 dated March 11, 1997, File No. 333-23127).

     10(c)   Letter Agreement relating to termination of employment of Sandra Scarr dated January 8, 1997
             (incorporated by reference from Exhibit 10(d) of KinderCare's Annual Report on Form 10-K for the fiscal year ended May 30, 1997, File No. 0-17098).

     10(d)   Lease between 600 Holladay Limited Partnership and KinderCare Learning Centers, Inc. dated June 2, 1997
             (incorporated by reference from Exhibit 10(f) of KinderCare's Annual Report on form 10-K for the fiscal year ended May 30, 1997, File No. 0-17098).

     10(e)   Restated KinderCare Learning Centers, Inc. Nonqualified Deferred Compensation Plan Effective August 1,
             1996 (incorporated by reference from Exhibit 10(a) to KinderCare's Quarterly Report on Form 10-Q for the
             Quarterly Period ended September 19, 1997, File No. 0-17098).

     10(f)   1997 Stock Purchase and Option Plan for Key Employees of KinderCare Learning Centers, Inc. and
             Subsidiaries (incorporated by reference from Exhibit 10(c) to KinderCare's Quarterly Report on Form 10-Q
             for the Quarterly Period ended September 19, 1997, File No. 0-17098).

     10(g)   Form of Management Stockholder's Agreement (incorporated by reference from Exhibit 10(c) to KinderCare's
             Quarterly Report on Form 10-Q for the Quarterly Period ended September 19, 1997, File No. 0-17098).

     10(h)   Form of Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10(c) to
             KinderCare's Quarterly Report on Form 10-Q for the Quarterly Period ended September 19, 1997, File No.
             0-17098).

     10(i)   Form of Sale Participation Agreement (incorporated by reference from Exhibit 10(f) to KinderCare's
             Quarterly Report on Form 10-Q for the Quarterly Period ended September 19, 1997, File No. 0-17098).

     10(j)   Form of Term Note (incorporated by reference from Exhibit 10(g) to KinderCare's Quarterly Report on Form
             10-Q of the Quarterly Period ended September 19, 1997, File No. 0-17098).

     10(k)   Form of Pledge Agreement (incorporated by reference from Exhibit 10(h) to KinderCare's Quarterly Report on Form 10-Q for the Quarterly Period ended September 19, 1997, File No. 0-17098).

  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBITS
-----------  --------------------------------------------------------------------------------------------------------
     10(l)   Stockholders' Agreement dated as of February 14, 1997 between KinderCare Learning Centers, Inc. and
             David J. Johnson (incorporated by reference from Exhibit 10(l) to KinderCare's Quarterly Report on Form
             10-Q for the Quarterly Period ended September 19, 1997, File No. 0-17098).

     10(m)   Nonqualified Stock Option Agreement dated as of February 14, 1997 between KinderCare Learning Centers,
             Inc. and David J. Johnson (incorporated by reference from Exhibit 10(j) to KinderCare's Quarterly Report on Form 10-Q for the Quarterly Period ended September 19, 1997, File No. 0-17098).

     10(n)   Sale Participation Agreement dated as of February 14, 1997 among KKR Partners II, L.P., KLC Associates,
             L.P. and David J. Johnson (incorporated by reference from Exhibit 10(k) to KinderCare's Quarterly Report on Form 10-Q for the Quarterly Period ended September 19, 1997, File No. 0-17098).

     10(o)   Directors' Deferred Compensation Plan (incorporated by reference from Exhibit 10(q) to KinderCare's
             Annual Report on Form 10-K for the fiscal year ended May 29, 1998, File No. 333-42137).

     10(p)   Form of Indemnification Agreement for Directors and Officers of KinderCare (incorporated by reference from Exhibit 10(r) to KinderCare's Annual Report on Form 10-K for the fiscal year ended May 29, 1998,
             File No. 333-42137).

     10(r)   Restated KinderCare Learning Centers, Inc. Nonqualified Deferred Compensation Plan effective January 1,
             1999 (incorporated by reference from Exhibit 10(a) to KinderCare's Quarterly Report on Form 10-Q for the
             Quarterly Period ended March 5, 1999, File No. 333-42137).

     10(s)   Form of Executive Split Dollar Life Insurance Agreement (incorporated by reference from Exhibit 10(a) to
             KinderCare's Quarterly Report on Form 10-Q for the Quarterly Period ended March 5, 1999, File No.
             333-42137).

        16   Letter from KPMG LLP regarding Change in Certifying Accountant (incorporated by reference from Exhibit
             16 of the Registrant's Current Report on Form 8-K dated April 7, 1997).

        21   Subsidiaries of KinderCare.

     23(a)   Accountants' Consent--Deloitte & Touche LLP.

     23(b)   Accountants' Consent--KPMG LLP.

     23(c)   Consent of Simpson Thacher & Bartlett, included in the opinion filed as Exhibit 5.*

        24   Powers of Attorney.

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 9, 1999.

                                KINDERCARE LEARNING CENTERS, INC.

                                By:  /s/ DAVID J. JOHNSON
                                     -----------------------------------------
                                     Name: David J. Johnson
                                     Title: Chief Executive Officer and
                                          Chairman of the Board of Directors

    Pursuant to the requirements of the Securities Act, this registration statement has been signed on the 9th day of April, 1999 by the following persons in the capacities indicated:

          SIGNATURE                        TITLE
------------------------------  ---------------------------

1) Principal executive
officer:

     /s/ DAVID J. JOHNSON       Chief Executive Officer and
------------------------------    Chairman of the Board
       David J. Johnson

2) Principal financial and
accounting officer:

              *                 Vice President, Financial
------------------------------    Control and Planning
         Dan Jackson

3) Directors:

              *
------------------------------
       Henry R. Kravis

              *
------------------------------
      George R. Roberts

              *
------------------------------
      Clifton S. Robbins

              *
------------------------------
        Nils P. Brous

              *
------------------------------
        Stephen Kaplan

          /s/ DAVID J. JOHNSON
     ------------------------------
            David J. Johnson
  *By:      Attorney-in-Fact